

American International Group, Inc.

2023 Notice of Annual Meeting and Proxy Statement

Our Purpose is to discover new potential by reimagining what AIG can do for you.



Take ownership
• We set clear expectations
• We are proactive
• We are accountable

Set the standard
• We deliver quality—always
• We are client-centric
• We lead the industry

Win together
• We are stronger together
• We are aligned
• We are one team

Be an ally
• We strive for inclusion
• We listen and learn
• We speak with our actions

Do what's right
• We act with integrity
• We lead by example
• We lift up our communities

Our Values and how we bring them to life:

A Letter from our Chairman & Chief Executive Officer



Peter Zaffino
Chairman & Chief Executive Officer

Dear Fellow Shareholders:

As we approach AIG's 2023 Annual Meeting of Shareholders, I would like to share highlights from 2022, a year where we made significant progress across our strategic priorities and delivered significant value to our shareholders and other stakeholders.

Our most significant accomplishment last year was completing the Initial Public Offering (IPO) of Corebridge Financial, Inc. (Corebridge) in September. We completed the IPO, the largest in the United States in 2022, notwithstanding significant volatility and complexity in the equity capital markets.

We also made significant progress on the operational separation of Corebridge from AIG, including creating Investment groups for each company with investment strategies aligned to their businesses. Over the last couple of years, we entered into strategic partnerships with Blackstone and BlackRock, and are benefiting from their scale and investment expertise. Through the end of 2022, we transferred approximately $50 billion and $150 billion of assets, respectively, to these partners.

Separately, our multi-year effort to remediate the General Insurance portfolio led to significant improvement in the financial results of this business over the last few years and, particularly in 2022, which resulted in the strongest underwriting profitability AIG has ever achieved. Underwriting income was $2 billion, representing the second consecutive year with $1 billion or more of earnings improvement. Our General Insurance global portfolio has been completely overhauled and is well positioned for continued profitable and sustainable growth.

With respect to the balance sheets of AIG and Corebridge, throughout 2022, we executed on multiple capital market transactions to establish a strong balance sheet for Corebridge as a standalone company while strengthening AIG's balance sheet. These actions, coupled with our impressive financial performance in 2022, allowed us to return over $6 billion to shareholders through $5.1 billion of share repurchases and $1 billion of dividends while reducing AIG's debt outstanding by over $9 billion.

Additionally, in March 2022, we introduced a new Purpose statement for AIG: "To Discover New Potential by Reimagining What AIG Can Do For You," which demonstrates our optimism about the future and how we plan to continue leading the industry, enabling progress, and delivering value in an ever-changing and increasingly complex landscape. This Purpose statement is underpinned by five core values: Take ownership, Set the standard, Win together, Be an ally, and Do what's right. Committing to our values at every level of the organization and embedding them in our day-to-day interactions is critical to strengthening AIG's culture of continuous improvement and aligning behaviors around shared goals, particularly as we look to the future state of AIG post de-consolidation of Corebridge.

With respect to the AIG Board of Directors, since our last Annual Meeting of Shareholders, we continued our thoughtful approach to director refreshment. John Rice, who joined the Board in March 2022, assumed the role of Lead Independent Director in January 2023. John is an experienced former senior executive, a seasoned public company director, and a thoughtful and respected member of AIG's Board. We also added three new directors and built a strong pipeline of candidates for the future. We were pleased to welcome Paola Bergamaschi in December 2022 and more recently, Diana Murphy and Vanessa Wittman, in March 2023. All three bring unique skills, experience, and personal attributes that will enhance the effectiveness of our Board. More information about each of our director nominees can be found in this Proxy Statement.

As previously announced, Doug Steenland, who served as a director since 2009, Non-Executive Chairman from 2015 until 2021, and Lead Independent Director through 2022, decided not to stand for re-election this year. In January 2023, we announced that Tom Motamed decided to retire from the Board for health reasons. And, earlier this month, we announced that Jerry Jurgensen, a director since 2013, decided to retire and not stand for re-election at the 2023 Annual Meeting. We and our stakeholders benefited from having Doug, Tom and Jerry on the Board of Directors, and, on behalf of all AIG directors, I want to thank them for their many contributions.

The Board encourages you to read this Proxy Statement and the accompanying Annual Report, and we welcome you to join AIG's virtual Annual Meeting of Shareholders at www.virtualshareholdermeeting.com/AIG2023 on Wednesday, May 10, 2023, at 11:00 a.m. Eastern Time.

Thank you for your continued investment in and support of AIG. I am very optimistic about our future as we continue AIG's journey to become a top performing company delivering excellence in all that we do.

Sincerely,

Peter Zaffino
Chairman & Chief Executive Officer

Notice of Annual Meeting of Shareholders

2023 Annual Meeting of Shareholders to be Held Virtually:

This year's meeting will be held in a virtual format only. Please visit www.virtualshareholdermeeting.com/AIG2023

Date and Time:
May 10, 2023
11:00 a.m. Eastern Time

March 29, 2023

Matters to be Voted On:

1. Election of the Ten Director Nominees Named in this Proxy Statement
2. Advisory Vote to Approve Named Executive Officer Compensation
3. Ratify Appointment of PricewaterhouseCoopers LLP to Serve as Independent Auditor for 2023
4. Consideration of the Shareholder Proposal in this Proxy Statement, if Properly Presented at the Annual Meeting
5. Other business, if Properly Presented at the Annual Meeting

Your vote is very important. We encourage you to vote.

Who May Vote:

If you owned shares of AIG common stock at the close of business on March 13, 2023 (the record date), you are entitled to receive this Notice of the 2023 Annual Meeting and to vote at the 2023 Annual Meeting, either during the virtual meeting or by proxy.

How to Participate:

To participate in the 2023 Annual Meeting via the website (www.virtualshareholdermeeting.com/AIG2023), enter the 16-digit voting control number found on your proxy card, voting instruction form, notice of internet availability of proxy materials, or email notification. You can find detailed instructions on page 91 of this Proxy Statement.

Please carefully review this Proxy Statement and vote in one of the four ways identified on this page under "How to Vote."

By Order of the Board of Directors.

Prabha Sipi Bhandari
Senior Vice President, Deputy General Counsel & Corporate Secretary

How to Vote:

By Telephone	By the Internet	By Mail	Online During the Meeting
Call the telephone number on your proxy card or voting instruction form or in other communications	Go to www.proxyvote.com and follow the instructions	Sign, date and mail your proxy card or voting instruction form in the enclosed envelope	Attend the 2023 Annual Meeting online. See page 92 for instructions on how to attend and vote online

   

The Board of Directors of American International Group, Inc. (AIG or the Company) is soliciting proxies to be voted at our 2023 Annual Meeting of Shareholders on May 10, 2023, and at any postponed or reconvened meeting. We expect that the proxy materials and notice of internet availability will be mailed and made available to shareholders beginning on or about March 29, 2023.

Table of Contents

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be held virtually on May 10, 2023. The Notice of the 2023 Annual Meeting of Shareholders and Proxy Statement, as well as AIG's 2022 Annual Report, are available free of charge at www.proxyvote.com or at www.aig.com. References in either document to our website are for the convenience of readers, and information available at or through our website is not a part of, nor is it incorporated by reference in, the Proxy Statement or Annual Report.

AIG's principal executive offices are located at 1271 Avenue of the Americas, New York, New York, 10020-1304.

Proposal 1
Election of Directors

What am I voting on?

The Board of Directors (Board) is seeking your support for the election of the ten individuals nominated to serve on the Board until the 2024 Annual Meeting or until a successor is duly qualified and elected.

Our director nominees hold and have held senior positions as leaders of various large and complex global businesses. Our nominees have been chief executive officers and chief financial officers, insurance regulators, senior executives with financial services, insurance, media, private equity and industrial firms, and senior government officials. Through these roles, our nominees have developed expertise in such areas as insurance, financial services, international business operations, risk management, corporate governance, M&A, technology and human capital management. With this blend of skills and experience, our nominees bring fresh perspectives and a seasoned and practical approach to Board deliberations and oversight. Each director nominee is independent, except for our Chairman & Chief Executive Officer (CEO), Mr. Zaffino.

Detailed biographical information for each director nominee follows. We have included the important experiences, qualifications and skills, including other public company directorships, that our nominees bring to the Board. Each director nominee is currently a director on the Board and has consented to being named as a nominee in the proxy materials and to serve if elected.

Voting Recommendation

The Board of Directors unanimously recommends a vote **FOR** each of the nominees for election to the Board at the 2023 Annual Meeting.

Board Composition and Refreshment Process

AIG prioritizes effective and aligned Board composition, supplemented by a thoughtful approach to refreshment. Over the past several years, the Board, with significant support from the Nominating and Corporate Governance Committee (the Committee or NCGC), has undertaken a thorough evaluation of the composition of the Board, taking into account the characteristics and qualifications of existing directors, potential director departures and the Company's evolving strategic objectives.

The Committee identifies candidates in several ways: current directors and senior management may recommend suitable candidates; any shareholder may recommend a director candidate by writing to AIG's Corporate Secretary (see page 95 for contact information); and the Committee may engage third-party search firms to ensure that there is a large and diverse pool of suitable candidates.

Criteria for Board Membership

The Board and the NCGC conduct a rigorous review, taking into consideration the criteria set forth in AIG's Corporate Governance Guidelines. The Board considers the following attributes essential for all directors:

- High personal and professional ethics, values and integrity

- The ability to work together as part of an effective, collegial group

- A commitment to representing the long-term interests of AIG and our shareholders

- The skill, expertise and experience with businesses and other organizations that the Board deems relevant

- The interplay of the individual's experience with the experience of other Board members

- Diversity, including diversity of personal background and professional experience, skills and qualifications as well as race, gender, ethnicity, religion, nationality, disability, sexual orientation and cultural background

- The contribution represented by the individual's skills, experience and attributes to ensuring that the Board has the necessary tools to perform its oversight function effectively

- The ability and willingness to commit adequate time to AIG over an extended period of time

Key Skills, Experience and Expertise

The Committee regularly reviews with the Board the essential skills, experience and expertise that are most important in selecting candidates to serve as directors, considering AIG's complex businesses, regulatory environment and the mix of capabilities and experience already represented on the Board. To this end, the Board and the NCGC have identified the following key skills and areas of expertise as essential for effective oversight in light of AIG's businesses and strategy:

 **Insurance** Experience working in the insurance industry, particularly property and casualty

 **Financial Services** Experience in the non-insurance financial services industry, including banking and financial markets

 **Business Transformation** Experience leading or overseeing successful long-term business transformations and corporate restructurings at scale or significant acquisitions and integrations

 **Public Company Executive Leadership** Experience in a significant leadership position at a public company, such as a chief executive officer, chief financial officer or other senior leadership role

 **Risk Management** Experience with the identification, assessment and oversight of enterprise risk management programs and best practices, including those relating to operational risks and cyber risks

 **Regulatory/Government** Experience working in highly regulated industries and/or as a regulator or other government official

 **Financial Reporting/Accounting** Experience with financial reporting, accounting or auditing processes and standards

 **International Experience** Experience managing or overseeing businesses outside the U.S. and/or working or living in countries outside the U.S.

 **Technology** Knowledge of or experience with technology and related issues and risks

 **Digital** Knowledge of or experience with digital transformations and digital workflows, as well as related issues and risks

 **ESG/Sustainability** Experience with environmental, sustainability and governance (ESG)-related issues

Diversity

The Board strives to maintain a diverse Board, and diversity continues to be an important consideration in the director search and nomination process. While the Board has not adopted a specific policy on diversity, we believe that diversity — including with regard to race, gender, ethnicity, religion, nationality, disability, sexual orientation, and cultural background — is an important consideration in the director search and nomination process. Additionally, when considering the composition of the Board and director refreshment, the Board and NCGC consider diversity in a broad sense, including work experience, skills and perspectives. The total mix of all these considerations contributes to more meaningful Board deliberations and oversight, and it is critical to the Company's long-term success. Our director nominees include five men and five women, two nominees who are African American/Black and one nominee who is LGBTQ+.

AIG has undertaken significant Board refreshment in recent years. We believe our nominees' diverse and complementary skills, experiences and attributes promote a well-functioning, highly-qualified Board to provide appropriate guidance and independent oversight. In the nominees' biographies beginning on page 9 — as well as the summary graphic below — we highlight each nominee's key skills, experience and areas of expertise.

Director nominee and title	Director Since	Regulatory/ Government	Business Transformation	Public Company Executive Leadership	Financial Reporting/ Accounting	Risk Management	Insurance	Financial Services	International Experience	Technology/Cyber	Digital	ESG / Sustainability	African American/ Black	Gender (M/F)	LGBTQ+
Paola Bergamaschi — Former Global Banking and Capital Markets Executive at State Street Corporation, Credit Suisse and Goldman Sachs	2022	■			■	■		■	■	■				F	
James Cole, Jr. — Chairman & Chief Executive Officer of The Jasco Group, LLC; Former Delegated Deputy Secretary of Education and General Counsel of the U.S. Department of Education	2021	■	■			■		■		■		■	■	M	■
W. Don Cornwell — Former Chairman of the Board & Chief Executive Officer, Granite Broadcasting Corporation	2011	■		■	■			■					■	M	
Linda A. Mills — Former Corporate Vice President of Operations, Northrop Grumman Corporation	2015	■		■	■				■	■	■	■		F	
Diana M. Murphy — Managing Director, Rocksolid Holdings LLC	2023		■	■	■			■				■		F	
Peter R. Porrino — Former Executive Vice President & Chief Financial Officer, XL Group Ltd	2019	■		■	■	■	■							M	
John G. Rice LEAD INDEPENDENT DIRECTOR — Former Non-Executive Chairman, GE Gas Power; Former President & Chief Executive Officer, GE Global Growth Organization	2022	■	■	■	■			■	■	■				M	
Therese M. Vaughan — Professional Director of the Emmett J. Vaughan Institute of Risk Management and Insurance at the University of Iowa; Former Chief Executive Officer of the National Association of Insurance Commissioners	2019	■			■	■	■				■	■		F	
Vanessa A. Wittman — Former Chief Financial Officer, Glossier, Inc.	2023		■	■	■	■		■			■			F	
Peter Zaffino — Chairman & Chief Executive Officer, AIG	2020	■	■	■	■	■	■	■	■	■	■	■		M	
Total Skills, Experience and Expertise and Diversity		8	5	7	9	6	4	7	4	5	4	5	2	5M/5F	1

Skills, Experience and Expertise | *Diversity*

Director Nominees

The Board, on the recommendation of the NCGC, has nominated for election to the Board the ten individuals presented in the Proxy Statement beginning on page 9. All are current directors of AIG and were elected by the shareholders at the 2022 Annual Meeting, other than Paola Bergamaschi who joined the Board in December 2022, and Diana M. Murphy and Vanessa A. Wittman, who joined the Board in March 2023. Third-party search firms identified Ms. Bergamaschi and Ms. Murphy, and an executive officer identified Ms. Wittman.

AIG's Corporate Governance Guidelines and By-Laws do not impose term limits because, in certain circumstances, the Board believes that a director who serves for an extended period could be uniquely positioned to provide insight and perspective regarding AIG's operations and strategic direction. Our Corporate Governance Guidelines require that directors retire at the annual meeting after reaching age 75, unless, at the Committee's recommendation, the Board waives this limitation for a period of one year if it is deemed to be in the best interests of AIG. The Board has elected to make such an exception for W. Don Cornwell, having concluded that the Company would benefit from Mr. Cornwell's continued contributions to the Board given his insight and historical perspective regarding AIG.

As previously disclosed, two of our current directors, Douglas M. Steenland, who until December 31, 2022, had been the Board's Lead Independent Director, and William G. Jurgensen are not standing for election and will retire at the 2023 Annual Meeting. We thank Mr. Steenland, Mr. Jurgensen, and Thomas M. Motamed, who retired from the Board in January 2023 for health reasons, for their service and valuable contributions as directors.

In light of the recent retirements and Board refreshment efforts, the average tenure of the director nominees is 3.3 years.

Director Independence

All of AIG's non-management directors are independent under the New York Stock Exchange (NYSE) listing standards and AIG's independence standards, which are set forth in the Corporate Governance Guidelines. To be considered independent, a director must have no disqualifying relationships, as defined by the NYSE, and the Board must affirmatively determine that he or she has no material relationships with AIG, either directly or as a partner, shareholder or officer of another organization that has a relationship with AIG.

> All director nominees are independent except for the Chairman & Chief Executive Officer

Before joining the Board, and annually thereafter, each director or nominee (as applicable) completes a questionnaire seeking information about relationships and transactions that may require disclosure, that may affect the independence determination for that individual, or that may affect the heightened independence standards that apply to members of the Audit and Compensation and Management Resources committees.

The NCGC's assessment of independence considers all known relevant facts and circumstances about the relationships bearing on the independence of a director or nominee. This assessment also considers sales of insurance products and services, in the ordinary course of business and on the same terms made available to third parties, between AIG (including its subsidiaries) and other companies or charitable organizations where a director (or immediate family members) may have relationships pertinent to the independence determination. The NCGC reviews these relationships to assess their materiality and determine if any such relationship would impair the independence and judgment of the relevant director.

The Board, on the recommendation of the NCGC, has determined that, other than Mr. Zaffino, each nominee for election at the 2023 Annual Meeting — Paola Bergamaschi, James Cole, Jr., W. Don Cornwell, Linda A. Mills, Diana M. Murphy, Peter R. Porrino, John G. Rice, Therese M. Vaughan and Vanessa A. Wittman — does not have, directly or indirectly, a material relationship with AIG, or any direct or indirect material interest in any transactions involving AIG and, therefore, satisfies the independence criteria in the NYSE's listing standards and our Corporate Governance Guidelines. Mr. Zaffino, as CEO, is the only director nominee who holds a management position and is not an independent director under the NYSE's listing standards.

Mr. Steenland, who is not standing for re-election to the Board, was also determined by the Board, on the recommendation of the NCGC, to be independent under the NYSE listing standards and our Corporate Governance Guidelines during 2022. In making this determination, the NCGC considered Mr. Steenland's relationship with Blackstone Inc. (Blackstone), where he serves as a senior advisor. While Blackstone has a 9.9 percent equity stake in Corebridge and has entered into certain other transactions with AIG, the Board noted that Mr. Steenland is an advisor to Blackstone, not an employee, and he recused himself from the discussions and approvals associated with those transactions.

Mr. Motamed, who retired from the Board in January 2023, and Mr. Jurgensen, who will not stand for re-election at the 2023 Annual Meeting, were each also determined by the Board, on the recommendation of the NCGC, to be independent under the NYSE listing standards and our Corporate Governance Guidelines during 2022.

With regard to the former directors who did not stand for re-election at the 2022 Annual Meeting — namely, John H. Fitzpatrick, Christopher S. Lynch and Amy L. Schioldager — the Board, on the recommendation of the NCGC, determined that they were independent under the NYSE listing standards for the period during which they served on the Board in 2022.

Director Nominee Biographies

AIG strives to maintain a balanced and independent Board that is committed to representing the long-term interests of AIG's shareholders. We seek to have a Board that possesses the diverse skills, experience and attributes necessary to provide guidance on AIG's strategy and to oversee management's approach to addressing the challenges and risks facing AIG.

The following table provides summary information about each of our ten director nominees. The Board recommends that our shareholders elect all ten director nominees listed below at the Annual Meeting. Each nominee is elected annually by a majority of votes cast in uncontested elections.

Paola Bergamaschi



■ **Independent**

Age: 61
Director since: 2022

COMMITTEES

Ms. Bergamaschi will receive her committee appointments after the 2023 Annual Meeting

CAREER HIGHLIGHTS

- State Street Corporation (financial services company)
  — Senior Managing Director, Head of EMEA Asset Owners Sector Solutions, 2013 to 2014
  — Senior Managing Director, Head of Client Relationship Management, Global Markets, 2011 to 2013
  — Senior Managing Director, Global Head of Equity Distribution, 2008 to 2010
  — Various positions, 2003 to 2008
- Credit Suisse First Boston
  — Director, Equity Sales, 1998 to 2003
- Sanpaolo IMI S.p.A
  — Director Head of Equities, 1995 to 1998
- Goldman Sachs
  — Executive Director, Equity Research, 1989 to 1995

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS

- None

Key Experience and Qualifications: In light of Ms. Bergamaschi's experience as a financial services executive with deep international expertise in capital markets, global banking, financial reporting and risk and international regulatory oversight, the Board has concluded that Ms. Bergamaschi should be elected.

James Cole, Jr.



■ **Independent**

Age: 54
Director since: 2021

COMMITTEES

- **Nominating and Corporate Governance**
- **Risk and Capital**

CAREER HIGHLIGHTS

- The Jasco Group, LLC (investment management firm)
  - Chairman & Chief Executive Officer, since 2017
- U.S. Department of Education
  - Delegated Deputy Secretary of Education & General Counsel, 2016 to 2017
  - General Counsel, 2014 to 2017
  - Senior Advisor to the Secretary, 2014
- U.S. Department of Transportation
  - Deputy General Counsel, 2011 to 2014
- Wachtell, Lipton, Rosen & Katz
  - Partner, 1996 to 2011

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS

- None

Key Experience and Qualifications: In light of Mr. Cole's considerable public policy and government experience, as well as his professional experience as a corporate lawyer advising on strategic transactions and corporate governance matters, the Board has concluded that Mr. Cole should be re-elected.

W. Don Cornwell



■ **Independent**

Age: 75
Director since: 2011

COMMITTEES

- **Audit (Financial Expert)**
- **Nominating and Corporate Governance**

CAREER HIGHLIGHTS

- Granite Broadcasting Corporation (television broadcasting)
  - Founder, Chairman of the Board & Chief Executive Officer, 1988 to 2009
  - Vice Chairman, 2009
- Goldman Sachs
  - Chief Operating Officer, Corporate Finance Department, 1980 to 1988
  - Vice President, Investment Banking Division, 1976 to 1988

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS

- Natura &Co Holding S.A., since 2020
- Viatris Inc. (Pfizer spinoff that merged with Mylan), since 2020

FORMER PUBLIC COMPANY DIRECTORSHIPS

- Pfizer Inc., 1997 to 2020
- Avon Products, Inc., 2002 to 2020

Key Experience and Qualifications: In light of Mr. Cornwell's experience in significant financial and strategic business transformations, as well as his professional experience across the financial services industry, the Board has concluded that Mr. Cornwell should be re-elected.

Linda A. Mills



■ **Independent**

Age: 73
Director since: 2015

COMMITTEES

■ **Compensation and Management Resources (Chair)**
■ **Audit**

CAREER HIGHLIGHTS

■ Cadore Group, LLC (management and IT consulting)
  — President, 2015 to present
■ Northrop Grumman Corporation
  — Corporate Vice President, Operations, 2013 to 2015
  — Corporate Vice President & President of Information Systems and Information Technology sectors, 2008 to 2012
  — President of the Civilian Agencies Group, 2006 to 2007
  — Vice President of Operations and Process, Information Technology Sector, 2003 to 2006
■ TRW, Inc.
  — Various positions, 1979 to 2002, including Vice President of Information Systems and Processes

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS

■ Navient Corporation (non-executive chair), since 2014

Key Experience and Qualifications: In light of Ms. Mills' experience with large and complex international operations, risk management, information technology and cybersecurity, and her prior management of a significant line of business, the Board has concluded that Ms. Mills should be re-elected.

Diana M. Murphy



■ **Independent**

Age: 66
Director since: 2023

COMMITTEES

Ms. Murphy will receive her committee appointments after the 2023 Annual Meeting

CAREER HIGHLIGHTS

■ Rocksolid Holdings, LLC (private equity)
  — Managing Director, 2007 to present
■ United States Golf Association
  — President, 2016 to 2018
■ Georgia Research Alliance Venture Fund
  — Managing Director, 2012 to 2016
■ Chartwell Capital Management Co., Inc.
  — Managing Director, 1997 to 2007
■ Tribune Media Company, 1979 to 1995
  — Senior Vice President, Advertising and Marketing, The Baltimore Sun Company, 1992 to 1995
  — Various positions, 1979 to 1992

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS

■ Synovus Financial Corp., since 2017
■ Landstar System, Inc. (non-executive chair), since 1998

FORMER PUBLIC COMPANY DIRECTORSHIPS

■ CTS Corporation, 2010 to 2020

Key Experience and Qualifications: In light of Ms. Murphy's significant business acumen, including her experience in leading complex companies through strategic and organizational change, her experience as a seasoned public company director, as well as her background in media, communications and marketing, the Board has concluded that Ms. Murphy should be elected.

Peter R. Porrino



■ **Independent**

Age: 66
Director since: 2019

COMMITTEES

- **Audit (Chair)**
- **Risk and Capital**

CAREER HIGHLIGHTS

- XL Group Ltd (insurance and reinsurance)
  - — Senior Advisor to the Chief Executive Officer, 2017 to 2018
  - — Executive Vice President & Chief Financial Officer, 2011 to 2017
- Ernst & Young LLP
  - — Global Insurance Industry Leader, 1999 through 2011
- Consolidated International Group
  - — President & Chief Executive Officer, 1998 to 1999
- Zurich Insurance Group
  - — Chief Financial Officer & Chief Operating Officer of Zurich Re Centre, 1993 to 1998
- Ernst & Young LLP
  - — Auditor, 1978 to 1993

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS

- None

Key Experience and Qualifications: In light of Mr. Porrino's professional experience related to the global insurance industry, as well as his experience in finance, accounting and risk management, the Board has concluded that Mr. Porrino should be re-elected.

John G. Rice



■ **Lead Independent Director**

Age: 66
Director since: 2022

COMMITTEES

- **Nominating and Corporate Governance (Chair)**
- **Audit (Financial Expert)**

CAREER HIGHLIGHTS

- General Electric Company (multinational conglomerate)
  - — Non-Executive Chairman, GE Gas Power, 2018 to 2020
  - — Vice Chairman, GE, 2005 to 2018
  - — President & Chief Executive Officer, GE Global Growth Organization, 2010 to 2017
  - — Various other senior positions, including:
    - • President & Chief Executive Officer, GE Technology Infrastructure, 2005 to 2010
    - • President & Chief Executive Officer, GE Industrial, 2005
    - • Senior Vice President, GE Energy, 2004
    - • Senior Vice President, GE Power Systems, 2000 to 2003
    - • Vice President GE Transportation Systems, 1997 to 1999

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS

- Baker Hughes Company, since 2017

Key Experience and Qualifications: In light of Mr. Rice's leadership experience, including leading complex, global organizations, the Board has concluded that Mr. Rice should be re-elected.

Therese M. Vaughan



■ **Independent**

Age: 66
Director since: 2019

COMMITTEES

■ Compensation and Management Resources
■ Risk and Capital

CAREER HIGHLIGHTS

■ University of Iowa (higher education)
  — Professional Director of the Emmett J. Vaughan Institute of Risk Management and Insurance, since 2021
■ Drake University (higher education)
  — Executive in Residence, 2019 to 2021
  — Robb B. Kelley Visiting Distinguished Professor of Insurance and Actuarial Science, 2017 to 2019
  — Dean of the College of Business and Public Administration, 2014 to 2017
■ National Association of Insurance Commissioners (NAIC)
  — Chief Executive Officer, 2009 to 2012
■ Joint Forum (group of banking, insurance, and securities supervisors)
  — Chair, 2012
■ State of Iowa
  — Insurance Commissioner, 1994 to 2004

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS

■ Verisk Analytics, Inc., since 2013
■ West Bancorporation, Inc., since 2019

FORMER PUBLIC COMPANY DIRECTORSHIPS

■ Validus Holdings, Ltd., 2013 to 2018

Key Experiences and Qualifications: In light of Ms. Vaughan's considerable experience in the insurance industry as well as her professional experience in insurance regulation, the Board has concluded that Ms. Vaughan should be re-elected.

Vanessa A. Wittman



■ **Independent**

Age: 55
Director since: 2023

COMMITTEES

Ms. Wittman will receive her committee appointments after the 2023 Annual Meeting

CAREER HIGHLIGHTS

■ Glossier, Inc. (consumer products)
  — Chief Financial Officer, 2019 to 2022
■ Oath Inc. (a subsidiary of Verizon Communications)
  — Chief Financial Officer, 2018 to 2019
■ Dropbox, Inc.
  — Chief Financial Officer, 2015 to 2016
■ Motorola Mobility Holdings, Inc. (a subsidiary of Google, Inc.)
  — Chief Financial Officer, 2012 to 2014
■ Marsh & McLennan Companies
  — Executive Vice President & Chief Financial Officer, 2008 to 2012

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS

■ Oscar Health, Inc., since 2021
■ Booking Holdings Inc., since 2019

FORMER PUBLIC COMPANY DIRECTORSHIPS

■ Ulta Beauty, Inc., 2014 to 2019
■ Sirius XM Holdings, Inc. 2011 to 2018

Key Experience and Qualifications: In light of Ms. Wittman's experience as a seasoned public company director and senior financial executive in global organizations across a range of industries, including insurance, consumer products and technology, the Board has concluded that Ms. Wittman should be elected.

Peter Zaffino



■ **Chairman &
Chief Executive Officer**

Age: 56
Director since: 2020

CAREER HIGHLIGHTS

■ American International Group, Inc.
  — Chairman, since 2022
  — Chief Executive Officer, since 2021; President, 2020
  — Executive Vice President & Global Chief Operating Officer, 2017 to 2021
  — Chief Executive Officer, General Insurance, 2017 to 2019
■ Marsh & McLennan Companies, Inc. (professional services)
  — Various senior positions, including:
    • Chairman for the Risk and Insurance Services segment, 2015 to 2017
    • Chief Executive Officer of Marsh, LLC, 2011 to 2017
    • President & Chief Executive Officer of Guy Carpenter, 2008 to 2011
    • Various executive roles at Guy Carpenter, 2001 to 2008
■ CORE Holdings, a GE Capital portfolio company
  — Various roles, 1995 to 2001

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS

■ Corebridge Financial, Inc., since 2022

Key Experiences and Qualifications: In light of Mr. Zaffino's deep insurance expertise, leadership capabilities, financial and operational skills, and his continued exceptional performance as the CEO of the Company, the Board has concluded that Mr. Zaffino should be re-elected.

Voting Recommendation

The Board of Directors unanimously recommends a vote **FOR** each of the nominees for election to the Board at the 2023 Annual Meeting.

Corporate Governance

Our Continuing Commitment to Effective and Robust Corporate Governance Practices

The Board is committed to effective corporate governance practices that are designed to maintain high standards of oversight, accountability, integrity and ethics while promoting the long-term interests of our shareholders. The Board continuously reviews and considers these practices to enhance its effectiveness.

Our governance framework enables independent, experienced and accomplished directors to provide advice, insight and oversight that will advance the interests of AIG and our shareholders. AIG has long strived to maintain sound governance standards, as reflected in our By-Laws, Certificate of Incorporation, Director, Officer and Senior Financial Officer Code of Business Conduct and Ethics, Corporate Governance Guidelines, committee charters, our systematic approach to risk management and in our commitment to transparent financial reporting and strong internal controls. The Board regularly reviews these corporate governance documents and makes modifications from time to time to reflect recent trends and investor feedback to ensure their continued effectiveness.

We encourage you to visit the Leadership and Governance page of our website (www.aig.com) where you can access information about corporate governance at AIG.

Highlights of our governance framework follow.

The Board is Accountable and Committed to Shareholder Rights

- All directors are elected annually
- Majority voting for directors in uncontested elections
- Shareholders have proxy access
- Shareholders can act by written consent
- Shareholders holding 25 percent of voting stock can call special meetings
- Robust share ownership requirements for directors and senior management
- No hedging, short sales or pledging of AIG securities
- Robust Clawback Policy
- Annual advisory vote on executive compensation
- Active and ongoing shareholder engagement

- Annual Board, committee and director evaluations
- Directors are subject to limitations on board service at other public companies
- Shareholders have equal voting rights per share
- Certificate of Incorporation and By-Laws do not impose supermajority voting requirements
- Directors' equity awards vest when they retire from the Board
- No director attending less than 75 percent of regular Board and applicable committee meetings for two consecutive years will be re-nominated
- Directors generally may not stand for election after reaching age 75

The Board is Independent, Diverse and Qualified

- All director nominees are independent, except for our Chairman & CEO, Mr. Zaffino

- All standing committees are comprised entirely of independent directors

- Independent directors meet regularly without management in conjunction with regularly scheduled Board and committee meetings

- Robust Lead Independent Director role with explicit responsibilities

- Of the ten director nominees, five are women, two are racially diverse, and one identifies as LGBTQ+

- The NCGC continuously reviews the composition of our Board, taking into consideration the skills, experience and attributes of the existing directors, both individually and as a group

The Board and its Committees are Actively Engaged in Oversight

- The Board annually evaluates CEO performance

- The Board oversees management succession planning

- The Board, through the Compensation and Management Resources Committee (CMRC), oversees executive compensation, and human capital and diversity, equity and inclusion (DEI) matters

- The Board, through the NCGC, oversees ESG, including with respect to sustainability, climate-related matters, corporate social responsibility, government relations and lobbying

- The Board, and through the Audit and Risk and Capital committees, oversees risks relating to cybersecurity, business and financial risks, and emerging risks

Board Leadership Structure

Peter Zaffino Holds the Combined Role of Chairman and CEO

The Board elected Peter Zaffino to the additional position of Chairman of the Board, effective January 1, 2022. The Board does not have a policy about whether the roles of Chairman of the Board and CEO should be separate or combined. Rather, the Board believes that the present structure, which includes a Lead Independent Director with well-defined responsibilities, provides AIG and the Board with exemplary leadership, appropriate independent oversight of management, continuity of experience that complements ongoing Board refreshment and the ability to communicate AIG's business and strategy to shareholders, the investor community, employees and other stakeholders.

Under the terms of AIG's new, five-year employment agreement with Mr. Zaffino, Mr. Zaffino will be nominated to serve as a member of the Board, and, if elected by the shareholders, will serve as the Chairman. See "Compensation Discussion and Analysis – 2022 CEO Five-Year Employment Agreement" for a description of Mr. Zaffino's employment agreement.

The Lead Independent Director Has Well-Defined Responsibilities

As required by our By-Laws and Corporate Governance Guidelines, because our Chairman is not independent, the Board selected a non-management director to serve as Lead Independent Director. Mr. Rice serves as the Lead Independent Director, and the Board believes that a Lead Independent Director with well-defined responsibilities enhances the effectiveness of the independent directors, improves risk management and oversight, and provides a channel for independent directors to candidly raise issues or concerns for the Board's consideration. The Lead Independent Director's responsibilities include the following:

- Providing advice, guidance and assistance to the Chairman, as requested

- Calling, setting the agenda for and chairing periodic executive sessions and meetings of the independent directors

- Consulting on and approving, in consultation with the Chairman, the agendas for and the scheduling of meetings of the Board

- Chairing meetings of the Board in the absence of the Chairman

- Serving as a liaison between the Chairman and the independent directors

- Reviewing and approving, in consultation with the Chairman, the quality, quantity, appropriateness and timeliness of information provided to the Board

- Communicating with shareholders, stakeholders and government officials in consultation with the Chairman

- Conferring regularly with the Chairman on matters of importance that may require action or oversight by the Board

- Carrying out such other duties as are requested by the independent directors, the Board, or any of its committees from time to time

We Generally Limit Service on Other Company Boards

The Board values the experience directors bring from other public company boards on which they serve, but acknowledges that such service may also present significant demands on a director's time and availability and may present other conflicts. In these circumstances, under our Corporate Governance Guidelines a director must obtain the consent of the Chairman & CEO and chair of the Nominating and Corporate Governance Committee before joining the board of another company. In addition, absent special circumstances, the Board generally imposes the following limits:

- A director may not serve on the boards of more than three other public companies (other than AIG or a company in which AIG has a significant equity interest) that requires substantial time commitments
- A director who is an executive officer of another public company may not serve on the board of more than one public company (other than AIG and the public company for which such director serves as an executive officer)
- A member of the Audit Committee may not serve on more than two audit committees of other public companies
- The AIG CEO may not serve on the board of more than one public company, other than a company in which AIG has a significant equity interest

All of our director nominees meet these guidelines.

Director Orientation and Continuing Education

All new directors participate in orientation. To this end, new directors meet with key members of management, fellow directors and our independent auditor, and receive extensive written materials to help familiarize them with AIG's businesses and strategic priorities, the insurance industry, our accounting practices and the Company's culture, policies and practices. New directors are also encouraged to attend the meetings of each committee, including those on which they are not members, for a period of time after their appointment to the Board.

Directors are encouraged to attend outside continuing education programs and are reimbursed by the Company for the cost of such programs and related expenses.

The Board's Self-Evaluation Process

The Board believes that a self-evaluation process is one important element of good corporate governance to promote Board effectiveness and continuous improvement. This includes an evaluation of its own performance and that of the standing committees and individual directors. Past self-evaluations have informed the Board's consideration of Board roles, opportunities to increase the Board's effectiveness and priorities, refreshment objectives, including composition and diversity, and director succession planning.

Board Meetings and Attendance in 2022

91%	10	27	90%
Average attendance by directors at the 10 Board meetings during 2022	Board meetings	Committee meetings	Average attendance by directors at Board and committee meetings

For health reasons, one director, Mr. Motamed, attended fewer than 75 percent of the total meetings of the Board and the committees on which he served during 2022. As previously disclosed and as discussed above, Mr. Motamed retired from the Board for health reasons in January 2023.

The independent directors meet in regularly scheduled executive sessions without management, in conjunction with each regularly scheduled Board and committee meetings. These sessions are led by the Lead Independent Director and committee chairs following Board and committee meetings, respectively. The Board met in executive session without management present during 8 of its 10 meetings in 2022.

Under the Corporate Governance Guidelines, directors are generally expected to attend the annual meeting. Each of the directors who stood for election at the 2022 Annual Meeting participated in that meeting.

Areas of Board Oversight

The Board fulfills its oversight role with respect to AIG's strategic priorities through year-round discussions and presentations covering Company-wide and business unit-specific updates. The Board also oversees other key areas, including management succession planning, human capital management (including DEI), sustainability (including climate-related issues), corporate social responsibility, government affairs, risk management and cybersecurity.

Board Oversight of Risk Management

We consider risk management an integral part of our business strategy and a key element of our approach to corporate governance. We have an integrated process for managing risks throughout our organization in accordance with our firm-wide risk appetite. Our Board has oversight responsibility for the management of risk.

Management has the day-to-day responsibility for assessing and managing AIG's risk exposure, and the Board and its committees provide oversight in connection with those efforts, with particular focus on reviewing AIG's most significant existing and emerging risks.

Committee Risk Oversight Responsibilities

Audit Committee	■ Evaluates and oversees the guidelines and policies governing AIG's risk assessment and management processes relating to financial reporting as well as the risk control framework ■ AIG's Chief Risk Officer periodically reports to the Audit Committee	
Risk and Capital Committee	■ Assists the Board in overseeing and reviewing information regarding AIG's Enterprise Risk Management (ERM) practices, including the significant policies, procedures, and practices employed to manage liquidity, credit, market, operational and insurance risks ■ AIG's Chief Risk Officer periodically reports to the Risk and Capital Committee, including with regard to emerging risks and climate-related risks	The **Board** oversees the management of risk, including those related to market conditions, reserves, catastrophes, investments, liquidity, capital, climate and cybersecurity, through the complementary functioning of the committees
Compensation and Management Resources Committee	■ Oversees the assessment of the risks related to AIG's compensation policies and programs ■ AIG's Chief Risk Officer periodically reports to the Compensation and Management Resources Committee on the relationship between AIG's risk management policies and practices and the incentive compensation arrangements applicable to senior executives	The **Board**, directly or through its committees, oversees the Company's risk management policies and practices, including the Company's risk appetite statement, and regularly discusses risk-related issues
Nominating and Corporate Governance Committee	■ Oversees and reports to the Board on risks related to director independence and related party transactions, public policy and lobbying activities, and sustainability-related issues	

Board Oversight of Cybersecurity

AIG, like other global companies, continues to witness the increased sophistication and activities of unauthorized parties attempting cyber and other computer-related penetrations such as "denial of service" attacks, phishing, untargeted but sophisticated and automated attacks, and other disruptive software in an effort to compromise systems, networks and obtain sensitive information. Cybersecurity risks may also derive from unintentional human error or intentional malice on the part of AIG employees or third parties who have authorized access to AIG's systems or information. AIG requires its employees to complete periodic training on cyber education.

The Board is briefed by management, including the Chief Information Security Officer, the Chief Technology Officer and the Chief Risk Officer, on the risks related to cybersecurity matters. Cybersecurity risks reviewed with the Board include threats, events, incidents, the impact on our technological operations and infrastructure and the resilience of our systems. The Board is informed of the Company's policies and procedures for assessments and testing, monitoring, reporting and managing cyber threats and incidents, as well as the capabilities and talent management of personnel in these functions, along with ongoing efforts to improve the cybersecurity infrastructure.

Board Oversight of Human Capital Management

We believe that our people are our greatest strength. To this end, we place significant focus on human capital management; namely, retaining, attracting and developing high caliber talent committed to our journey to becoming a top performing company and fostering an inclusive environment in which we actively seek and embrace diverse thinking.

The CMRC oversees AIG's initiatives and progress on various human capital management efforts, and management regularly reports to the CMRC on our various human capital management initiatives and metrics, including DEI. We believe that we foster a constructive and healthy work environment for our employees.

Management Succession Planning

The Board recognizes the importance of management succession planning. To this end, under our Corporate Governance Guidelines and the CMRC's charter, our Chief Executive Officer presents to the CMRC, a management succession plan, which includes readiness assessments and career development opportunities. We are focused on raising the profile of high performing employees and assisting our top leaders to develop skills, behaviors and leadership acumen to continue the successful transformation of the business.

Competitive Compensation and Benefits

Under the oversight of the CMRC, the Company strives to align compensation with individual and company performance and provide the appropriate market-competitive incentives to retain, attract and motivate employees to achieve outstanding results.

Management and the CMRC engage the services of third-party compensation consultants to help monitor the competitiveness of our incentive programs. We have a performance-driven compensation structure that consists of base salary and, for eligible employees, short- and long-term incentives. We also offer comprehensive benefits to support the health, wellness, work-life balance and retirement preparedness/savings needs of our employees, including subsidized health care plans, life and disability insurance, wellness and mental health benefits, legal assistance plan, paid time off, paid volunteer time off, 2:1 matching grants for eligible charitable donations, parental and bonding leave and both matching and Company 401(k) contributions for eligible employees.

Talent Development

We are committed to equipping our employees with the skills and capabilities to be successful and to contribute to AIG. We do this by giving our employees access to meaningful tools and resources to assist in their professional development, including through courses and training that help employees build a strong foundation of core skills such as communication, collaboration, change agility and problem solving. In addition, AIG believes managers and leaders are critical in developing AIG's talent for organizational success. To that end, we use distinct leadership assessment tools, including 360-degree feedback, which help to develop self-awareness and build personalized leadership development goals. With respect to succession planning, we use a globally consistent streamlined process, which helps identify a pipeline of talent for positions at all levels of the organization, and the actions needed to support their development. In 2022, 36 percent of all our open positions were filled with internal talent.

Health and Wellness

We prioritize the health and safety of our employees. For example, nearly every country in which we operate has an employee assistance program that provides employees with confidential counselling, mental health resources and information to help employees and their dependents through times of stress and anxiety. In addition, Our Compassionate Colleagues Fund has helped more than 730 employees overcome serious financial hardships and disasters.

Diversity, Equity and Inclusion

We are committed to creating an inclusive workplace focused on retaining, attracting and developing diverse talent that fosters a culture of belonging for all employees. AIG's Executive Vice President, Chief Human Resources & Diversity Officer coordinates AIG's efforts in making meaningful strides as it relates to DEI. We published our consolidated 2019, 2020 and 2021 EEO-1 reports on our website to promote transparency about our progress in increasing the diversity of our workforce.

Board Oversight of Sustainability Matters

AIG assesses the potential impact from climate-related issues on our business, strategy and financial planning over short-, medium- and long-term time horizons. AIG considers abiding by and upholding sustainability principles as a part of our strategic priority to become a top performing company and promote value creation; to help protect businesses, families and individuals against the impacts of unexpected losses; to advance the discipline of reducing uncertainty in the world; and to further establish our leadership in insurance, investments and business.

AIG considers both direct physical impacts and indirect effects that may emerge through transition risks, particularly those driven by new legal and regulatory requirements. We also consider evolving investor, client and broker expectations.

AIG's four sustainability priorities (community resilience, financial security, sustainable operations and sustainable investing) align with our core strategic priorities and focus on future proofing communities.

AIG's Sustainability Priorities

- Community resilience
- Financial security
- Sustainable operations
- Sustainable investing

The NCGC oversees and reports to the Board as necessary with respect to sustainability, corporate social responsibility and lobbying and public policy matters.

Additional Information Available in AIG's ESG Reports

For more information on how AIG identifies and addresses sustainability, DEI and governance topics, please see AIG's 2021 ESG Report issued in May 2022, which can be found on AIG's website at www.aig.com. This report showcases various ESG efforts across the Company and how we see them as strategically important building blocks to support a cleaner and healthier environment, to uphold our commitment to supporting the communities where we live and work and to make these efforts accountable, scalable and repeatable. AIG will be releasing its 2022 ESG Report later this year.

Board Committees

The Board has four committees: Audit, Compensation and Management Resources, Nominating and Corporate Governance, and Risk and Capital. Each of these committees is composed exclusively of independent directors. Committee meetings are generally held in conjunction with scheduled Board meetings and additional meetings are held as needed, including meetings of the Audit Committee, which are also held to review quarterly and year-end earnings reports.

Each committee operates under a written charter – all of which are available on our website (www.aig.com). Each charter is reviewed annually by the respective committee. Under those charters, each committee has the authority to retain independent advisors to assist in the performance of their respective responsibilities. Each committee reviews reports from senior management and reports its actions to, and discusses its recommendations with, the full Board.

All committee chairs are appointed at least annually by the Board. The Corporate Governance Guidelines provide that a committee chair should generally serve for not less than three consecutive years and not more than five years.

The tables below reflect the current membership and the number of meetings held in 2022 for each committee. Mr. Steenland, who is retiring at the Annual Meeting, had served as an ex officio, non-voting member of each committee while he was Lead Independent Director. Mr. Zaffino does not serve on any of the committees. Ms. Bergamaschi, Ms. Murphy and Ms. Wittman will be assigned to committees when the Board assigns directors to committees and chair positions following the Annual Meeting.

Audit Committee

MEMBERS

Peter R. Porrino, Chair
W. Don Cornwell
Linda A. Mills
John G. Rice

7 MEETINGS HELD IN 2022

PRIMARY RESPONSIBILITIES

- Assists the Board in its oversight of AIG's financial statements, including internal control over financial reporting

- Reviews and discusses with senior management the guidelines and policies by which AIG assesses and manages the Company's exposures to risk

- Coordinates with the Chair of the Risk and Capital Committee to help each committee receive the information it needs to carry out its responsibilities with respect to oversight of risk assessment and risk management

- Assists the Board in its oversight of the qualifications, independence and performance of AIG's independent registered public accounting firm, including responsibility for the appointment, compensation, retention and oversight of the firm's work

- Assists the Board in its oversight of the performance of AIG's internal audit function, including responsibility for the appointment, replacement, reassignment or dismissal of, and being involved in the performance reviews of, AIG's chief internal auditor

- Assists the Board in its oversight of AIG's compliance with regulatory requirements, including reviewing periodically with management any significant legal, compliance and regulatory matters that have arisen or that may have a material impact on AIG's business, financial statements or compliance policies, AIG's relations with regulators and governmental agencies and any material reports or inquiries from regulators and government agencies

- Approves regular, periodic cash dividends on AIG common stock and preferred stock consistent with Board-approved dividend policies and with support from the Risk and Capital Committee to confirm the adequacy of AIG's capital and liquidity

The Board has determined, on the recommendation of the NCGC, that (i) each member of the Audit Committee (Messrs. Porrino, Cornwell and Rice, and Ms. Mills) is financially literate and has accounting or related financial management expertise under the NYSE's listing standards and (ii) Messrs. Porrino, Cornwell and Rice are "audit committee financial experts" as that term is defined in the Securities and Exchange Commission's (SEC) rules.

Compensation and Management Resources Committee

MEMBERS*

Linda A. Mills, Chair
William G. Jurgensen
Therese M. Vaughan

8 MEETINGS HELD IN 2022

***Throughout 2022, the CMRC was comprised of four independent directors until the retirement of Mr. Motamed, effective January 23, 2023.**

PRIMARY RESPONSIBILITIES

- Oversees AIG's compensation programs generally and makes recommendations to the Board regarding AIG's general compensation philosophy

- Reviews and approves incentive award performance metrics and goals relevant to the compensation of AIG's CEO, evaluates the CEO's performance and determines and approves the compensation awarded to the CEO (subject to ratification or approval by the Board)

- Reviews and approves the incentive award performance metrics relevant to the compensation of the other senior executives under its purview and, based on the recommendation of the CEO, approves their compensation

- Reviews reports about the compensation of other key corporate officers of AIG, as the CMRC deems appropriate

- Oversees and reports to the Board, at least annually, on AIG's management development and succession planning programs

- Oversees the assessment of the risks related to AIG's compensation policies and programs

- Reviews periodic updates from management on initiatives and progress in the area of human capital, including DEI and employee engagement surveys

- Engages the services of an independent compensation consultant to advise on executive compensation matters

The CMRC may delegate its authority to subcommittees or the CMRC chair when it deems it appropriate and in the best interests of AIG. The CMRC may delegate to one or more executive officers the authority to make grants to any non-executive officer under AIG's equity compensation plans as the CMRC deems appropriate and in accordance with the terms of such plans.

Compensation and Management Resources Committee Interlocks and Insider Participation

The Board has determined, on the recommendation of the NCGC, that all members of the CMRC in 2022 are independent under both the NYSE listing standards and applicable SEC rules. Further, no member of the CMRC in 2022 has ever been an officer or employee of AIG or had a relationship with AIG requiring disclosure as a related person transaction under SEC rules. No executive officer of AIG is, or was during 2022, a member of the compensation committee or board of another company, one of whose executive officers has been a member of the AIG Board or the CMRC.

Nominating and Corporate Governance Committee

MEMBERS*

John Rice, Chair
James Cole, Jr.
W. Don Cornwell

7 MEETINGS HELD IN 2022

***Throughout 2022, the NCGC was comprised of four independent directors until the retirement of Mr. Motamed, effective January 23, 2023.**

PRIMARY RESPONSIBILITIES

- Identifies individuals qualified to become Board members, consistent with criteria approved by the Board and recommends these individuals to the Board for nomination, election or appointment as members of the Board and committees

- Considers board refreshment in light of various factors, including potential director departures, the Board's mix and interplay of skills, experience and attributes, including diversity, and individual director performance

- Oversees the evaluation of the Board, committees and Lead Independent Director

- Periodically reviews and makes recommendations to the Board regarding the form and amount of independent director compensation

- Reviews and reports to the Board with respect to (1) AIG's position, policies, practices and reporting with respect to sustainability; (2) current and emerging corporate social responsibility issues of significance to AIG; (3) public policy issues of significance to AIG; and (4) AIG's relationships with public interest groups, legislatures, government agencies, as well as AIG stakeholders, and how those constituencies view AIG as those relationships relate to issues of public policy and social responsibility

Risk and Capital Committee

MEMBERS

William G. Jurgensen, Chair
James Cole, Jr.
Peter R. Porrino
Therese M. Vaughan

5 MEETINGS HELD IN 2022

PRIMARY RESPONSIBILITIES

- Assists the Board in overseeing and reviewing information regarding AIG's ERM practices, including the significant policies, procedures and practices employed to manage liquidity risk, credit risk, market risk, operational risk and insurance risk

- Receives regular updates from the Chief Risk Officer on ERM matters

- Reviews and makes recommendations to the Board with respect to AIG's financial and investment policies

- Approves issuances, investments, dispositions and other transactions and matters as authorized by the Board

- Advises the Audit Committee with respect to AIG's capital and liquidity position to support the Audit Committee's approval of regular, periodic cash dividends on AIG common and preferred stock

- Coordinates with the chairs of the CMRC and Audit Committee to help each committee receive the information it needs to carry out its responsibilities with respect to risk assessment and risk management

Compensation of Directors

Highlights of our Director Compensation Program

- No fees for Board meeting attendance
- Emphasis on equity, aligning director interests with shareholders
- Formulaic annual equity grants to support independence
- Benchmarking against peers with advice from independent compensation consultant
- No compensation is payable to non-independent directors for their service as directors
- Robust director stock ownership guidelines

We use a combination of cash and deferred stock-based awards to retain and attract qualified candidates to serve as independent directors. In setting director compensation, the NCGC considers the significant amount of time that members of the Board spend in fulfilling their duties to AIG, as well as the diverse and complementary skills, experience and attributes of our directors. The following table describes the compensation structure for AIG's independent directors in 2022.

2022 Compensation Structure for Independent Directors

Base Annual Retainer	($)
Cash Retainer	125,000
Deferred Stock Units (DSUs) Award	185,000
Annual Lead Independent Director Cash Retainer	260,000
Annual Committee Chair Cash Retainers	
Audit Committee	40,000
Risk and Capital Committee	40,000
Compensation and Management Resources Committee	30,000
Nominating and Corporate Governance Committee	20,000

The annual cash retainer of $125,000 and any cash retainers due for service as the Lead Independent Director or as a committee chair are payable in four equal installments on the first business day of each quarter in arrears of service for the preceding quarter. The annual grant of $185,000 in the form of DSUs is made for prospective service and granted at the time of AIG's Annual Meeting for the upcoming one-year term. Unless an independent director has elected to defer his or her DSUs (discussed below), the DSUs are delivered on the last trading day of the month in which the independent director's service on the Board ends and are settled in shares of AIG common stock on a one-for-one basis. Each DSU includes dividend equivalent rights that entitle the independent director to a quarterly payment, in the form of additional DSUs, equal to the amount of any regular quarterly dividend that would have been paid by AIG if the shares of AIG common stock underlying the DSUs had been outstanding at that time.

Independent directors are also eligible for the AIG Matching Grants Program, through which AIG provides a two-for-one match on charitable donations in an amount of up to $10,000 per director annually (the same terms and conditions that apply to AIG employees).

Annually (or upon initial appointment to the Board), independent directors may elect to receive their base annual, Lead Independent Director and committee chair cash retainers, as applicable, in the form of DSUs. The number of DSUs granted is based on the closing sale price of AIG common stock on the date the cash retainer would otherwise be payable.

Under AIG's director stock ownership guidelines, independent directors are required to retain any shares of AIG common stock received as a result of the exercise, vesting or settlement of any stock option or DSU granted by AIG until such time as they own shares of AIG common stock (including DSUs) with a value equal to at least five times the base annual retainer.

AIG's Insider Trading Policy prohibits directors from engaging in hedging transactions with respect to any AIG securities, including by trading in any derivative security relating to AIG's securities. In particular, other than pursuant to an AIG compensation or benefit plan or dividend distribution, directors may not acquire, write or otherwise enter into an instrument that has a value determined by reference to AIG securities, whether or not the instrument is issued by AIG. Examples include put and call options, forward contracts, collars and equity swaps relating to AIG securities. In addition, AIG's Insider Trading Policy prohibits directors from pledging AIG securities and none of AIG's directors have pledged any AIG securities.

The following table contains information with respect to the compensation of the individuals who served as independent directors of AIG for all or part of 2022.

2022 Independent Director Compensation

Independent Directors During 2022	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2][3]	All Other Compensation ($)[4]	Total ($)
Paola Bergamaschi	$10,530	$81,588	$0	$92,118
James Cole, Jr.	$125,000	$184,973	$0	$309,973
W. Don Cornwell	$125,000	$184,973	$10,000	$319,973
John H. Fitzpatrick[5]	$45,330	$0	$0	$45,330
William G. Jurgensen	$165,000	$184,973	$10,000	$359,973
Christopher S. Lynch[5]	$52,583	$0	$93,550	$146,133
Linda A. Mills	$155,000	$184,973	$10,000	$349,973
Thomas F. Motamed	$125,000	$184,973	$0	$309,973
Peter R. Porrino	$165,000	$184,973	$0	$349,973
John G. Rice	$111,761	$28,337	$0	$140,098
Amy L. Schioldager[5]	$45,330	$0	$93,550	$138,880
Douglas M. Steenland	$385,000	$184,973	$0	$569,973
Therese M. Vaughan	$125,000	$184,973	$0	$309,973

(1)   This column represents annual retainer fees, Lead Independent Director retainer fees and committee chair retainer fees, as applicable. For Ms. Bergamaschi, the amount includes a prorated Board retainer fee for her service as a director upon appointment to the Board of Directors, effective December 1, 2022. For Mr. Fitzpatrick, the amount includes a prorated Board retainer fee for his service as a director until the date of the 2022 Annual Meeting, and does not include $2,024,694.72, which represents the value of shares of AIG common stock delivered when he ceased to be a member of the Board as of the 2022 Annual Meeting in accordance with the terms of the DSUs previously granted. For Mr. Lynch, the amount includes prorated annual retainer fees for his service as director and as Chair of the NCGC until the date of the 2022 Annual Meeting. For Mr. Rice, the amount includes a prorated Board retainer fee for his service as a director upon appointment to the Board, effective March 17, 2022, and a prorated committee chair retainer fee for his service as Chair of the NCGC, effective upon his appointment to such position on May 11, 2022. For Ms. Schioldager, the amount includes a prorated Board retainer fee for her service as a director until the date of the 2022 Annual Meeting.

(2)   This column represents the grant date fair value of DSUs granted in 2022 to independent directors determined in accordance with Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) Topic 718, based on the closing sale price of AIG common stock on the date of grant.

(3)   At December 31, 2022, directors had outstanding stock awards as follows: (i) Paola Bergamaschi — 1,293; (ii) James Cole, Jr. — 7,612; (iii) W. Don Cornwell — 39,448; (iv) John H. Fitzpatrick — 34,504; (v) William G. Jurgensen — 34,137; (vi) Christopher S. Lynch — 36,427; (vii) Linda A. Mills — 30,913; (viii) Thomas F. Motamed — 28,498; (ix) Peter R. Porrino — 30,695; (x) John G. Rice — 5,146; (xi) Amy L. Schioldager — 16,324; (xii) Douglas M. Steenland — 39,623; and (xiii) Therese M. Vaughan — 19,520.

(4)   This amount includes charitable contributions disbursed by AIG during 2022 under AIG's Matching Grants Program, through which AIG provides a two-for-one match on charitable donations in an amount of up to $10,000 annually per independent director. For Mr. Lynch and Ms. Schioldager, the amount also includes a total of $93,550 in cash retainer fees paid to each of them for their service, commencing November 2, 2021, as directors of Corebridge Financial, Inc.

(5)   Messrs. Fitzpatrick and Lynch, and Ms. Schioldager did not stand for election at the 2022 Annual Meeting.

Shareholder Engagement

During 2022, we engaged with shareholders holding approximately 50 percent of our shares outstanding as of December 31, 2022. We engaged with shareholders and other stakeholders throughout 2022 - including after the 2022 Proxy Statement was filed - to understand their perspectives and solicit feedback on a variety of topics, including the Company's performance, leadership, strategy and initiatives, executive compensation, corporate governance, sustainability and human capital management. This feedback also informs how and what information we disclose to the public so that we can more effectively address shareholder priorities and inquiries.

Some key themes and topics emerged from this outreach, including:

- Continued confidence in Mr. Zaffino's leadership and the stability he provides, as well as the importance of his retention
- Continued interest and confidence in the Company's strategic initiatives, including AIG 200, underwriting excellence, and capital management
- Continued interest in and support for the initial public offering and eventual full separation of Corebridge
- Continued confidence in the Company's executive compensation programs, and human capital management, DEI and climate-related initiatives

We regularly share such feedback with the Board, which, in turn informs the Board's discussions on a variety of topics. We remain committed to engagement with shareholders and other stakeholders.

Ownership of Certain Beneficial Owners

The following table contains information regarding the only persons who, to the knowledge of AIG, beneficially own more than five percent of AIG common stock at January 31, 2023.

Shares of Common Stock Beneficially Owned

	Number of Shares	%
BlackRock, Inc.		
55 East 52nd Street		
New York, NY 10055	63,474,041[1]	8.6%
Capital Research Global Investors		
333 South Hope Street, 55th Fl		
Los Angeles, CA 90071	41,329,361[2]	5.6%
The Vanguard Group		
100 Vanguard Blvd.		
Malvern, PA 19355	76,173,119[3]	10.3%

(1) Based on information disclosed in a Schedule 13G/A filed with the SEC on February 3, 2023, by BlackRock, Inc. (BlackRock) reporting beneficial ownership as of December 31, 2022. Item 4 to this Schedule 13G/A provides details as to the voting and investment power of BlackRock as well as the right to acquire AIG common stock within 60 days. All information provided with respect to this entity is based solely on information set forth in the Schedule 13G/A. AIG takes no responsibility therefor and makes no representation as to its accuracy or completeness as of the date hereof or any subsequent date.

(2) Based on information disclosed in a Schedule 13G filed with the SEC on February 13, 2023, by Capital Research Global Investors reporting beneficial ownership as of December 30, 2022. Item 4 to this Schedule 13G provides details as to the voting and investment power of Capital Research Global Investors as well as the right to acquire AIG common stock within 60 days. All information provided with respect to this entity is based solely on information set forth in the Schedule 13G. AIG takes no responsibility therefor and makes no representation as to its accuracy or completeness as of the date hereof or any subsequent date.

(3) Based on a information disclosed in a Schedule 13G/A filed with the SEC on February 9, 2023, by The Vanguard Group reporting beneficial ownership as of December 30, 2022. Item 4 to this Schedule 13G/A provides details as to the voting and investment power of The Vanguard Group as well as the right to acquire AIG common stock within 60 days. All information provided with respect to this entity is based solely on information set forth in the Schedule 13G/A. AIG takes no responsibility therefor and makes no representation as to its accuracy or completeness as of the date hereof or any subsequent date.

From time to time, we engage in ordinary course, arm's-length transactions with entities or affiliates of entities that are the beneficial owners of more than five percent of our outstanding common stock.

The following table summarizes the ownership of AIG common stock by (1) each of our current directors, (2) each of our current named executive officers included in the 2022 Summary Compensation Table in "2022 Executive Compensation—Summary Compensation Table" and (3) our current directors and executive officers as a group. The directors, named executive officers, and executive officers, have sole voting and investment power with respect to the shares of common stock listed.

AIG Common Stock Owned Beneficially as of January 31, 2023

	Amount and Nature of Beneficial Ownership[1]	% of Class
Paola Bergamaschi	1,299	*
James Cole, Jr.	7,650	*
W. Don Cornwell	39,649	*
Lucy Fato	450,399	*
Shane Fitzsimons	126,048	*
Kevin T. Hogan	588,106	*
William G. Jurgensen	69,389	*
David McElroy	329,686	*
Linda A. Mills	31,683	*
Diana M. Murphy	0	*
Peter R. Porrino	31,504	*
John G. Rice	15,746	*
Douglas M. Steenland	44,623	*
Therese M. Vaughan	20,619	*
Vanessa A. Wittman	0	*
Peter Zaffino	1,350,680	*
All current directors and current executive officers of AIG as a group (23 individuals)	3,629,515	*

*　None of the directors, the named executive officers or the directors and executive officers together as a group owned more than one percent of our common stock as of January 31, 2023.

(1)　Amount of equity securities shown includes (i) shares of AIG common stock subject to options which may be exercised within 60 days as follows: Fato—322,355 shares; Fitzsimons—82,384 shares; Hogan—365,227 shares; McElroy—223,302 shares; and Zaffino—1,041,051 shares and all current directors and current executive officers of AIG as a group—2,402,012 shares; and (ii) DSUs granted to each independent director with delivery of the underlying AIG common stock deferred until such director ceases to be a member of the Board, as follows: Bergamaschi—1,299 shares; Cole—7,650 shares, Cornwell—39,649 shares; Jurgensen—34,309 shares; Mills—31,683 shares; Porrino—31,504 shares; Rice—5,746 shares; Steenland—39,823 shares; and Vaughan—19,619 shares.

Proposal 2
Advisory Vote to Approve Named Executive Officer Compensation

What am I voting on?

We are asking shareholders to approve, on an advisory basis, the 2022 compensation of AIG's named executive officers as disclosed in this Proxy Statement.

Voting Recommendation ✔

The Board of Directors unanimously recommends a vote **FOR** the 2022 compensation of AIG's named executives.

This advisory vote to approve executive compensation is commonly referred to as the "say-on-pay" vote and is being requested in accordance with the requirements of Section 14A of the Securities Exchange Act of 1934 and the related rules of the SEC. This advisory vote is not binding on the Board or AIG. However, the CMRC will consider the outcome of the vote when considering future executive compensation arrangements. AIG currently holds its say-on-pay votes on an annual basis, which is consistent with the results of the most recent vote at the 2019 Annual Meeting on the frequency of our say-on-pay vote. This practice will continue at least until the next vote on the frequency of future say-on-pay votes, which will occur at the 2025 Annual Meeting.

The Board and the CMRC believe that AIG's executive compensation program has effectively aligned pay with performance, while facilitating the retention of highly talented executives who are critical to our long-term success. Accordingly, the Board recommends that shareholders vote **FOR** the following resolution:

RESOLVED: that the shareholders of the common stock of AIG approve, on an advisory basis, the compensation of AIG's named executive officers, as disclosed in the Compensation Discussion and Analysis, the compensation tables and in the related narrative disclosures contained in this Proxy Statement.

Recommendation

The Board of Directors unanimously recommends a vote **FOR** this resolution.

Compensation Discussion and Analysis

Named Executives in 2022

Peter Zaffino

Chairman & Chief Executive Officer

Shane Fitzsimons[1]

Executive Vice President & Chief Financial Officer

Lucy Fato

Executive Vice President, General Counsel & Global Head of Communications and Government Affairs

Kevin Hogan[2]

President & Chief Executive Officer, Corebridge Financial, Inc.

David McElroy

Executive Vice President & Chief Executive Officer, General Insurance

---

(1) On January 10, 2023, AIG announced that Mr. Fitzsimons was taking a medical leave of absence. Sabra Purtill currently serves as Executive Vice President & Interim Chief Financial Officer of AIG.

(2) From January 1, 2022 to September 19, 2022, Mr. Hogan served as Executive Vice President & Chief Executive Officer, Life and Retirement, AIG. Since September 20, 2022, in connection with the Corebridge IPO, Mr. Hogan has served as the President & Chief Executive Officer of Corebridge. Mr. Hogan continues to be an executive officer of AIG because Life and Retirement remains a principal business unit and consolidated segment of AIG, and he reports to Mr. Zaffino, Chairman & CEO of AIG.

Executive Summary

2022 Annual Compensation At-a-Glance

2022 CEO Annual Target Direct Compensation[1]

92% At Risk Pay, Subject to Clawback		
8% Base Salary	24% Short-Term Cash Incentive	68% Long-Term Equity Incentive

2022 Average Annual Target Direct Compensation of Other Named Executives[1]

84% At Risk Pay, Subject to Clawback		
16% Base Salary	31% Short-Term Cash Incentive	53% Long-Term Equity Incentive

(1)   Does not reflect 2022 compensation that was paid or granted to certain named executives in the form of special awards, because they are not considered part of annual compensation. See "—2022 CEO Five-Year Employment Agreement" and "—2022 Compensation Decisions and Outcomes—2022 Long-Term Incentive Awards—2022 Special Awards—Recognition Awards" for details on these special awards.

2022 Short-Term Incentive (STI) Program

Target Short-Term Incentive Award ($)	×	Business Performance Score (0-150%)	×	Individual Performance Score (0-150%)	=	Actual Short-Term Incentive Award ($)

Business Performance Scorecards

General Insurance

- Accident Year Combined Ratio (AYCR), ex-CATs**
- Diluted Normalized Adjusted After-tax Income (AATI) Attributable to AIG Common Shareholders Per Share* Growth

Life and Retirement

- Normalized Adjusted Return on Average Equity (ROAE)*
- Normalized General Operating Expenses (GOE)*
- Investment Performance vs. Benchmark

Corporate

- Weighted average of GI and L&R
- Diluted Normalized AATI Attributable to AIG Common Shareholders Per Share* Growth
- AIG 200 Net GOE Exit Run-rate Savings ex Corebridge*

Individual Performance Four Strategic Pillars

1. Financial
2. Strategic
3. Operational
4. Organizational

All individual performance scorecards include diversity, equity and inclusion considerations.

Regardless of performance, all awards are subject to an overall cap of 200% of target

*   We make adjustments to U.S. GAAP financial measures for purposes of this performance metric. See Appendix A for an explanation of how this metric is calculated from our audited financial statements.

**   Accident Year Combined Ratio, ex-CATs is a non-GAAP financial measure. See Appendix A for a reconciliation showing how this metric is calculated from our audited financial statements.

2022 Annual Long-Term Incentive (LTI) Award Allocation[1]

75% Performance Based		
50% Performance Stock Units (PSUs)	**25%** Stock Options	**25%** Restricted Stock Units (RSUs)
Align with shareholder expectations and reward the achievement of sustained improvement in key industry indicators of overall profitability	Align with shareholder interests by rewarding stock price appreciation and shareholder value creation	Further align the financial interests of our executive leadership team with our shareholders while supporting retention

PSU Metrics:

AYCR, ex-CATs* Annual improvement over three-year period **50%**	**+**	**Diluted Normalized AATI Attributable to AIG Common Shareholders Per Share*** Annual improvement over three-year period **40%**	**+**	**Relative TSR** AIG TSR relative to a GI peer group cumulative over three-year period **10%**

(1)   In 2022, Mr. Hogan's long-term incentive award consisted of 50 percent PSUs and 50 percent RSUs.

2022 Performance Highlights

AIG completed multiple key strategic initiatives in 2022 while continuing to deliver excellent results in General Insurance and superior overall returns to shareholders.

Total Shareholder Return (TSR) of 114 percent, Outperforming the S&P 500

Successful Completion of Corebridge IPO	**Very Strong General Insurance Business Results**	**AIG 200 Savings Executed on Ahead of Schedule**	**Capital Management Initiatives**
AIG closed the IPO of 12.4 percent of Corebridge common stock. The aggregate gross proceeds of the offering to AIG, before deducting underwriting discounts and commissions and other expenses payable by AIG, were approximately $1.7 billion	18 consecutive quarters of improvement in the combined ratio and AYCR, ex-CATs*, finishing 2022 with a combined ratio of 91.9 and an AYCR, ex-CATs* of 88.7; underwriting income increased by approximately $1 billion year over year, following growth in underwriting income of over $2 billion in 2021 as compared to 2020	Each of the Ten Operational Programs of AIG 200 are in late stages of execution and AIG 200 exit run-rate savings target of $1 billion was executed on six months ahead of schedule	Reduced AIG general borrowings by $9.4 billion Repurchased $5.1 billion of AIG's common stock and paid $1.0 billion of dividends Corebridge paid approximately $300 million in dividends to its shareholders since its IPO in September 2022

*   We make adjustments to U.S. GAAP financial measures for purposes of this performance metric. See Appendix A for an explanation of how this metric is calculated from our audited financial statements.

Overview of 2022 Annual Executive Compensation Programs and Decisions*

Annual target compensation, informed by market practices in our peer group

2022 Annual Compensation Component	Zaffino[1]	Fitzsimons	Fato	Hogan[2]	McElroy
Base Salary	$1,500,000	$1,000,000	$1,000,000	$1,250,000	$1,000,000
Target STI	$4,500,000	$1,700,000	$1,900,000	$2,250,000	$2,500,000
Target LTI	$12,900,000	$2,800,000	$3,300,000	$4,000,000	$4,000,000
Target Direct Compensation	$18,900,000	$5,500,000	$6,200,000	$7,500,000	$7,500,000

Annual compensation decisions, informed by target compensation and business and individual performance

	Zaffino[1]	Fitzsimons	Fato	Hogan[2]	McElroy
2022 Actual STI Grant	$7,830,000	$3,000,000	$3,100,000	$2,400,000	$3,250,000
2022 STI Percent of Target Earned (Business Performance Score x Individual Performance Score)[3]	174 %	176 %	163 %	107 %	130 %
2022 Actual LTI Grant	$12,900,000	$2,800,000	$3,300,000	$4,000,000	$4,000,000

(1)   Effective February 22, 2022, Mr. Zaffino's base salary was increased from $1.5 million to $1.6 million, and his 2022 target STI amount was increased from $4.0 million to $4.5 million. Effective November 10, 2022, in conjunction with his new five-year employment agreement, Mr. Zaffino's base salary was reduced to $1.5 million and his target STI remained at $4.5 million. In addition, Mr. Zaffino's annual target LTI was increased to $14 million and is performance-based (comprised of 75 percent PSUs and 25 percent options), effective for 2023.

(2)   Mr. Hogan's 2022 LTI award includes RSUs of AIG that were converted to RSUs of Corebridge upon the Corebridge IPO, based on a conversion factor of 2.580952. The conversion factor was determined by the AIG closing stock price on September 14, 2022, the day before the effectiveness of the IPO ($54.20), divided by the public offering price for Corebridge common stock in the IPO ($21.00). Mr. Hogan's 2022 PSUs did not convert to Corebridge PSUs and instead remain eligible to be settled in AIG common stock.

(3)   See "—2022 Compensation Decisions and Outcomes—2022 Short-Term Incentive Awards" for a detailed explanation of the underlying performance considered in assessing the Business and Individual Performance Scores.

*   Does not reflect 2022 compensation that was paid or granted in the form of special awards, because they are not considered part of annual compensation. See "—2022 CEO Five-Year Employment Agreement" and "—2022 Compensation Decisions and Outcomes—2022 Long-Term Incentive Awards—2022 Special Awards—Recognition Awards" for details on these special awards.

Compensation Program Alignment to Performance and Shareholder Experience

AIG's strong financial and stock performance in 2022 is reflected in the STI plan outcomes, demonstrating an effective alignment of pay and performance. The long-term nature of this strong performance was also evident, with AIG exceeding the PSU targets for the three-year performance period ended December 31, 2022.

Based on the three core metrics of (i) Relative Tangible Book Value Per Common Share** (annual and three-year cumulative growth relative to peers), (ii) AIG 200 Cumulative Run-rate Net GOE Savings** (annual and three-year cumulative run-rate savings), and (iii) a TSR modifier of +/- 10 percent, the 2020 PSUs were paid out at 179 percent.



Additional information on individual pay decisions can be found under "—2022 Compensation Decisions and Outcomes," beginning on page 41.

**   We make adjustments to U.S. GAAP financial measures for purposes of this performance metric. See Appendix A for an explanation of how this metric is calculated from our audited financial statements.

Compensation Design

Our Philosophy

Our compensation philosophy is based on a set of foundational principles that guide how we structure our compensation programs for our global workforce and how we reach decisions. Our philosophy is long-term oriented and risk-balanced, enabling us to deploy the best talent across our Company for various business needs.

The CMRC evaluates and adjusts our programs annually, balancing strategic priorities, talent needs, stakeholder feedback and market considerations to ensure the programs continue to promote desired outcomes.

- Long-term oriented
- Strategically aligned
- Risk-balanced
- Talent attracting

Principle	Component	How We Apply It to our Named Executives
We retain and attract the best talent	Offer **market-competitive** compensation to retain and attract the best employees and leaders	- Compensation levels set with reference to market data in the insurance and financial services industries where we compete for talent - Use special awards to reward exceptional performance and promote retention in extraordinary circumstances
We pay for performance	Create a **pay for performance** culture by offering STI and LTI compensation opportunities that reward employees for individual contributions and business performance Provide a market-competitive, performance-driven compensation structure through a **four-part program** that consists of base salary, STI, LTI and benefits	- Majority of all compensation is variable and at-risk - Incentives tied to AIG performance, business performance and individual contributions - Objective performance measures and goals used, which are clearly defined - Outcomes provide for significant upside for superior performance, as well as significant downside in the case of under-performance
We align interests with our shareholders	Motivate employees to deliver **long-term, sustainable and profitable growth**, while balancing risk to create **long-term, sustainable value for shareholders** Align the long-term economic interests of key employees with those of our shareholders by ensuring that a **meaningful component** of compensation is provided in equity **Avoid** incentives that encourage employees to take **unnecessary or excessive risks** that could threaten the value or reputation of AIG by rewarding both annual and long-term performance Maintain strong compensation **best practices** by meeting evolving standards of compensation governance and complying with regulations applicable to employee compensation	- Majority of compensation is equity-based - Majority of annual equity-based compensation is performance-based, in the form of PSUs and stock options; Beginning in 2023, annual equity-based compensation of our Chairman & CEO and our CFO is comprised solely of PSUs and stock options - Named executives are subject to risk management policies, including a Clawback Policy, share ownership requirements both during and for a period following employment and anti-hedging and pledging policies - Performance goals are set with rigorous standards commensurate with both the opportunity and our risk guidelines - Annual risk assessments evaluate compensation plans to ensure they appropriately balance risk and reward - Follow evolving compensation best-practices through engagement with outside consultants and peer groups

Compensation Best Practices

AIG is committed to embracing the highest standards of corporate governance. We design our programs to pay for performance in alignment with the expectations of our shareholders and to minimize risk.

 **What We Do:**

- Pay for performance
- Deliver majority of executive compensation in the form of at-risk, performance-based pay
- Align performance objectives with our strategy
- Engage with our shareholders on matters including executive compensation and governance
- Require meaningful share ownership and retention during employment and for six months following departure
- Prohibit pledging and hedging of AIG securities
- Cap payout opportunities under incentive plans applicable to our named executives
- Maintain a robust Clawback Policy
- Maintain double-trigger change-in-control benefits
- Conduct annual risk review of AIG incentive plans
- Engage an independent compensation consultant and consult outside legal advisors

 **What We Avoid:**

- No tax gross-ups other than for tax equalization and relocation benefits
- No excessive perquisites, benefits or pension payments
- No reloading or repricing of stock options
- No equity grants below 100 percent of fair market value
- No dividends or dividend equivalents vest unless and until LTI awards vest
- No "single-trigger" change in control equity acceleration

Balanced Compensation Framework

Our annual compensation program is designed to give appropriate weighting to fixed and variable pay, short-term and long-term performance and business unit and enterprise-wide contributions. We provide three elements of annual target direct compensation: base salary, an STI award and an LTI award. Our annual target direct compensation and mix of components are set with reference to market data for comparable positions at our business and talent competitors. We also provide market-based perquisites and benefits. On occasion, and when the circumstances are necessary or appropriate, we provide special equity awards to reward exceptional performance and promote long-term retention with AIG, as described throughout this Compensation Discussion and Analysis.

At Risk

At least 82 percent of each named executive's annual target direct compensation is at risk, based on performance and subject to the Clawback Policy.

Long-Term Oriented and Performance-Based

With respect to 2022 compensation, at least 50 percent of each named executive's annual target direct compensation is delivered in LTI, of which 75 percent is in the form of performance-based awards (PSUs and stock options) that reward for long-term value creation and performance achievements, and stock price appreciation relative to our trading price per grant. Beginning in 2023, long-term incentive awards for our Chairman & CEO and CFO are in the form of PSUs and stock options only.

Risk Balanced

AIG's Enterprise Risk Management group reviews all incentive plans to ensure the appropriate balance of risk and reward, without encouraging excessive risk-taking.

2022 CEO Annual Target Total Direct Compensation[1][2]

	92% At Risk Pay, Subject to Clawback		
8% Base Salary	**24%** Short-Term Cash Incentive	**68%** Long-Term Equity Incentive	
		50% PSUs	**25%** Stock Options	**25%** RSUs
	Long-Term Equity Incentive Award Allocation	**75%** Performance Based	**25%** Time Based

(1) Does not reflect 2022 compensation that was paid or granted to Mr. Zaffino in the form of a special RSU award, because it is not considered part of annual compensation. See "—2022 CEO Five-Year Employment Agreement" for details on Mr. Zaffino's special RSU award, which is scheduled to cliff vest on November 10, 2027.

(2) Beginning in 2023, annual equity-based compensation for Mr. Zaffino is performance-based (75 percent PSUs and 25 percent options).

2022 Average Annual Target Direct Compensation of Other Current Named Executives[1][2]

	84% At Risk Pay, Subject to Clawback		
16% Base Salary	**31%** Short-Term Cash Incentive	**53%** Long-Term Equity Incentive	
		50% PSUs	**25%** Stock Options	**25%** RSUs
	Long-Term Equity Incentive Award Allocation	**75%** Performance Based	**25%** Time Based

(1) Does not reflect 2022 compensation that was paid or granted to certain named executives in the form of special awards, because they are not considered part of annual compensation. See "2022 Compensation Decisions and Outcomes—2022 Long-Term Incentive Awards—2022 Special Awards—Recognition Awards" for details on these special awards.

(2) In 2022, Mr. Hogan's long-term incentive awards consisted of 50 percent PSUs and 50 percent RSUs.

Use of Market Data

The CMRC uses data for relevant peer groups to support the key principles of our compensation philosophy, including retaining and attracting the best talent and paying for performance.

AIG used two peer groups for the 2022 executive compensation program: one to inform compensation levels and design, and one for measuring relative TSR performance in our LTI programs. Each serves a distinct purpose to enhance the relevance of the data being considered. The CMRC periodically reviews our peer groups to ensure continuing relevance. In 2022, in anticipation of the separation of Corebridge, the relative TSR peer group was updated to reflect only Property & Casualty companies.

- Two peer groups
- Reflect competitors for talent and business
- Aligns peer group with intended purpose

Compensation Peer Group	■ Provides perspective and data reflecting compensation levels and insight into pay practices ■ Comprises companies of a similar size and business model that draw from the same pool of talent as AIG ■ Established in 2019, taking into account business model, company size, competitive relevance (e.g., for talent and investors) and data reliability
AIG Relative TSR Peer Group	■ Provides a means to assess long-term shareholder relative value creation ■ Reviewed and updated in 2022 to focus on Property & Casualty peers ■ Applies to PSU awards granted in 2022 ■ Peers used for relative TSR performance metric applicable to PSUs granted in 2020 and 2021 reflected a combination of General Insurance, Life and Retirement and composite peers, which can be found on page 55

Compensation Peer Group

1. The Allstate Corporation (NYSE:ALL)
2. American Express Company (NYSE:AXP)
3. Bank of America Corporation (NYSE:BAC)
4. BlackRock, Inc. (NYSE:BLK)
5. Capital One Financial Corp. (NYSE:COF)
6. Chubb Limited (NYSE:CB)
7. The Cigna Group (NYSE:CI)
8. Citigroup Inc. (NYSE:C)
9. JPMorgan Chase & Co. (NYSE:JPM)
10. Manulife Financial Corporation (NYSE:MFC)
11. Marsh & McLennan Companies, Inc. (NYSE:MMC)
12. MetLife, Inc. (NYSE:MET)
13. The Progressive Corporation (NYSE:PGR)
14. Prudential Financial, Inc. (NYSE:PRU) (NYSE:PRU)
15. The Travelers Companies, Inc. (NYSE:TRV)
16. U.S. Bancorp (NYSE:USB)
17. Wells Fargo & Company (NYSE:WFC)

Relative TSR Peer Group

1. Chubb Limited (NYSE:CB)
2. CNA Financial Corporation (NYSE:CNA)
3. The Hartford Financial Services Group, Inc. (NYSE:HIG)
4. Markel Corporation (NYSE:MKL)
5. Tokio Marine Holdings, Inc. (OTCMKTS:TKOMY)
6. The Travelers Companies, Inc. (NYSE:TRV)
7. W.R. Berkley Corporation (NYSE:WRB)

Engagement with Shareholders on Executive Compensation Topics

The CMRC views shareholder feedback as an important input into its decisions on executive compensation. At our 2022 Annual Meeting, we were pleased that 94.4 percent of votes were cast in favor of our resolution to approve executive compensation. See "Corporate Governance — Shareholder Engagement" for more information on our shareholder engagement efforts in 2022.

Compensation Governance

Role of the CMRC

The CMRC is chaired by Ms. Mills and is currently comprised of three independent directors. Throughout 2022, the CMRC was comprised of four independent directors until the retirement of Mr. Motamed, effective January 23, 2023. The CMRC held eight meetings in 2022.

The role of the CMRC and its interplay with management and the Board as a whole are set forth below.



Management

- AIG's Chairman & CEO makes recommendations to the CMRC on compensation for the executive team, including the named executives

- As appropriate, senior management attends meetings to assist the CMRC with its decision making

Compensation and Management Resources Committee

- Determines and approves the goals, achievements and compensation of the Chairman & CEO

- Approves compensation for other senior executives, including all named executives

- Oversees AIG's compensation and benefit programs

- Oversees AIG's management development and succession planning programs for executive management

- Oversees the assessment of risks related to AIG's compensation programs

- Reviews periodic updates provided on initiatives and progress in human capital, including diversity, equity and inclusion

- Approves this Compensation Discussion and Analysis report on executive compensation

- Engages an independent consultant

- Oversees compliance with AIG's stock ownership guidelines and Clawback Policy

Board of Directors

- Ratifies the compensation of the Chairman & CEO

- Reviews and approves CMRC recommendations on incentive plans where shareholder approval is required

In reaching decisions, the CMRC may invite the opinions of members of the management team, AIG's outside counsel and the CMRC's independent compensation consultant. See "Corporate Governance—Board Committees" for more information on the structure, role and activities of the CMRC.

The Annual Process

The CMRC has an established annual process for executive compensation decision-making and in a typical year, during the first quarter, it:

- Assesses short-term incentive plan performance against goals as well as individual performance of each named executive and approves individual awards

- Assesses long-term incentive plan performance against three-year goals and approves payouts

- Reviews annual base salaries and target compensation levels of each named executive and grants annual LTI awards against a backdrop of the prior year performance, compensation relative to peers with relevant experience and skillsets in the insurance and financial services industries where we compete for talent

- Reviews and recommends to the Board approval of compensation decisions for the Chairman & CEO

- Reviews and approves the forward-looking performance metrics and goals that will apply to STI awards (including the Chairman & CEO's individual metrics and goals) and PSU grants

During the balance of the year, the CMRC receives updates on performance relative to expectations, providing an opportunity to assess potential payouts.

Qualitative Assessment

A central part of the CMRC's role involves applying its judgment in making final compensation decisions to ensure outcomes balance rewarding appropriately for performance delivered on a year-on-year basis, equity across the businesses and forward-looking implications. Beyond the business scorecard objectives that were achieved, the individual performance scorecards provide an opportunity to balance financial and operational achievements with judgments regarding how performance was achieved. This use of judgment, and where appropriate, application of discretion, ensures appropriate and balanced outcomes once all the facts are known at year-end. The factors that were considered in determining 2022 awards for the named executives included leadership qualities, collaboration with colleagues on strategic priorities, promotion of AIG's culture of underwriting excellence, performance relative to peers and DEI considerations.

Input from Independent Compensation Consultants

Having been first appointed in October 2021, the CMRC continued to engage the services of Pay Governance LLC (Pay Governance) as its independent executive compensation consultant throughout 2022. The independent advisor attends CMRC meetings and:

- Provides views on:
  - How AIG's compensation program and proposals for senior executives compare to market practices in the insurance industry, financial services and more broadly
  - "Best practices" and how they apply to AIG
  - The design and implementation of current and proposed executive compensation programs
- Responds to questions raised by members of the CMRC during the executive compensation process
- Participates in discussions pertaining to compensation and risk, assessing our process and conclusions
- Participates in discussions on performance goals that are proposed by management for the CMRC's approval

The CMRC reviews advisor independence annually to understand any relationships with AIG, including members of the CMRC and AIG's executive officers. The CMRC assessed Pay Governance's independence relative to the six factors in the NYSE listing standards and determined that it remained independent and that its work has not raised any conflicts of interest.

During 2022, AIG engaged Johnson Associates to prepare reports presenting market comparisons of total compensation levels for existing employees, new hires and promotions for positions within the CMRC's purview. In its capacity as the CMRC's independent advisor, Pay Governance reviewed these reports before they were considered by the CMRC. This review, coupled with the CMRC's review of Johnson Associates' services, appropriately addressed any potential conflicts of interest raised by Johnson Associates' work or business relationship with AIG.

2022 CEO Five-Year Employment Agreement

In 2022, the Board undertook a comprehensive review of AIG's employment and compensation arrangements with Mr. Zaffino and determined that, in light of his exemplary leadership, unique financial, technical and operational capabilities and his track record of delivering outperforming results, securing his future employment with AIG was critical to the Company's long-term success. Since joining AIG in 2017, Mr. Zaffino has designed and led transformational change throughout the Company while also providing leadership stability. Mr. Zaffino's numerous accomplishments, including in the following areas, are described in more detail in "—2022 Compensation Design and Outcomes—2022 Short-Term Incentive Awards—Individual Performance Scorecards":

- *Execution of AIG Priorities.* Mr. Zaffino designed and led the execution of significant strategic and operational priorities across AIG, including the historic turnaround and transformation of the General Insurance business, overhauling AIG's reinsurance strategy, designing and overseeing the execution of AIG 200, pursuing the operational separation of Corebridge, including the successful IPO in September 2022, and the redesign of AIG's investment management group structure and strategy with the development of asset management relationships with Blackstone and BlackRock.
- *Strong Financial Results.* Under Mr. Zaffino's leadership, AIG has had very strong financial results, including the strongest underwriting profitability AIG has ever achieved in 2022, despite an increase in the frequency and severity of natural catastrophes, the COVID-19 pandemic, an unstable geopolitical environment and volatile market conditions.
  - The General Insurance 2022 Calendar Year Combined Ratio was 91.9 percent, a 390 basis point year-over-year improvement
  - The General Insurance 2022 AYCR, ex-CATs* improved 230 basis points to 88.7 percent

- — Through the fourth quarter of 2022, General Insurance achieved 18 consecutive quarters of improvement in underwriting ratios, reflecting a reduction in Combined Ratio of 1,140 basis points and in AYCR, ex-CATs* of 1,260 basis points since the second quarter of 2018

- — The AYCR, ex-CATs* was below 90 percent for each quarter of 2022 and underwriting income increased by approximately $1 billion in 2022 as compared to 2021, following growth in underwriting income of over $2 billion in 2021 as compared to 2020

- ■ *Capital Management.* Mr. Zaffino designed and led the plans and activities taken to prepare Corebridge to be a standalone public company and delivered successfully against AIG's 2022 Capital Plan.

  - — Returned over $6 billion to AIG shareholders through $5.1 billion of share repurchases and $1 billion in dividends, and reducing $9.4 billion of AIG general borrowings

  - — Execution of the capital structure of Corebridge prior to the IPO via: (i) the issuance of $6.5 billion of senior notes, (ii) the issuance of $1.0 billion of junior subordinated notes, (iii) entry into $9.0 billion of delayed draw term loans, and (iv) entry into $2.5 billion revolving syndicated credit facility

- ■ *Recruiting Top Talent.* Mr. Zaffino recruited top talent across AIG.

The Board also considered the increasingly competitive market for executive leadership talent in the insurance and financial services markets and Mr. Zaffino's status as an industry leader whose achievements have been well-recognized throughout the investment community.

In recognition of these and other achievements and the importance of continuity in leadership for AIG, the Board approved AIG's entry into a five-year employment agreement with Mr. Zaffino, securing his employment as AIG's CEO through November 2027.

Under this agreement, and as part of the Board's holistic review of his annual compensation arrangements, Mr. Zaffino's:

- ■ annual base salary was reduced from $1,600,000 to $1,500,000;

- ■ annual target STI opportunity remained unchanged at $4.5 million; and

- ■ annual target LTI opportunity was increased and restructured to be comprised of performance-based awards in the form of PSUs (75 percent) and stock options (25 percent):

  - — effective for 2023, annual target LTI increased from $12.9 million to $14 million; and

  - — Mr. Zaffino will no longer receive RSUs as part of his LTI opportunity that would have vested ratably each year.

In addition to the employment agreement, the Board approved a special grant to Mr. Zaffino in the form of restricted stock units having a grant value of $50,000,000 (the Special RSU Grant). The Special RSU Grant will cliff vest in full on November 10, 2027, subject to Mr. Zaffino's continued employment with AIG through such date (except in the case of specified termination of employment scenarios or retirement, as described in "2022 Executive Compensation—Potential Payments on Termination").

The Board believes that, when viewed as a whole, Mr. Zaffino's mix of compensation appropriately balances pay for performance objectives with a view towards long-term sustainable growth. As of 2023, Mr. Zaffino's LTI award is comprised solely of PSUs and stock options. This allows the Board to reassess 3-year performance metrics annually, taking into account changes in the Company's business, strategy and macroeconomic conditions, while the Special RSU Grant, which cliff vests after five years, serves to retain Mr. Zaffino while also incentivizing him to achieve long-term value creation that is sustainable. The Board believes that this combination of performance-based equity and long-term, time vesting RSUs (vesting after 5 years versus annually), provides the most suitable mix of equity compensation that aligns Company performance with shareholder experience, without incenting undo risk taking.

Importantly, as consideration for Mr. Zaffino's entry into the employment agreement and receipt of the Special RSU Grant, AIG obtained enhanced restrictive covenants that apply during his employment and for a period of one year following the termination of his employment for any reason other than upon expiration of the five-year term. In addition, Mr. Zaffino will be required to provide AIG with at least 12 months' notice prior to a termination of his employment without good reason or due to his retirement. These provisions represent an expansion from his prior restrictive covenants.

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*We make adjustments to U.S. GAAP financial measures for purposes of this performance metric. See Appendix A for an explanation of how this metric is calculated from our audited financial statements.

2022 Compensation Decisions and Outcomes

2022 Base Salary

At a Glance:

- Fixed cash compensation
- Represents 8 to 18 percent of a named executive's annual target direct compensation
- Reviewed annually or upon a change in role, where appropriate
- 2022 year-end salaries identical to 2021

Base salary is intended to fairly compensate named executives for the responsibilities of their respective positions and achieve an appropriate balance of fixed and variable pay. The CMRC undertakes an annual review of named executive salaries to determine whether they should be adjusted. In making this determination, the CMRC considers a broad range of factors including, scope of role, experience, skillsets and salaries for comparable positions within the Compensation Peer Group, as well as internal parity among AIG's executive officers.

Named Executive	2021 Year-End Base Salary Rate	2022 Year-End Base Salary Rate	Percent Change
Peter Zaffino[1]	$1,500,000	$1,500,000	—%
Shane Fitzsimons[2]	$—	$1,000,000	—%
Lucy Fato	$1,000,000	$1,000,000	—%
Kevin Hogan	$1,250,000	$1,250,000	—%
David McElroy	$1,000,000	$1,000,000	—%

(1) From January 1, 2022 to February 21, 2022, Mr. Zaffino's base salary was $1.5 million. From February 22, 2022 to November 9, 2022, Mr. Zaffino's base salary was increased to $1.6 million. Effective November 10, 2022, in conjunction with his new five-year employment agreement, Mr. Zaffino's base salary was reduced to $1.5 million. For information on Mr. Zaffino's employment agreement, see "—2022 CEO Five-Year Employment Agreement."

(2) Mr. Fitzsimons was not a named executive in 2021.

2022 Short-Term Incentive Awards

At a Glance:

- Payouts based on a combination of quantitative business and individual performance
- Unless specifically approved by the CMRC, earned awards equal the applicable Business Performance Score (0 percent to 150 percent), multiplied by the Individual Performance Score (0 percent to 150 percent), and payout is subject to an overall cap of 200 percent of target
- Individual assessments are based on performance in four core areas (Financial, Strategic, Operational and Organizational)
- Subject to clawback
- 2022 payouts ranged from 107 percent to 176 percent of target, reflecting strong financial results in General Insurance, successful completion of the Corebridge IPO and continued progress in other areas of strategic importance

Changes for 2022:

- Updated performance metrics and weightings to align with 2022 business priorities and separation of Life and Retirement business

STI awards are designed to drive AIG's business objectives and strategies and to reward performance delivered during the year. STI awards consist of an annual cash target, subject to results achieved against quantitative business unit and corporate metrics and an individual scorecard. This combination of business and individual performance is consistent with our desire to promote a performance driven culture.



| Target Short-Term Incentive Award ($) | × | Business Performance Score (0-150%) | × | Individual Performance Score (0-150%) | = | Actual Short-Term Incentive Award ($) (up to 200%) |

Business Performance Scorecards

Individual Performance Four Strategic Pillars

General Insurance	Life and Retirement	Corporate
■ AYCR, ex-CATs* ■ Diluted Normalized AATI Attributable to AIG Common Shareholders Per Share* Growth	■ Normalized Adjusted ROAE* ■ Normalized GOE* ■ Investment Performance vs. Benchmark	■ Weighted average of GI and L&R ■ Diluted Normalized AATI Attributable to AIG Common Shareholders Per Share* Growth ■ AIG 200 Net GOE Exit Run-rate Savings ex Corebridge*

1. Financial   **3.** Operational
2. Strategic   **4.** Organizational

All individual performance scorecards include diversity, equity and inclusion considerations.

Regardless of performance, all awards are subject to an overall cap of 200% of target

*   We make adjustments to U.S. GAAP financial measures for purposes of this performance metric. See Appendix A for an explanation of how this metric is calculated from our audited financial statements.

Business Performance Scorecard

The 2022 metrics and goals reflect a continuing commitment to sustaining and rewarding a high-performance culture that supports AIG's business strategies. The CMRC seeks to establish goals and metrics that are quantitative, appropriately rigorous, balanced across the different business units and compatible with effective risk management so as not to incentivize excessive risk taking.

Each metric has a threshold, target and maximum performance goal associated with it and a corresponding level of payout with interpolation for achievements between goals:

Performance	Below Threshold	Threshold	Target	Stretch	Maximum or Above
Payout (% of target)	0%	50%	100%	125%	150%

The 2022 quantitative performance results for each of the business scorecards are set forth below.

Corporate

Performance Metric	Threshold (50%)	Target (100%)	Stretch (125%)	Maximum (150%)	Actual	% Achieved	Weighting	% Achieved (Weighted)
Weighted Business Unit Performance[1]	Total weighted performance for General Insurance (70%) and Life and Retirement (30%); see scorecards below				N/A	114%	40%	45%
Diluted Normalized AATI Attributable to AIG Common Shareholders Per Share[2][3]	$4.50	$5.00	$5.25	$5.50	$4.89	89%	30%	27%
AIG 200 Net GOE Exit Run-rate Savings ex Corebridge[2][4]	$650M	$750M	$875M	$1,000M	$981M	146%	30%	44%
Corporate Quantitative Performance Score:								**116%**

(1) Actual performance represents the weighted average of quantitative performance scores for each business unit as follows: (70 percent x 122 percent) + (30 percent x 94 percent) = 114 percent. Detailed business unit scorecards are set forth below.

(2) We make adjustments to U.S. GAAP financial measures for purposes of this performance metric. See Appendix A for an explanation of how this metric is calculated from our audited financial statements.

(3) Normalized for (better) / worse than 6 percent expected alternative returns, 4 percent expected fair value changes on fixed maturity securities, (better) / worse than expected CAT losses (net of reinsurance), (favorable) / unfavorable annual actuarial update, (favorable) / unfavorable COVID-19 mortality, (favorable) / unfavorable prior year development (PYD) net of reinsurance and premium adjustments, (better)/ worse than expected return on business transactions.

(4) Cumulative run-rate net GOE Savings is measured from the inception of the AIG 200 program, excluding Corebridge initiated savings.

General Insurance

Performance Metric	Threshold (50%)	Target (100%)	Stretch (125%)	Maximum (150%)	Actual	% Achieved	Weighting	% Achieved (Weighted)
Accident Year Combined Ratio, excluding CATs[1]	90.0%	89.5%	88.5%	88.0%	88.7%	120%	60%	72%
Diluted Normalized AATI Attributable to AIG Common Shareholders Per Share[1][2]	$4.50	$5.00	$5.25	$5.50	$5.25	125%	40%	50%
General Insurance Quantitative Performance Score:								**122%**

(1) We make adjustments to U.S. GAAP financial measures for purposes of this performance metric. See Appendix A for an explanation of how this metric is calculated from our audited financial statements.

(2) Normalized for (better) / worse than 6 percent expected alternative returns, 4 percent expected fair value changes on fixed maturity securities, (better) / worse than expected CAT losses (net of reinsurance), (favorable) / unfavorable PYD net of reinsurance and premium adjustments, (better)/ worse than expected return on business transactions, and certain business factors related to neutralizing Corebridge's impact on AIG's earnings per share.

Life and Retirement*

Performance Metric	Threshold (50%)	Target (100%)	Stretch (125%)	Maximum (150%)	Actual	$ Achieved	Weighting	% Achieved (Weighted)
Normalized Adjusted ROAE[1][2]	10%	12%	13%	14%	11.1%	78%	40%	31%
Normalized GOE[1][3]	($100M)	($150M)	($200M)	($250M)	($135M)	85%	30%	26%
Investment Performance vs. Benchmark	(100 bps)	Equal	+100bps	+200bps	+97bps	124%	30%	37%
Life and Retirement Quantitative Performance Score:								**94%**

* Life and Retirement represents the Life and Retirement segment plus components of Other Operations.

(1) We make adjustments to U.S. GAAP financial measures for purposes of this performance metric. See Appendix A for an explanation of how this metric is calculated from our audited financial statements.

(2) Normalized for separation related items, COVID mortality claims, annual actuarial assumptions update, litigation matters, and (better)/ worse than expected return on business transactions, (better) / worse than 6 percent expected return on alternative investments, 4 percent expected fair value changes on fixed maturity securities, foreign exchange gains (losses), embedded derivative gains (losses), and changes in fair value for market risk benefits.

(3) Normalized GOE as reported less separation-related impacts and certain one-time non-recurring items.

In summary, 2022 performance resulted in the following STI awards for our named executives:

Named Executive	2022 Short-Term Incentive Award ($)	Business Performance Scorecard Result	Individual Performance Scorecard Result	2022 Actual Short-Term Incentive Award ($)
Peter Zaffino	4,500,000	116%	150%	7,830,000
Shane Fitzsimons	1,700,000	116%	152%	3,000,000
Lucy Fato	1,900,000	116%	141%	3,100,000
Kevin Hogan	2,250,000	94%	113%	2,400,000
David McElroy	2,500,000	122%	107%	3,250,000

Individual Performance Scorecards

Given the importance of our named executives in making and operationalizing decisions that continue to set AIG up for future success, the CMRC also assesses an individual performance scorecard for each named executive. Objectives are structured to reward actions under four key pillars: Financial, Strategic, Operational and Organizational. The objectives reflect areas of importance for each individual.

Individual performance objectives for each of our named executives include a combination of detailed quantitative and qualitative components. Our named executives distinguished themselves in 2022 by taking on complex, ambitious objectives and executing on multiple priorities with excellence under challenging conditions, including significant macro-economic and geopolitical headwinds, unprecedented frequency and severity of natural catastrophes and lingering impacts from the global pandemic. What follows below is a summary of the goals and related achievements the CMRC considered when determining each named executive's individual performance score for 2022.

Peter Zaffino

Chairman & Chief Executive Officer

Pillar and Goal Overview	Achievements

Financial

- Deliver on AIG's financial objectives
- Effectively execute against the 2022 Capital Plan

■ Delivered continued strong financial results driven by significant improvement in General Insurance

— General Insurance 2022 Full Year Combined Ratio was 91.9 percent, a 390 basis point year-over-year improvement; General Insurance 2022 AYCR, ex-CATs* improved 230 basis points to 88.7 percent in 2022

— Through the fourth quarter of 2022, 18 consecutive quarters of improvement in underwriting ratios, reflecting a reduction in combined ratio of 1,140 basis points and a reduction in AYCR, ex-CATs* of 1,260 basis points since the second quarter of 2018

— AYCR, ex-CATs* was below 90 percent for each quarter of 2022 and improved from each of the respective 2021 prior year quarters

■ Improved underwriting income by $1 billion or more for the second consecutive calendar year

■ Designed and executed on the placement of AIG's 2023 reinsurance program despite a complex and challenging renewal season in the face of challenging macro-economic conditions, geopolitical uncertainty and unprecedented frequency and severity of natural catastrophes

■ Delivered successfully against AIG's 2022 Capital Plan, returning over $6 billion to shareholders through $5.1 billion of share repurchases and $1 billion in dividends, and reducing $9.4 billion of general borrowings

■ Designed and led the execution of the capital structure of Corebridge prior to the IPO via: (i) the issuance of $6.5 billion of senior notes, (ii) the issuance of $1.0 billion of junior subordinated notes, (iii) entry into $9.0 billion of delayed draw term loans, and (iv) entry into $2.5 billion revolving syndicated credit facility

Strategic

- Execute successful IPO of Life and Retirement in 2022, including building the Board
- Achieve profitable premium growth in General Insurance business
- Drive key ESG initiatives including building a DEI focused company culture, establishing baseline net zero goals and Board refreshment
- Build and improve critical relationships with key external stakeholders

■ Successfully completed the IPO of Corebridge despite challenging market conditions, representing 12.4 percent of Corebridge, which resulted in gross proceeds to AIG of $1.7 billion; largest U.S. IPO in 2022

■ Designed and oversaw work of the Separation Management Office, including establishing separate financial and operating systems for Corebridge to prepare the business to be a standalone, public company

■ Led recruitment effort of two Corebridge independent directors

■ Transformed AIG and Corebridge Investments operating models through asset management relationships with Blackstone and BlackRock

■ Participated in recruitment efforts that led to Mr. Rice and Ms. Bergamaschi joining the AIG Board in 2022

■ Expanded the diversity of the Executive Leadership Team to 50 percent, with each member having a DEI objective embedded in their individual performance goals

■ Enhanced AIG's relationships and reputation with key external partners, regulators, policymakers and investment community through proactive engagement and participation in key industry conferences

■ Established a framework to begin operationalizing the net zero goals across our underwriting, investments and business operations

■ Continued title sponsorship of The AIG Women's Open held at Muirfield in 2022 and grew the prize fund to $7.3 million in 2022 from $5.8 million in 2021, demonstrating AIG's commitment to serving as allies to women in line with AIG's Purpose & Values

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*   We make adjustments to U.S. GAAP financial measures for purposes of this performance metric. See Appendix A for an explanation of how this metric is calculated from our audited financial statements.

Pillar and Goal Overview	Achievements
Operational ■ Achieve 2022 financial targets under AIG 200 ■ Lead design of future-state AIG operating model ■ Continue to lead on future of work initiatives	■ Achieved AIG 200 exit run-rate savings goal of $1 billion six months ahead of schedule ■ Simplified AIG's operating model through separation of the Life and Retirement business and centralization of global information technology and operations capabilities ■ Established BlackRock as the primary investment manager for the AIG portfolio and a strategic partner for Corebridge ■ Updated Return-to-Workplace guidelines, designed for maximum productivity and efficiency, while maintaining focus on the safety and wellbeing of our colleagues
Organizational ■ Lead Company evolution to a performance-based culture ■ Continue to develop key personnel and ensure robust succession plans for critical roles and build a unified leadership team ■ Continue to enhance AIG's brand position, thought leadership and market presence	■ Introduced AIG's new Purpose & Values Statement, which was developed with input from colleagues across AIG, with our purpose defining how we serve our many stakeholders and our values setting clear expectations and encouraging behaviors required to drive change and a culture of excellence ■ Emphasized a culture of inclusion and integrity through frequent and consistent communications with the Executive Leadership Team who each have goals related to DEI, integrity and risk management ■ Developed succession plans for leadership roles across the organization and, using an assessment-based approach, developed a training program, Leading Transformation, to assist AIG's colleagues to develop skills, behaviors and leadership acumen to continue the successful transformation of AIG ■ Enhanced AIG's reputation as a respected global thought leader by representing AIG with key industry trade groups and associations

Peter Zaffino Individual Performance Score: 150%

Based on these accomplishments, the CMRC determined that Mr. Zaffino significantly exceeded his expected contributions to AIG in 2022. In particular, the CMRC recognized that under Mr. Zaffino's leadership, AIG delivered strong financial results in 2022 and executed on several strategic priorities, including the Corebridge IPO, continued improvement in underwriting profitability and achieving the exit run-rate savings goal of AIG 200. Additionally, the CMRC recognized Mr. Zaffino's demonstrated thought leadership in the global insurance industry. As a result, the CMRC recommended, and the Board approved, an Individual Performance Score for Mr. Zaffino of 150 percent, which, when combined with the Corporate quantitative Business Performance Score, resulted in an STI payment of $7,830,000, representing 174 percent of target.

| Target Short-Term Incentive Award **$4,500,000** | ✕ | Business Performance Score *Corporate* **116%** | ✕ | Individual Performance Score **150%** | = | Actual Short-Term Incentive Award **(174% of target) $7,830,000** |

Shane Fitzsimons

Executive Vice President & Chief Financial Officer

Pillar and Goal Overview	Achievements
Financial ■ Deliver on AIG's financial objectives	■ Oversaw execution against AIG's 2022 Capital Plan, returning over $6.1 billion to shareholders through $5.1 billion of share repurchases and $1 billion in dividends, and reducing over $9.4 billion of general borrowings ■ Strengthened capitalization of insurance company subsidiaries ■ Improved AIG's parent liquidity portfolio ■ Oversaw the implementation of the capital structure of Corebridge prior to the IPO via: (i) the issuance of $6.5 billion of senior notes, (ii) the issuance of $1.0 billion of junior subordinated notes, (iii) entry into $9.0 billion of delayed draw term loans, and (iv) entry into a $2.5 billion revolving syndicated credit facility
Strategic ■ Support and lead on the Corebridge IPO and operational separation ■ Develop key external relationships ■ Support AIG businesses and optimize Finance function	■ Contributed to the successful completion of the Corebridge IPO ■ Progressed operational separation of Corebridge ■ Negotiated framework for, and operationalized, investment management agreements with BlackRock for insurance company subsidiaries of AIG and Corebridge ■ Strengthened relationships and participated in significant engagement with investment community ■ Created a one Finance team culture with strong collaboration across the Company ■ Established new security operating platforms to improve risk identification and responsiveness
Operational ■ Meet AIG 200 goals ■ Improve expense efficiency and controls ■ Improve business analytics capabilities to support informed decision-making	■ Achieved AIG 200 exit run-rate savings goal of $1 billion six months ahead of schedule ■ Designed and oversaw the implementation of operational changes that drove significant improvement in expense management ■ Oversaw successful development and execution of tax planning strategies ■ Developed, implemented and operationalized key performance indicators leading to improved execution of Finance workstreams
Organizational ■ Technology deployment ■ Develop a best-in-class workforce reflecting AIG's DEI commitments	■ Oversaw the implementation of various technology platforms to streamline processes and reduce risk ■ Promoted a diverse, equitable and inclusive workplace, with increased diverse representation across the Finance team

Shane Fitzsimons Individual Performance Score: 152%

Based on these accomplishments, the CMRC determined that Mr. Fitzsimons' contributions to AIG in 2022 exceeded expectations. In particular, the CMRC recognized the key role Mr. Fitzsimons' played in advancing several of AIG's strategic priorities, including the separation of the Life and Retirement business, the Corebridge IPO and significant capital and liability management. As a result, the CMRC approved an Individual Performance Score of 152 percent, which, when combined with the Corporate quantitative Business Performance Score, resulted in an STI payment of $3,000,000, representing 176 percent of target. Mr. Fitzsimons' Individual Performance score surpasses the 150 percent guideline as a result of rounding.

Target Short-Term Incentive Award **$1,700,000**	✕	Business Performance Score *Corporate* **116%**	✕	Individual Performance Score **152%**	=	Actual Short-Term Incentive Award **(176% of target) $3,000,000**

Lucy Fato

Executive Vice President, General Counsel & Global Head of Communications and Government Affairs

Pillar and Goal Overview	Achievements
Financial ■ Deliver on expense management priorities	■ Within the Global Legal, Compliance and Regulatory/Government Affairs group (GLCR), provided high quality advice and support while actively managing expenses ■ Significantly enhanced the AIG brand through Communications efforts, while actively managing expenses
Strategic ■ Lead legal and regulatory aspects of the operational separation of Life and Retirement and IPO of Corebridge ■ Lead re-branding of Life and Retirement to Corebridge ■ Execute a cohesive litigation strategy related to COVID-19 and other major complex coverage disputes ■ Lead on regulatory and government affairs matters and strategy refreshment, positioning AIG as a thought leader ■ Successfully execute on key communications priorities, including support for Chairman & CEO communications and AIG's new Purpose & Values	■ Served as a strategic partner to the CEO and CFO with respect to the Corebridge IPO ■ Oversaw legal and regulatory guidance with respect to significant capital management activities at AIG and Corebridge ■ Continued to oversee advice and support provided by GLCR with respect to the operational separation of Life and Retirement ■ Oversaw internal and external communications initiatives related to the separation of Life and Retirement, including the rebranding of the business as Corebridge Financial and IPO-related activities ■ Oversaw and guided strategies which led to favorable decisions in complex coverage disputes and other litigation matters ■ Continued robust engagement with global regulators to enhance AIG's reputation in the regulatory community ■ Engaged with policymakers to re-introduce AIG as an industry thought leader ■ Oversaw a comprehensive revamping of communications frameworks designed to elevate the quality and consistency of internal and external communications while enhancing AIG's reputation and strategic messaging ■ Launched AIG's Purpose & Values statement and established a governance team to support effective and robust implementation across AIG
Operational ■ Effectively support AIG 200 and digitization priorities as well as transformation efforts more broadly, including preparing Corebridge to be a standalone company ■ Promote a culture of integrity, marked by awareness of risk and risk management	■ Provided strategic legal, compliance and regulatory guidance with respect to various transformation efforts and led engagement with global regulators to secure approval of key strategic transactions ■ Oversaw strategy with respect to compliance with economic sanctions and regulatory challenges surrounding the conflict between Russia and Ukraine ■ Oversaw continuous efforts to develop, implement and maintain various compliance and risk policies

Pillar and Goal Overview	Achievements

Organizational

- Lead Legal and Communications Return-to-Workplace initiatives globally

- Foster a respectful, rewarding, and inclusive culture that retains, attracts, and develops the best talent

- Foster a collaborative culture across AIG

- Enhance GLCR's Pro Bono Program

- ■ Provided legal and communications guidance to AIG's Return-to-Workplace Taskforce

- ■ Provided development opportunities to strengthen internal talent pipelines through AIG's leadership development and training programs and encouraged participation in AIG's Employee Resource Groups

- ■ Continued to expand AIG's award-winning Pro-Bono Program leading to record participation in 2022 through existing and new partnerships, particularly those related to criminal and social justice reform, immigration, voting rights and supporting veterans and at-risk women and children

Lucy Fato Individual Performance Score: 141%

Based on these accomplishments, the CMRC determined that Ms. Fato provided significant contributions to AIG in 2022 well beyond achievement of her individual goals. In particular, the CMRC recognized Ms. Fato's key role in significant strategic priorities for AIG, including the separation of Life and Retirement and Corebridge IPO. They also recognized her significant efforts to establish a comprehensive communications framework that elevated AIG's reputation with internal and external stakeholders globally. As a result, the CMRC approved an Individual Performance Score of 141 percent, which, when combined with the Corporate quantitative Business Performance Score, resulted in an STI payment of $3,100,000, representing 163 percent of target.

Target Short-Term Incentive Award **$1,900,000**	✕	Business Performance Score *Corporate* **116%**	✕	Individual Performance Score **141%**	=	Actual Short-Term Incentive Award **(163% of target) $3,100,000**

Kevin T. Hogan

President & Chief Executive Officer, Corebridge Financial, Inc.

Pillar and Goal Overview	Achievements
Financial ■ Achieve Life and Retirement's 2022 budgeted financial performance goals ■ Maintain balance sheet and capital management discipline	■ Delivered solid financial results from the Life and Retirement business: — Surpassed base net investment income results compared to prior year and budget — Achieved financial performance in line with target driven by strong Fixed and Index Annuity sales, rising rates and higher yields through new investment partnerships ■ Maintained Fleet risk-based capital ratio above target through strong capital management ■ Returned approximately $300 million of dividends to shareholders of Corebridge after the IPO
Strategic ■ Execute successful separation of Corebridge from AIG to a publicly traded company ■ Enhance brand and thought leadership in the market ■ Strengthen and grow key relationships	■ Contributed to the successful completion of the Corebridge IPO ■ Facilitated operational separation of Life and Retirement through partnership with the Separation Management Office ■ Maintained relationships with key distribution partners, intermediaries and customers via strategic engagement programs, contributing to higher year-on-year sales
Operational ■ Enhance customer experience ■ Execute against the technology and expense roadmap to improve efficiencies	■ Centralized approach to Data and Customer Experience to promote better cross-organizational outcomes for customers and colleagues ■ Aligned organizational workstreams to create synergies between customer experience and delivery ■ Successfully implemented digitization and automation opportunities to improve operational efficiencies and enhance customer experiences ■ Progressed Corebridge Forward, an expense savings program
Organizational ■ Expand DEI efforts to foster an inclusive culture ■ Retain and attract talent through period of transition	■ Established local partnerships to engage diverse professionals and students, positioning Corebridge as an employer of choice among diverse talent ■ Engaged employees through various internal events and established cross-functional practice groups to foster collaboration and expand development

Kevin T. Hogan Individual Performance Score: 113%

Based on these accomplishments, the CMRC determined that Mr. Hogan's contributions to AIG in 2022 exceeded expectations. In particular, the CMRC recognized Mr. Hogan key role in significant strategic priorities for AIG, including the separation of Life and Retirement and the Corebridge IPO. As a result, the CMRC approved an Individual Performance Score of 113 percent, which, when combined with the Life and Retirement quantitative Business Performance Score, resulted in an STI payment of $2,400,000, representing 107 percent of target.

Target Short-Term Incentive Award **$2,250,000**	×	Business Performance Score *Life and Retirement* **94%**	×	Individual Performance Score **113%**	=	Actual Short-Term Incentive Award **(107% of target) $2,400,000**

David McElroy

Executive Vice President & Chief Executive Officer, General Insurance

Pillar and Goal Overview	Achievements
Financial ■ Achieve General Insurance's 2022 budgeted financial performance	■ Delivered strong financial results for General Insurance: — General Insurance 2022 Full Year Combined Ratio was 91.9 percent, a 390 basis point year-over-year improvement; General Insurance 2022 AYCR, ex-CATs* was 88.7 percent, a 230 basis point improvement over 2021 — Commercial Insurance had a combined ratio of 89.6 percent, a 920 basis point improvement over 2021 and Global Commercial's AYCR, ex-CATs* was 84.5 percent, a 460 basis point improvement over 2021 — Underwriting income of $2.0 billion in 2022, a $1 billion improvement over 2021
Strategic ■ Advance underwriting excellence through effective portfolio management ■ Improve portfolio quality positioning General Insurance for long-term profitable growth ■ Implement distribution strategies that support profitable growth, retention and new business	■ General Insurance achieved profitable NPW growth of 3.8 percent on a foreign exchange adjusted basis despite a challenging geopolitical and macroeconomic environment ■ Enhanced culture focused on underwriting excellence as evidenced by improved profitability and improved portfolio quality through better risk selection and positioning, improved terms and conditions and rate adequacy ■ Enhanced broker key performance indicator reporting to inform all aspects of engagement strategies
Operational ■ Execute on key AIG 200 priorities ■ Improve data quality through the effective execution of the General Insurance 2022 data strategy roadmap ■ Drive and promote culture of integrity and risk management	■ Achieved key AIG 200 milestones including implementation of the Standard Commercial Underwriting Platform, expanded distribution channels, improved user experiences, applied efficiencies to reserving process, improved data management and governance and new risk assessment tools ■ Successfully implemented core management key performance indicators to business units covering 70 percent of gross premiums written
Organizational ■ Refine and deliver against key human capital priorities as part of General Insurance's multi-year people strategy ■ Embed DEI strategies and actions throughout General Insurance	■ Conducted talent reviews and succession planning exercises focused on identifying emerging diverse talent candidates for critical roles ■ Drove culture focused on AIG's Purpose and Values through multi-level leadership and strategy meetings across geographies

*   We make adjustments to U.S. GAAP financial measures for purposes of this performance metric. See Appendix A for an explanation of how this metric is calculated from our audited financial statements.

David McElroy Individual Performance Score: 107%

Based on these accomplishments, the CMRC determined that Mr. McElroy's contributions to AIG in 2022 exceeded expectations. In particular, the CMRC recognized Mr. McElroy's key role in continuing to foster a culture of underwriting excellence, which led to strong financial results in General Insurance. The CMRC approved an Individual Performance Score of 107 percent, which, when combined with the General Insurance quantitative Business Performance Score, resulted in an STI payment of $3,250,000, representing 130 percent of target.

| Target Short-Term Incentive Award **$2,500,000** | ✕ | Business Performance Score *General Insurance* **122%** | ✕ | Individual Performance Score **107%** | = | Actual Short-Term Incentive Award **(130% of target) $3,250,000** |

2022 Long-Term Incentive Awards

At a Glance:	■ 75 percent performance-based in PSUs (50 percent) and stock options (25 percent), and 25 percent in time-based in RSUs
	■ Target annual award value established annually and informed by market data
	■ PSU payout capped at 200 percent of target
	■ Subject to clawback
Changes for 2022:	■ AYCR, ex-CATs* and Diluted Normalized AATI Attributable to AIG Common Shareholders Per Share* replace Relative Tangible Book Value Per Common Share* and separation measures
	■ Relative TSR integrated as a weighted measure rather than applied as a modifier (as was historic practice), with an updated peer group reflecting relevant peers for the anticipated post-separation company
	■ Stock options and time-based RSUs vest in three equal installments on the first three anniversaries of the grant date; PSUs remain subject to three-year cliff vesting
	■ Special RSUs awarded to reward superior performance and promote long-term retention

Annual LTI awards represent the largest percentage of a named executive's annual target compensation opportunity and are granted in equity-based compensation (i.e., PSUs, stock options and RSUs) that reward long-term value creation, performance achievements and stock price appreciation. In considering awards to named executives, there are several design principles that the CMRC considers, including:

- **Providing a risk-balanced portfolio of incentive vehicles**
- **Aligning performance with AIG's strategic direction and trajectory that are within management control**
- **Simplicity**

2022 Annual Long-Term Incentive Award Allocation[1]

75% Performance Based		**25%** Restricted Stock Units (RSUs)
50% Performance Stock Units (PSUs)	**25%** Stock Options	
Align with shareholder expectations and reward the achievement of sustained improvement in key industry indicators of overall profitability	Align with shareholder interests by rewarding stock price appreciation and shareholder value creation	Further align the financial interests of our executive leadership team with our shareholders while supporting retention

PSU Metrics:

AYCR, ex-CATs* Annual improvement over three-year period **50%**	+	**Diluted Normalized AATI Attributable to AIG Common Shareholders Per Share*** Annual improvement over three-year period **40%**	+	**Relative TSR** AIG TSR relative to a GI peer group cumulative over three-year period **10%**

(1)   2022 Long-Term Equity Incentive for Mr. Hogan only was comprised of 50 percent PSUs and 50 percent RSUs.

2022 stock options and RSUs vest in three equal installments on each of the first, second and third anniversaries of the grant date with PSUs subject to three-year cliff vesting. We believe that this mix of PSUs, RSUs and stock options supports a high-performance culture and helps retain and attract key talent through competitive compensation opportunities that are consistent with market practice.

For a description of our 2023 Long-Term Incentive Awards, see "—2023 Compensation Program Design and Decisions—2023 Long-Term Incentive Program Structure."

*   We make adjustments to U.S. GAAP financial measures for purposes of this performance metric. See Appendix A for an explanation of how this metric is calculated from our audited financial statements.



Named Executive	2022 Target LTI Value
Peter Zaffino	$12,900,000
Shane Fitzsimons	$2,800,000
Lucy Fato	$3,300,000
Kevin Hogan(1)	$4,000,000
David McElroy	$4,000,000

(1) In connection with the Corebridge IPO, Mr. Hogan's (i) 2022 RSUs converted into RSUs with respect to shares of Corebridge common stock, and (ii) 2022 PSUs remain outstanding and eligible to be settled in AIG common stock.

In making the actual awards, the CMRC approved target dollar amounts that are converted into PSUs, RSUs and stock options. The number of PSUs and RSUs in an annual grant is based on the average closing price of AIG common stock over the five trading days preceding the grant date, rounded down to the nearest whole unit. The number of stock options is based on the grant date fair value of a stock option to purchase a share of AIG common stock.

2022 Annual Performance Awards

Performance Share Units (50 percent)

The 2022 PSU awards can be earned based on achievement of performance over a period of three years from January 1, 2022 through December 31, 2024. The performance metrics that apply to 2022 PSU awards seek to incentivize success at delivering long-term profitable growth for our shareholders through a culture of underwriting and operational excellence.

Accident Year Combined Ratio, ex-CATs* 50% + **Diluted Normalized AATI Attributable to AIG Common Shareholders Per Share* 40%** + **Relative Total Shareholder Return 10%**

Metric	Target	Why It Matters to AIG
Accident Year Combined Ratio, ex-CATs*	Goals assess maintaining sub-90 percent AYCR, ex-CATs*, with consecutive average annual improvement to incentivize continued improvement over the three-year performance period	**Measures our underwriting excellence related to our underlying risk selection, expense discipline and profitability**
Diluted Normalized AATI Attributable to AIG Common Shareholders Per Share*	Achievement of three-year cumulative earnings per share (EPS) normalized on an Adjusted After-tax Income Attributable to AIG Common Shareholders* basis, adjusted for the following relative to baseline expectations: ▪ Alternative returns ▪ Fair value changes on fixed maturity securities ▪ CAT losses, net of reinsurance ▪ Annual actuarial assumption update for Life and Retirement ▪ COVID-19 mortality impact for Life and Retirement ▪ PYD related to accident years outside of the performance period, net of reinsurance and premium adjustments ▪ Return on business transactions	**Measures our success in creating long-term profitable growth for shareholders**
Relative TSR	Cumulative TSR delivered during the three-year performance period ending December 31, 2024 relative to a group of AIG Property & Casualty peers**	**Measures our relative success in delivering market competitive returns to shareholders**

* We make adjustments to U.S. GAAP financial measures for purposes of this performance metric. See Appendix A for an explanation of how this metric is calculated from our audited financial statements.

** TSR calculated in local currency based on (i) the average stock prices for the month preceding the performance period; and (ii) the average stock prices for the final month of the performance period. Relative TSR peers comprised of Chubb, CNA Financial, The Hartford, Markel, Tokio Marine, Travelers and W. R. Berkley.

In 2022 the CMRC approved the following goals for the 2022 PSUs:

Performance Metric[1]	Weight	Performance Goals			
		Threshold (50%)	Target (100%)	Stretch (150%)	Maximum (200%)
Annual Improvement in Accident Year Combined Ratio, ex-CATs*	50%	Flat	<90%	0.5 pt.	1.0 pt.
Diluted Normalized AATI Attributable to AIG Common Shareholders Per Share Growth*	40%	$14.50	$16.00	$16.75	$17.50
Relative Total Shareholder Return	10%	7th place	4th or 5th place	3rd place	1st place

*   We make adjustments to U.S. GAAP financial measures for purposes of this performance metric. See Appendix A for an explanation of how this metric is calculated from our audited financial statements.

(1)   Payouts between threshold, target, stretch and maximum are interpolated based on performance relative to the approved goals.

(2)   2022 performance weighted at 16 percent with 2023 and 2024 performance weighted at 17 percent each.

The maximum payout opportunity of 200 percent of target reflects ambitious goals that require performance significantly above target. Actual performance relative to the goals approved by the CMRC in 2022 will be disclosed in 2025, following the assessment of results by the CMRC. PSUs accrue dividend equivalent rights in the form of cash that is calculated based on the final assessment of the PSUs and is paid if and when the underlying PSUs vest.

Stock Options (25 percent)

Named executives' 2022 stock option awards become exercisable in equal installments on the first, second and third anniversaries of the date of grant, subject to continued service through each vesting date. All stock options are granted with an exercise price equal to the closing price of the underlying shares on the grant date and are subject to a ten-year term. We view stock options as performance-based compensation as the value of a stock option is impacted by the price of AIG common stock at the time of vesting.

Mr. Hogan's 2022 long-term incentive award did not include stock options.

Restricted Stock Units (25 percent)

Named executives' 2022 RSUs will vest in equal installments on the first, second and third anniversaries of the date of grant, subject to continued service through each vesting date, and will be settled in AIG common stock. RSUs accrue dividend equivalent rights in the form of cash that is paid if and when the underlying RSUs vest.

2022 Special Awards

The CMRC believes that it is important to recognize key leaders when they provide outsized performance to drive AIG's success.

Recognition Awards

In the first quarter of 2022, the CMRC considered the instrumental role that Ms. Fato and Mr. Hogan played in our progress on key transformative initiatives, including achievement to date of significant run-rate cost savings under AIG 200 and significant progress on preparing for the separation of our Life and Retirement business from AIG. Among other significant achievements, Ms. Fato's and Mr. Hogan's efforts resulted in the sale of a 9.9 percent stake in our Life and Retirement business to Blackstone for $2.2 billion. In recognition of these exceptional contributions to AIG, the CMRC granted recognition RSU awards to Ms. Fato in the amount of $3 million and Mr. Hogan in the amount of $1 million. These recognition RSUs vest ratably in thirds on the first, second and third anniversaries of the grant date, subject to each individual's continued service through each vesting date. Mr. Hogan's AIG RSUs were converted to RSUs of Corebridge upon the Corebridge IPO.

The CMRC will continue to ensure that special awards are used in a targeted manner to recognize contributions to transformative projects, outsized performance, role expansion, retention concerns or other extraordinary matters that may arise.

Zaffino Special RSU Grant

In 2022, the Board undertook a comprehensive review of AIG's employment and compensation arrangements with Mr. Zaffino and, in light of his exemplary leadership, unique financial, technical and operational capabilities and his track record of delivering outperforming results, the Board approved AIG's entry into a five-year employment agreement with Mr. Zaffino, securing his employment as AIG's CEO through November 2027. In addition to the employment agreement, the Board approved a special grant to Mr. Zaffino in the form of restricted stock units having a grant value of $50,000,000. See "—2022 CEO Five-Year Employment Agreement" for a description of Mr. Zaffino's five-year employment agreement and corresponding RSU grant.





Assessment of 2020 Performance Share Units

The three-year performance period for the 2020 PSUs ended on December 31, 2022. These awards were subject to three performance metrics, including a relative TSR modifier:

Relative Tangible Book Value Per Common Share (TBVPS)* 80% + **AIG 200 Cumulative Run-rate Net GOE Savings* 20%**

Relative TSR (Modifier) (+/- 10%)

Relative Tangible Book Value Per Common Share* - Payout vs Rank

Percentage Payout
200
150
100
50
0
1st
2nd
3rd
4th
5th
6th
7th
8th
Rank

- Relative Tangible Book Value Per Common Share* measured against separate General Insurance and Life and Retirement peer groups, with each group assessed over three one-year periods and a combined three-year performance period
  - Results are based on a weighted average of 60 percent for the General Insurance peer group and 40 percent for the Life and Retirement peer group
  - Final score reflects three-year performance, but not less than the average annual performance scores
  - Payout in respect of this metric is capped at 75 percent of target if AIG ranks 8th on three or more of the six one-year periods
- AIG 200 Cumulative Run-rate Net GOE Savings*
  - AIG 200 Cumulative Run-rate Net GOE Savings* is measured on an annual basis, with 2020 and 2021 eligible for a maximum payout of 150 percent and 2022 eligible for a maximum payout of 200 percent
  - Final payout, which is eligible to be a maximum of 200 percent, is based on three-year AIG 200 Cumulative Run-rate Net GOE Savings*, but shall not be less than the sum of the annual payouts
  - If three-year AIG 200 Cumulative Run-rate Net GOE Savings* is below threshold in 2022 ($700M), final payout is capped at 75 percent
- Total Shareholder Return relative to a single peer group comprising 19 companies from the date of grant through December 31, 2022
  - A modifier is applied if AIG ranks in the top quartile (+10 percent) and in the bottom quartile (-10 percent)

Peer groups for the 2020 PSU program for Relative Tangible Book Value Per Common Share* and Relative TSR are as follows:

Relative TBVPS* Peer Groups

General Insurance

1. Chubb Limited
2. CNA Financial Corporation
3. The Hartford Financial Services Group, Inc.
4. Markel Corporation
5. Tokio Marine Holdings, Inc.
6. The Travelers Companies, Inc.
7. W.R. Berkley Corporation

Life and Retirement

1. Brighthouse Financial, Inc.
2. Lincoln National Corporation
3. MetLife, Inc.
4. Principal Financial Group, Inc.
5. Prudential Financial, Inc.
6. Prudential plc
7. Voya Financial, Inc.

Composite Insurers

1. Allianz SE
2. AXA S.A.
3. Munich Re Group
4. Swiss Re Ltd
5. Zurich Insurance Group Ltd.

Relative TSR Peer Group

* We make adjustments to U.S. GAAP financial measures for purposes of this performance metric. See Appendix A for an explanation of how this metric is calculated from our audited financial statements.

In the first quarter of 2023, the CMRC assessed performance over the three-year performance period and certified the results as set forth below in the following table. In addition, the CMRC determined that our Relative TSR over the performance period ranked in the top quartile of our peers, resulting in a +10 percent performance adjustment.

Performance Metric	Performance Goal (% Payout)				Actual Performance			Earned Performance (% Payout)			
	Threshold (50%)	Target (100%)	Stretch (150%)	Maximum (200%)	FY'20A	FY'21A	FY'22A	FY'20A	FY'21A	FY'22A	Payout (Weighted)
Relative TBVPS* (Annual and Cumulative Three-Year Growth Relative to Peers)	7th place	4th or 5th place	3rd place	1st place	General Insurance: 7th place (50%) L&R: 5th place (100%)	General Insurance: 5th place (100%) L&R: 2nd place (175%)	General Insurance: 2nd place (175%) L&R: 3rd place (150%)	70%	130%	165%	**165%**
AIG 200 Cumulative Run-rate Net GOE Savings* (Annual and Three-Year Cumulative Run-rate Savings)	2020 $150M	2020 $200M	2020 $300M	2020 N/A	FY'20A $400M	FY'21A ~$810M	FY'22A ~$1,055M	150%	150%	164%	**155%**
	2021 $350M	2021 $450M	2021 $600M	2021 N/A							
	2022 $700M	2022 $850M	2022 $1.0B	2022 $1.2B							
Total:											**163%**

PSU awards subject to +10 percent modifier based on first quartile TSR performance relative to peers, resulting in an adjusted score of 179 percent

Relative TBVPS* (Weighted 80%) 165%	+	AIG 200 Cumulative Run-rate Net GOE Savings* (Weighted 20%) 155%	=	Outcome of 2020 Performance Metrics 163%
Three-Year Relative TSR Modifier + 10% modifier applied to the outcome of the 2020 performance metrics based on AIG's TSR top quartile rank among the TSR peer group			=	+16%
			=	
Final PSU Performance Payout				179%

*   We make adjustments to U.S. GAAP financial measures for purposes of this performance metric. See Appendix A for an explanation of how this metric is calculated from our audited financial statements.

Indirect Elements of Compensation

AIG provides named executives with a limited number of benefits and perquisites. These programs are generally aligned with those available to our other employees.

Welfare and Insurance Benefits

Named executives generally participate in the same broad-based health, life and disability benefit programs as AIG's other employees.

Retirement Benefits

AIG provides retirement benefits to eligible employees. The only plan in which named executives actively participate is a tax-qualified 401(k) plan. All participants, including named executives, receive contributions from AIG in the form of a match worth 100 percent of the first six percent of their eligible compensation up to the Internal Revenue Service (IRS) compensation limit, which in 2022 was $305,000. In accordance with this limit, named executives received matching contributions of up to $18,300 in 2022. AIG also provides a contribution of three percent of eligible compensation to all employees eligible to participate in the 401(k) plan, in addition to the six percent matching contribution, subject to IRS limits.

Perquisites

AIG provides limited perquisites to employees, including named executives, to facilitate the performance of their management responsibilities. These perquisites include the use of Company pool cars and drivers, legal services and an annual cash perquisite allowance of $35,000 to enable named executives to cover costs associated with financial and estate planning. For 2023, the CMRC eliminated the annual cash perquisite allowance of $35,000 and named executives are now offered financial planning services through a third-party service provider.

The CMRC requires the use of AIG-provided corporate aircraft and other transportation by our Chairman and CEO for business and personal travel, with an allowance of up to $195,000 per year for any flights taken on the corporate aircraft for personal use. Any use for personal travel beyond the allowance must be reimbursed to AIG. Use of the corporate aircraft by senior executives for personal travel is generally prohibited.

Termination Practices and Policies

In line with peers, AIG maintains a severance plan for the benefit of its named executives to offer competitive total compensation packages, ensure retention when considering potential transactions that may create uncertainty as to their future employment with AIG and to enable AIG to obtain a release of employment-related claims. The following table describes the severance payments and benefits provided under AIG's Executive Severance Plan.

Qualifying Termination	■ For all named executives, termination by AIG without "Cause"
	■ For all named executives, termination by named executive for "Good Reason," including for qualifying executives after a "Change in Control"
Severance Payment (without Cause or for Good Reason)	■ Pre-determined multiplier applied to:
	— Salary
	— Three-year average of actual STI payments
	■ Severance multiple is 1.0 or 1.5 depending on an executive's grade
	■ Severance multiple increases to 1.5 or 2.0 for a qualifying termination within two years following a Change in Control

See "2022 Executive Compensation—Potential Payments on Termination" for more information on AIG's termination benefits and policies, including a description of the potential severance payments and benefits payable to Mr. Zaffino upon a qualifying termination of employment.

2023 Compensation Program Design and Decisions

The CMRC approved AIG's 2023 STI and LTI programs during the first quarter of 2023.

2023 Short-Term Incentive Program Structure

The design of our 2023 STI program is similar to the 2022 program's framework. STI awards for our named executives in 2023 will be based on a combination of a quantitative Business Performance Score and Individual Performance Score. The Business Performance Score will be based on performance against empirical and quantitative metrics assigned to the business unit relevant to each of our named executives.

- The Corporate Business Performance Score will be based on (1) a weighted average of the Business Performance Scores for General Insurance (80 percent) and Life and Retirement* (20 percent), assessed as described below; (2) Growth in Diluted Normalized AATI Attributable to AIG Common Shareholders Per Share**; (3) growth in Adjusted ROCE**; and (4) improvement in AIG parent company expenses.

- The General Insurance Business Performance Score will be based on (1) AYCR, ex-CATs**; (2) Calendar Year Combined Ratio; and (3) Growth in Diluted Normalized AATI Attributable to AIG Common Shareholders Per Share**.

- The Life and Retirement* Business Performance Score will be based on (1) Normalized Adjusted ROAE**; (2) Normalized GOE**; and (3) growth in reported Diluted Normalized Adjusted After-Tax Operating Income Attributable to Common Shareholders (AATOI) per Share**. These performance metrics are aligned to AIG's 2023 strategic business objectives.

2023 Long-Term Incentive Program Structure

The 2023 LTI awards granted to Messrs. Zaffino and Fitzsimons are comprised of 75 percent PSUs and 25 percent stock options. The LTI grants for our other named executives, except for Mr. Hogan, are comprised of a mix of 50 percent PSUs, 25 percent RSUs and 25 percent stock options. Mr. Hogan received LTI grants comprised of 50 percent AIG PSUs and 50 percent in Corebridge equity (25 percent RSUs and 25 percent stock options).

The PSUs issued to our named executives in connection with our 2023 LTI program will continue to be subject to a three-year time horizon, with cliff vesting on January 1, 2026, and will be earned based on performance on four metrics over the three-year performance period:

- Annual Improvement to AYCR, ex-CATs** calculated as a consecutive average annual improvement against each year in the performance period (weighted 25 percent)

- Achievement of AIG parent company expense targets (weighted 25 percent)

- Cumulative Diluted Normalized AATI Attributable to AIG Common Shareholders Per Share** growth over the three-year performance period (weighted 30 percent)

- TSR over the three-year performance period relative to a group of General Insurance peer companies (weighted 20 percent).

All of these metrics include clearly defined goals associated with the achievement of "threshold," "target," "stretch," and "maximum," and are aligned to AIG's strategic objectives.

The stock options and RSUs issued to our named executives in connection with our 2023 LTI program will vest ratably in thirds on the first, second and third anniversaries of the grant date, subject to each named executive's continued service through each vesting date.

---

* Life and Retirement represents the Life and Retirement segment plus components of Other Operations.

** We make adjustments to U.S. GAAP financial measures for purposes of this performance metric. See Appendix A for an explanation of how this metric is calculated from our audited financial statements.

Compensation Risk

AIG remains committed to continually evaluating and enhancing our risk management control environment, risk management processes and ERM functions. AIG's compensation practices are essential parts of our approach to risk management and the CMRC regularly monitors AIG's compensation programs to ensure they align with sound risk management principles.

- **Annual risk review**
- **Clawback Policy**
- **Stock ownership requirements**
- **Anti-hedging and pledging policy**

Compensation Risk Review

In September 2022, the CMRC considered the annual risk review findings with AIG's Chief Risk Officer to ensure compensation plans appropriately balance risk and reward. As recommended by AIG's Chief Risk Officer, the CMRC continued to focus its review on incentive-based compensation plans, which totaled 79 active plans for performance year 2021.

All incentive plans with payouts to active employees rated as low residual risk

ERM conducts an annual risk assessment of AIG's incentive plans and assigns a rating of low, medium or high risk to each plan that considers certain objectives and criteria, including:

- Whether the design of the plan may encourage excessive or unnecessary risk-taking
- Whether the plan has appropriate safeguards in place to discourage fraudulent behavior
- Whether the plan incorporates appropriate risk mitigants, including deferrals, clawback conditions and capped payouts to reduce risk
- Whether incentive awards are based on pre-established performance goals, including risk-adjusted metrics

ERM's 2022 assessment included all active incentive sales plans and concluded that the plans promote ownership and accountability and deter excessive risk-taking, and rated all plans with payouts to active employees as "low" risk.

Clawback Policy

The intent of this policy is to encourage sound risk management and individual accountability with respect to potentially risky behavior or misconduct, in accordance with our compensation principles of paying for performance and aligning the interests of our executives and employees with those of our shareholders.

Covered Employees	▪ All executive officers ▪ Any other employees as determined by the CMRC
Covered Compensation	▪ Generally, includes any bonus, equity or equity-based award, or any other incentive compensation granted since 2013 ▪ Compensation paid, and awards granted, while a covered employee is subject to this Clawback Policy
Triggering Events	▪ Material financial restatement ▪ Award or receipt of covered compensation based on materially inaccurate financial statements or performance metrics that are materially inaccurately determined ▪ Failure of risk management, including a supervisory role or material violation of AIG's risk policies ▪ An action or omission that results in material financial or reputational harm to AIG
CMRC Authority	▪ Determining whether a triggering event has occurred ▪ Ability to require forfeiture or repayment of all or any portion of any unpaid covered compensation or covered compensation paid in the 12 months preceding the triggering event — The 12-month time horizon will be extended to a longer period if required by any applicable statute or government regulation

No clawback actions were required in 2022 based on a review of material risk events as part of the annual risk review process. The CMRC will continually review the Clawback Policy to ensure it affords AIG the appropriate protection and complies with the necessary standards. Accordingly, the CMRC will review the Clawback Policy in 2023 to assess compliance with new SEC and NYSE requirements, making any changes as appropriate.

Stock Ownership Guidelines

The CMRC oversees the implementation of stock ownership guidelines that apply to the Chief Executive Officer and other named executives, to further align their interests with those of shareholders and to provide a meaningful personal interest in sustainable value creation.

Ownership Threshold	▪ Chief Executive Officer: five-times base salary ▪ Other Executive Officers: three-times base salary
Counted Equity Interests	▪ Stock owned outright by the officer or their spouse ▪ Stock-based awards that have vested but have not been delivered
Until Ownership Threshold is Reached	▪ Retention of 50 percent of the shares of AIG common stock received upon the exercise, vesting or payment of equity-based awards granted by AIG until ownership threshold level achieved
Post-Employment Requirement	▪ Executive officers must continue to comply with the stock ownership guidelines, including the applicable retention requirements for six months after they cease to be an executive officer

All named executives are in compliance with our stock ownership guidelines.

Anti-Hedging and Anti-Pledging Policies

AIG's Code of Conduct and Insider Trading Policy prohibit all employees, including the named executives, from engaging in hedging transactions with respect to any AIG securities, including by trading in any derivative security relating to AIG's securities. In particular, other than pursuant to an AIG compensation or benefit plan or dividend distribution, no employee may acquire, write or otherwise enter into an instrument that has a value determined by reference to AIG securities, whether or not the instrument is issued by AIG. Examples include put and call options, forward contracts, collars and equity swaps relating to AIG securities. In addition, AIG's Insider Trading Policy prohibits executive officers and directors from pledging AIG securities. None of AIG's executive officers or directors have pledged any AIG securities.

Additional Information

Use of Non-GAAP Financial Metrics

Certain performance metrics and their associated goals used in AIG incentive plans that named executives participate in are "non-GAAP financial measures" under SEC rules. Appendix A explains how these measures are calculated from our audited financial statements.

Tax and Accounting Considerations

The CMRC sets named executive compensation in accordance with our compensation philosophy and continues to believe that retaining, attracting and motivating our employees with a compensation program that supports long-term value creation is in the best interests of our shareholders. In reaching decisions on executive compensation, the CMRC considers the tax and accounting consequences, including that compensation (including performance-based compensation) in excess of $1 million paid to covered executive officers in calendar year 2022 generally will not be deductible for federal income tax purposes under Section 162(m) of the Internal Revenue Code of 1986.

Report of the Compensation and Management Resources Committee

The CMRC has reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K. Based on that review and discussion, the CMRC recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into the Form 10-K.

Compensation and Management Resources Committee

Linda A. Mills, Chair
William G. Jurgensen
Therese M. Vaughan

2022 Executive Compensation

2022 Summary Compensation Table

The following tables contain information with respect to AIG's named executives. As required by Securities and Exchange Commission rules, AIG's 2022 named executives include (1) our Chairman and Chief Executive Officer, (2) our Chief Financial Officer, and (3) our three other most highly paid executive officers, who each served through the end of 2022.

Name and Principal Position as of December 31, 2022	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)[2]	Change in Pension Value ($)[3]	All Other Compensation ($)[4]	Total ($)
Peter Zaffino	2022	1,571,923		62,422,889	3,224,990	7,830,000		264,397	75,314,199
Chairman & Chief Executive Officer	2021	1,482,693	—	9,379,956	2,874,994	8,000,000	—	167,577	21,905,220
	2020	1,400,000	—	15,952,472	2,149,992	4,500,000	—	64,522	24,066,986
Shane Fitzsimons[5] Executive Vice President & Chief Financial Officer	2022	1,000,000	500,000[6]	2,174,514	699,997	3,000,000	—	189,106	7,563,617
Lucy Fato	2022	1,000,000	—	5,614,780	824,984	3,100,000	—	63,536	10,603,300
Executive Vice President, General Counsel	2021	1,000,000	—	3,364,565	1,031,250	3,300,000	—	66,089	8,761,904
& Global Head of Communications and Government Affairs	2020	930,000	—	3,741,505	987,497	2,869,000	—	64,188	8,592,190
Kevin T. Hogan	2022	1,250,000	—	5,141,177	—	2,400,000	—	90,420	8,881,597
President & Chief Executive Officer,	2021	1,250,000	—	3,262,558	999,999	2,407,500	—	85,188	8,005,245
Corebridge Financial, Inc.	2020	1,250,000	—	2,809,404	999,999	2,317,500	352,337	103,673	7,832,913
David McElroy[7]	2022	1,000,000	875,000[6]	3,106,507	999,996	3,250,000	—	68,619	9,300,122
Executive Vice President & Chief Executive Officer, General Insurance	2021	1,000,000	875,000	3,568,446	1,093,739	4,750,000	—	62,717	11,349,902

Footnotes to 2022 Summary Compensation Table

(1) *2022 Stock and Option Awards*. These columns represent the grant date fair values of (i) the 2022 PSUs based on target performance, which was the probable outcome of the performance conditions; (ii) the 2022 RSUs and special 2022 RSUs granted to certain named executives and (iii) the 2022 stock options, each as further described under "Compensation Discussion and Analysis—2022 Compensation Decisions and Outcomes—2022 Long-Term Incentive Awards" and determined in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. The amount shown for the awards granted by AIG in 2022 was calculated using the assumptions described in Note 19 to the Consolidated Financial Statements included in AIG's Annual Report on Form 10-K for the year ended December 31, 2022. The following table presents the grant date fair value of the 2022 PSUs at the target and maximum levels of performance:

Name	2022 PSUs Target ($)	2022 PSUs Maximum ($)
Peter Zaffino	6,737,621	13,475,226
Shane Fitzsimons	1,462,426	2,924,819
Lucy Fato	1,723,554	3,447,092
Kevin T. Hogan	2,089,203	4,178,389
David McElroy	2,089,203	4,178,389

All awards represented in the "Stock Awards" and "Option Awards" columns are subject to clawback under the AIG Clawback Policy.

For Mr. Zaffino, this column includes his Special RSU grant, as described in "Compensation Discussion and Analysis—2022 CEO Five-Year Employment Agreement" above.

(2)   *2022 Non-Equity Incentive Plan Compensation.* The amounts in this column represent the awards earned under the STI plan for 2022 performance as determined by the CMRC in the first quarter of 2023. See "Compensation Discussion and Analysis—2022 Compensation Decisions and Outcomes—2022 Short-Term Incentive Awards" for further information.

All awards represented in the "Non-Equity Incentive Plan Compensation" column are subject to clawback under the AIG Clawback Policy.

(3)   The amounts in this column represent the total change of the actuarial present value of the accumulated benefit, including any payments made during the year, under AIG's defined benefit (pension) plans, including the Qualified Retirement Plan and the Non-Qualified Retirement Plan, as applicable. Negative changes in pension value are indicated as zero. These plans are described in "—Post-Employment Compensation—Pension Benefits."

(4)   (a) *Perquisites*. This column includes the incremental costs of perquisites and benefits. The following table details the incremental cost to AIG of perquisites received by each named executive in 2022.

Perquisites

Name	Personal Use of Company Pool Cars ($)[i]	Non-U.S. Assignment/ Relocation($)[ii]	Personal Use of Aircraft ($)[iii]	Flexible Perquisite Allowance ($)[iv]	Other ($)[v]	Total ($)
Peter Zaffino	6,224	—	176,220	35,000	19,230	236,674
Shane Fitzsimons	1,339	97,048	—	35,000	27,996	161,383
Lucy Fato	813	—	—	35,000	—	35,813
Kevin T. Hogan	8,716	—	—	35,000	18,981	62,697
David McElroy	5,896	—	—	35,000	—	40,896

(i)   Amounts in this column include the incremental costs of driver overtime compensation, fuel and maintenance attributable to personal use of Company pool cars.

(ii)   Moving expenses as well as a stipend to offset taxes for this benefit were paid on behalf of Mr. Fitzsimons.

(iii)   The CMRC approved personal use of corporate aircraft and an allowance for Mr. Zaffino of up to $195,000 per calendar year. Amounts in this column include personal use by Mr. Zaffino and his spouse of AIG-owned corporate aircraft, calculated based on the aggregate incremental cost of the travel to AIG. For use of AIG-owned corporate aircraft, aggregate incremental cost is calculated based on the direct operating cost of the aircraft, including fuel, maintenance, airport fees and assessments, crew expenses and in-flight supplies and catering, as applicable. If an aircraft traveled empty before picking up or after dropping off Mr. Zaffino or his spouse in connection with personal travel, the cost associated with this "deadhead" segment would be included in the incremental cost attributable to overall travel. For use of corporate aircraft owned by a third-party vendor, aggregate incremental cost is calculated based on the cost-per-flight-hour charged by the vendor as well as costs of fuel, taxes, crew expenses and airport fees and assessments, as applicable.

(iv)   Amounts in this column reflect payment of the annual cash perquisite allowance of $35,000. As of 2023, this allowance has been discontinued.

(v)   Amounts in this column reflect (a) for Mr. Zaffino, the reimbursement of legal fees incurred in connection with the entry into his five-year employment agreement, (b) for Mr. Fitzsimons, the cost of tax preparation services related to his relocation, and (c) for Mr. Hogan, the cost of tax preparation services ($18,485) related to a prior international assignment and expenses related to spousal travel.

(b)   *Other Benefits*. This column also includes life insurance premiums paid for the benefit of the named executives. All named executives are covered under the AIG Basic Group Life Insurance Plan. For group life insurance, the 2022 Company-paid costs were $273 for each of the named executives.

This column also includes matching contributions and non-elective Company contributions made by AIG under its 401(k) plan in the amount of $27,450 for each of the named executives in 2022.

AIG maintains a policy of directors' and officers' liability insurance for the directors and officers of AIG and its subsidiaries. The premium for this policy for the policy year ended September 22, 2022 was approximately $17.7 million and for the policy year ending September 22, 2023 is approximately $21.5 million.

(5)   Mr. Fitzsimons was not a named executive officer prior to 2022.

(6)   Represents April 2020 leadership continuity award of each of Mr. Fitzsimons and Mr. McElroy, each of which vested and was paid as to one-half in May 2021 and one-half in May 2022.

(7)   Mr. McElroy was not a named executive officer prior to 2021.

2022 Grants of Plan-Based Awards

The following table details all equity and non-equity plan-based awards granted to each of the named executives in 2022.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Plan Awards[1]			Estimated Future Payouts Under Equity Incentives Plan Awards (Performance Share Units)[2]			All Other Stock Awards (# of AIG Shares or Units)[3]	All Other Option Awards (# of Securities Underlying Options)[4]	Exercise or Base Price of Option Awards ($/Sh)[4]	Grant Date Fair Value of Equity Awards ($)[5]
		Threshold ($)	Target ($)	Maximum ($)	Threshold (PSUs)	Target (PSUs)	Maximum (PSUs)				
Peter Zaffino											
2022 STI	02/22/22	—	4,500,000	9,000,000	—	—	—	—	—	—	—
2022 PSUs	02/22/22	—	—	—	53,252	106,505	213,010	—	—	—	6,737,621
2022 RSUs	02/22/22	—	—	—	—	—	—	53,252	—	—	3,280,856
2022 Special RSUs[6]	11/10/22	—	—	—	—	—	—	864,902	—	—	52,404,412
2022 Options	02/22/22	—	—	—	—	—	—	—	196,048	61.61	3,224,990
Shane Fitzsimons											
2022 STI	02/22/22	—	1,700,000	3,400,000	—	—	—	—	—	—	—
2022 PSUs	02/22/22	—	—	—	11,558	23,117	46,234	—	—	—	1,462,426
2022 RSUs	02/22/22	—	—	—	—	—	—	11,558	—	—	712,088
2022 Options	02/22/22	—	—	—	—	—	—	—	42,553	61.61	699,997
Lucy Fato											
2022 STI	02/22/22	—	1,900,000	3,800,000	—	—	—	—	—	—	—
2022 PSUs	02/22/22	—	—	—	13,622	27,245	54,490	—	—	—	1,723,554
2022 RSUs	02/22/22	—	—	—	—	—	—	13,622	—	—	839,251
2022 Special RSUs[7]	02/22/22	—	—	—	—	—	—	49,537	—	—	3,051,975
2022 Options	02/22/22	—	—	—	—	—	—	—	50,151	61.61	824,984
Kevin T. Hogan											
2022 STI	02/22/22	—	2,250,000	4,500,000	—	—	—	—	—	—	—
2022 PSUs	02/22/22	—	—	—	16,512	33,025	66,050	—	—	—	2,089,203
2022 RSUs[8]	02/22/22	—	—	—	—	—	—	33,025	—	—	2,034,670
2022 Special RSUs[8][9]	02/22/22	—	—	—	—	—	—	16,512	—	—	1,017,304
David McElroy											
2022 STI	02/22/22	—	2,500,000	5,000,000	—	—	—	—	—	—	—
2022 PSUs	02/22/22	—	—	—	16,512	33,025	66,050	—	—	—	2,089,203
2022 RSUs	02/22/22	—	—	—	—	—	—	16,512	—	—	1,017,304
2022 Options	02/22/22	—	—	—	—	—	—	—	60,790	61.61	999,996

(1) Amounts shown reflect the range of possible cash payouts under the STI plan for 2022 performance. Actual amounts earned, as determined by the CMRC (and, in the case of the award granted to Mr. Zaffino, as approved by the Board) in the first quarter of 2023, are reflected in the 2022 Summary Compensation Table under Non-Equity Incentive Plan Compensation. For more information on the 2022 STI awards, including the applicable performance metrics, please see "Compensation Discussion and Analysis—2022 Compensation Decisions and Outcomes—2022 Short-Term Incentive Awards."

(2) Amounts shown reflect the potential range of 2022 PSUs that were granted and may be earned under the LTI plan. Actual amounts earned are based on achieving pre-established goals across three financial objectives over the 2022-2024 performance period. Results will be certified by the CMRC in the first quarter of 2025. For more information on the 2022 PSUs, including the applicable performance metrics, please see "Compensation Discussion and Analysis—2022 Compensation Decisions and Outcomes—2022 Long-Term Incentive Awards." Holders of 2022 PSUs are also entitled to dividend equivalent rights beginning with the first dividend record date following the 2022 PSU grant date, which are subject to the same vesting and performance conditions as the related 2022 PSUs and are paid in cash if and when such related earned shares of AIG common stock are delivered.

(3) Amounts shown reflect the grant of 2022 RSUs made under the LTI plan and as special awards granted to certain named executives. For more information on these awards, please see "Compensation Discussion and Analysis—2022 Compensation Decisions and Outcomes—2022 Long-Term Incentive Awards." Holders of 2022 RSUs and special RSUs are also entitled to dividend equivalent rights in the form of cash beginning with the first dividend record date following the applicable grant date, which cash amount is subject to the same vesting conditions as the related RSUs and is paid if and when such related shares are delivered.

(4) Amounts shown reflect the grant of 2022 stock options made under the LTI plan. For more information on these awards, please see "Compensation Discussion and Analysis—2022 Compensation Decisions and Outcomes—2022 Long-Term Incentive Awards" and Note 19 to the Consolidated Financial Statements in AIG's Annual Report on Form 10-K for the year ended December 31, 2022. Stock options granted in 2022 have an exercise price equal to the closing price of the underlying shares of AIG common stock on the NYSE on the date of grant.

(5) Amounts shown represent the grant date fair value of the awards determined in accordance with FASB ASC Topic 718 using the valuation methods and assumptions presented in Note 19 to the Consolidated Financial Statements in AIG's Annual Report on Form 10-K for the year ended December 31, 2022.

(6) Amount represents a special grant in the form of RSUs awarded by the Board as part of a five-year employment agreement that will vest on November 10, 2027 and be settled in AIG shares. The grant date fair value is based on the product of the closing price of AIG common stock ($60.59) on November 10, 2022 and the number of RSUs in the special grant, which was based on the average closing price of AIG common stock over the first five trading days in the month of November 2022, rounded down to the nearest whole unit.

(7) Amount represents a special award granted to Ms. Fato in recognition of her exceptional contributions to the Company. See "Compensation Discussion and Analysis—2022 Long-Term Incentive Awards—2022 Special Awards—Recognition Awards" for further details on this award.

(8) In connection with the Corebridge IPO, Mr. Hogan's RSUs were converted to 127,851 Corebridge RSUs in accordance with the anti-dilution provision of the AIG 2021 Omnibus Plan to be settled in Corebridge shares upon vesting.

(9) Amount represents a special award granted to Mr. Hogan in recognition of his exceptional contributions to the Company. See "Compensation Discussion and Analysis—2022 Long-Term Incentive Awards—2022 Special Awards—Recognition Awards" for further details on this award.

Holdings of and Vesting of Previously Awarded Equity

Outstanding Equity Awards at December 31, 2022

Equity-based awards held at the end of 2022 by each named executive were issued under the incentive plans and arrangements described below. Shares of AIG common stock deliverable under AIG's performance-based and time-vested equity and option awards will be delivered under the AIG 2013 Omnibus Plan (2013 Plan) and the AIG 2021 Omnibus Plan (2021 Plan).

The following table sets forth outstanding equity-based awards held by each named executive as of December 31, 2022.

| | | Options Awards[1] | | | | | | Stock Awards | | | |
| | | | | | | | | Unvested (Not Subject to Performance Conditions) | | Equity Incentive Plan Awards (Unearned and Unvested) | |
Name	Year Granted	Number of Securities Underlying Unexercised Options (Exercisable)	Number of Securities Underlying Unexercised Options (Unexercisable)	Equity Incentive Plan Awards (Number of Securities Underlying Unexercised and Unearned Options)	Exercise Price ($)	Expiration Date	Award Type[2]	Number	Market Value ($)	Number	Market Value ($)[3]
Peter Zaffino	2022	—	196,048	—	61.61	2/22/2032	2022 Special RSUs	869,350	54,977,694	—	—
	2021	—	245,726	—	44.10	2/22/2031	2022 RSUs	53,252	3,367,656	—	—
	2020	—	251,461	—	32.43	3/11/2030	2022 PSUs	—	—	53,252	3,367,656
	2019	257,985	—	—	44.28	3/18/2029	2021 RSUs	67,967	4,298,233	—	—
	2018	133,256	—	—	55.94	3/13/2028	2021 PSUs	—	—	61,183	3,869,212
	2017	333,000	—	667,000	64.53	7/24/2024	2020 Special RSUs	256,209	16,202,657	—	—
							2020 RSUs	60,164	3,804,771	—	—
							2020 PSUs	—	—	140,385	8,877,947
						Total	1,306,942	82,651,011	254,820	16,114,815
Shane Fitzsimons	2022	—	42,553	—	61.61	2/22/2032	2022 RSUs	11,558	730,927	—	—
	2021	—	42,735	—	44.10	2/22/2031	2022 PSUs	—	—	11,558	730,927
	2020	—	10,668	—	29.77	9/16/2030	2021 Special RSUs	10,000	632,400	—	—
	2020	—	32,163	—	32.43	3/11/2030	2021 RSUs	11,820	747,496	—	—
	2019	25,369	—	—	57.39	7/24/2029	2021 PSUs	—	—	10,640	672,873
							2020 RSUs	43,327	2,739,999	—	—
							2020 PSUs	—	—	2,550	161,262
						Total	76,705	4,850,822	24,748	1,565,062
Lucy Fato	2022	—	50,151	—	61.61	2/22/2032	2022 Special RSUs	49,537	3,132,719	—	—
	2021	—	88,141	—	44.10	2/22/2031	2022 RSUs	13,622	861,455	—	—
	2020	—	25,510	—	28.16	9/10/2030	2022 PSUs	—	—	13,622	861,455
	2020	—	95,029	—	32.43	3/11/2030	2021 RSUs	24,380	1,541,791	—	—
	2019	119,778	—	—	44.28	3/18/2029	2021 PSUs	—	—	21,946	1,387,865
	2018	65,321	—	—	55.94	3/13/2028	2020 RSUs	28,882	1,826,497	—	—
							2020 PSUs	—	—	64,952	4,107,564
						Total	116,421	7,362,462	100,520	6,356,884
Kevin T. Hogan[4]	2021	—	85,470	—	44.10	2/22/2031	2022 PSUs	—	—	16,512	1,044,218
	2020	—	116,959	—	32.43	3/11/2030	2021 PSUs	—	—	21,281	1,345,810
	2019	122,850	—	—	44.28	3/18/2029	2020 PSUs	—	—	65,295	4,129,255
	2018	125,418	—	—	55.94	3/13/2028	Total	—	—	103,088	6,519,283
David McElroy	2022	—	60,790	—	61.61	2/22/2032	2022 RSUs	16,512	1,044,218	—	—
	2021	—	93,482	—	44.10	2/22/2031	2022 PSUs	—	—	16,512	1,044,218
	2020	—	35,256	—	30.71	8/13/2030	2021 RSUs	25,857	1,635,196	—	—
	2020	—	70,175	—	32.43	3/11/2030	2021 PSUs	—	—	23,276	1,471,974
	2019	12,500	—	—	53.32	6/24/2029	2020 RSUs	79,260	5,012,402	—	—
	2019	53,746	—	—	44.28	3/18/2029	2020 PSUs	—	—	9,046	572,069
	2018	31,362	—	—	37.68	12/12/2028	Total	121,629	7,691,816	48,834	3,088,261

(1) *Stock Options.* Stock options granted in all years have an exercise price equal to the closing price of the underlying shares of AIG common stock on the NYSE on the date of grant. All of the stock options granted in 2022 will vest in equal one-third installments on each of February 22, 2023, February 22, 2024 and February 22, 2025 and have a ten-year term from the date of grant. All of the stock options granted in 2021 will vest in full in January 2024 and have a ten-year term from the date of grant. All of the stock options granted in 2020, 2019 and 2018 fully vested in January 2023, 2022 and 2021, respectively, and have a ten-year term from the date of grant.

Mr. Zaffino received an award of stock options to purchase 1,000,000 shares of AIG common stock upon joining AIG that has a grant date of July 24, 2017. These options have a seven-year term and an exercise price equal to the closing price of AIG common stock on the NYSE on the date of grant and vest as follows:

- Stock options for 333,000 shares of AIG common stock vested in equal, annual installments on each of the first three anniversaries of the grant date;

- Stock options for 200,000 shares of AIG common stock vest only if, for twenty consecutive trading days, the closing price per share of AIG common stock on the NYSE is at least $74.53, but in no event will these stock options vest faster than in equal, annual installments on each of the first three anniversaries of the grant date;

- Stock options for 200,000 shares of AIG common stock vest only if, for twenty consecutive trading days, the closing price per share of AIG common stock on the NYSE is at least $84.53; and

- Stock options for 267,000 shares of AIG common stock vest only if, for twenty consecutive trading days, the closing price per share of AIG common stock on the NYSE is at least $94.53.

(2) *Performance Share Units.*

PSUs accrue dividend equivalent rights as further described below. Such rights are only payable if and to the extent that the related PSUs are earned and vested.

2022 and 2021 PSUs accrue dividend equivalent rights beginning with the first dividend record date following the grant date, which are subject to the same vesting and performance conditions as the related 2022 and 2021 PSUs and are paid in cash if and when such related earned shares of AIG common stock (if any) are delivered. No dividend equivalent rights are included in the 2022 and 2021 PSU amounts shown above.

Beginning with the first dividend record date following the PSU grant date through the dividend paid on AIG common stock during the second quarter of 2021, the 2020 PSUs accrued dividend equivalent rights in the form of additional PSUs. Such additional PSUs, which were subject to the same vesting and performance conditions as the related 2020 PSUs, will be settled in the form of cash if and when such related earned shares of AIG common stock (if any) are delivered. The 2020 PSUs are reported at target payout pursuant to SEC rules and do not reflect the actual achievement of such awards as such determination was made in early 2023. Please see "Compensation Discussion and Analysis—2022 Compensation Decisions and Outcomes—Assessment of 2020 Performance Share Units."

Beginning with the dividend paid on AIG common stock during the third quarter of 2021, the 2020 PSUs accrued dividend equivalent rights, which were subject to the same vesting and performance conditions as the related PSUs and were paid in cash when such related earned shares of AIG common stock were delivered during the first quarter of 2023. The 2020 PSU amounts shown above do not include any dividend equivalent rights accrued since the start of the third quarter of 2021.

All 2022 and 2021 PSUs are shown at threshold payout. Whether the 2022 or 2021 PSUs (and related dividend equivalent rights) will be earned at the level shown or a different level, or at all, depends on AIG performance against metrics over a three-year performance period. Once earned, the 2022 and 2021 PSUs (and related dividend equivalent rights) will vest on January 1, 2025 and January 1, 2024, respectively.

Restricted Stock Units.

RSUs accrue dividend equivalent rights, as further described below. Such rights are only payable if and to the extent that the related RSUs vest.

The 2022 RSUs will vest in equal one-third installments on each of February 22, 2023, February 22, 2024 and February 22, 2025. All 2021 RSUs granted to our named executives will vest in full on January 1, 2024, and the 2020 RSUs (and related dividend equivalent rights) granted to our named executives vested in full on January 1, 2023.

The 2022 and 2021 RSUs accrue dividend rights beginning with the first dividend record date following the 2022 and 2021 RSU grant dates, which are subject to the same vesting and performance conditions as the related 2022 and 2021 RSUs and are paid in cash if and when such related shares of AIG common stock (if any) are delivered. No dividend equivalent rights are included in the 2022 and 2021 RSU amounts shown above.

Beginning with the first dividend record date following the RSU grant date through the dividend paid on AIG common stock during the second quarter of 2021, the 2020 RSUs accrued dividend equivalent rights in the form of additional RSUs, which were subject to the same vesting conditions as the related RSUs and were settled in the form of shares of AIG common stock when such related shares of AIG common stock were delivered. The RSU amounts shown above include such additional RSUs accrued through the second quarter of 2021 in respect of dividend equivalent rights.

Beginning with the dividend paid on AIG common stock during the third quarter of 2021, the 2020 RSUs accrued dividend rights, which were subject to the same vesting and performance conditions as the related 2020 RSUs and were paid in cash when such related shares of AIG common stock were delivered. The 2020 RSU amounts shown above do not include any dividend equivalent rights accrued since the start of the third quarter of 2021.

The 2020 Special RSUs reflect a grant made in 2020 to Mr. Zaffino which vest (along with related dividend equivalent rights) in equal one-third installments on each of December 8, 2023; December 8, 2024; and December 8, 2025.

The 2021 Special RSUs reflect a grant made in 2021 to Mr. Fitzsimons, which vested as to one-third of such RSUs on December 7, 2022 with the remaining RSUs vesting in equal installments on each of December 7, 2023 and December 7, 2024.

The 2022 Special RSUs reflect grants made in 2022 to certain of our named executives. The 2022 Special RSUs granted to Ms. Fato will vest in equal one-third installments on each of February 22, 2023; February 22, 2024; and February 22, 2025. The 2022 Special RSUs granted to Mr. Zaffino (and related dividend equivalent rights) will cliff vest in full on November 10, 2027.

(3) Based on the closing sale price of AIG common stock on the NYSE on December 31, 2022 of $63.24 per share.

(4) In connection with the Corebridge IPO, Mr. Hogan's (i) outstanding AIG RSUs converted into RSUs with respect to shares of Corebridge common stock, and (ii) 2020, 2021 and 2022 PSUs remain outstanding and eligible to be settled in AIG common stock.

Vesting of Stock-Based Awards During 2022

The following table sets forth the amounts realized in accordance with SEC rules by each named executive as a result of the vesting of stock-based awards in 2022. There were no options exercised in 2022 by any of the named executives.

Stock-Based Awards Vested in 2022[1]

Name	Number of Shares Acquired on Vesting	Value Realized on Vesting ($)
Peter Zaffino	149,607	8,585,946
Shane Fitzsimons	23,974	1,399,068
Lucy Fato	87,019	4,978,920
Kevin T. Hogan	71,241	4,088,521
David McElroy	58,352	3,348,821

(1)   Represents the 2019 RSUs and 2019 PSUs (and related dividend equivalent rights) that vested in January 2022 (each based on the value of the underlying shares of AIG common stock on the vesting date). For Ms. Fato only, also includes the second and final tranche of a special RSU award made in 2020 (and related dividend equivalent rights) that vested in September 2022 (each based on the value of the underlying shares of AIG common stock on the vesting date). For Mr. Fitzsimons only, also includes the first tranche of a special RSU award made in 2021 (and related dividend equivalent rights) that vested in December 2022 (each based on the value of the underlying shares of AIG common stock on the vesting date).

Post-Employment Compensation

Pension Benefits

AIG does not have any active defined benefit (pension) plans in the United States. Effective January 1, 2016, benefit accruals under AIG's Qualified Retirement Plan and Non-Qualified Retirement Plan (the Plans) were frozen. At that time, the Plans were closed to new participants and active participants ceased to accrue additional benefits after December 31, 2015. However, as described below, interest credits continue to accrue on existing cash balance accounts, and active participants continue to earn service credits for purposes of vesting and early retirement eligibility subsidies.

In the case of the Qualified Retirement Plan, participants vest after three years of service. Mr. Hogan, who is fully vested in his benefit, became a terminated vested participant under the Qualified Plan effective September 19, 2022 in connection with the Corebridge IPO and thus became eligible to commence his Qualified Plan benefit as of that date. In the case of the Non-Qualified Retirement Plan, participants vest once they attain either (1) age 60 with five or more years of service, or (2) age 55 with ten or more years of service. Mr. Hogan is fully vested in his benefit under that plan as well, and will be required to commence his Non-Qualified Plan benefit when his service for Corebridge terminates.

Before the Plans were frozen, the benefit formula under the Plans was converted from a final average pay formula to a cash balance formula, effective April 1, 2012. Mr. Hogan accrued benefits under both the final average pay and cash balance formulas.

The Plans' final average pay formula ranged from 0.925 percent to 1.425 percent times average final salary for each year of credited service accrued since April 1, 1985 up to 44 years and 1.25 percent to 1.75 percent times average final pay for each year of credited service accrued prior to April 1, 1985 up to 40 years.

The Plans' cash balance formula was comprised of pay credits, which were calculated based on six percent of a Plan participant's annual pensionable compensation, and annual interest credits. Pensionable compensation under the cash balance formula included base salary, commissions, overtime and annual STI awards, with the Qualified Retirement Plan subject to IRS compensation limits and the Non-Qualified Retirement Plan subject to an annual compensation limit of $1,050,000 in 2015. The Non-Qualified Retirement Plan provides a benefit equal to the portion of the benefit that is not permitted to be paid from the Qualified Retirement Plan due to IRS limits. Pay credits ceased under the Plans on December 31, 2015, but annual interest credits continue (2.06 percent in 2022, based upon the 30-year Treasury rate). This rate is adjusted annually on January 1.

Benefits under the Qualified Retirement Plan are paid as an annuity or a lump sum. Benefits under the Non-Qualified Retirement Plan accrued prior to April 1, 2012 are payable as an annuity and benefits accrued on or after April 1, 2012 are payable as a lump sum.

Early Retirement Benefits

Each of the Plans provides for reduced early retirement benefits. Actively employed participants in the Plans continue to receive service credit on and after the freeze date in determining age and length of service for early retirement subsidies and vesting purposes.

In the case of early retirement, under the final average pay formula, participants in the Plans will receive the benefit projected to normal retirement at age 65 (using average final salary as of the date of early retirement), but prorated based on years of actual service, then reduced by three, four or five percent (depending on age and years of credited service at retirement) for each year that retirement precedes age 65. Mr. Hogan is eligible for early retirement benefits on his final average pay benefit accrual under the Plans reflecting the five percent reduction.

In the case of early retirement under the cash balance formula, participants in the Plans will receive the value of their cash balance account as of the date of early retirement.

In connection with the Corebridge IPO, Mr. Hogan became a terminated vested participant in the Qualified Plan and ceased receiving service credit for purposes of early retirement at that time. Mr. Hogan is eligible for early retirement benefits on his final average pay benefit accrual under the Plans reflecting the five percent reduction.

Death and Disability Benefits

Each of the Plans also provides for death and disability benefits. The death benefit payable to a participant's designated beneficiary under the Plans will generally equal the participant's lump sum benefit or cash balance account. Under the Plans, participants who become disabled and receive payments under AIG's long-term disability plan on and after the freeze date continue to receive credit in determining age and length of service for early retirement subsidies and vesting purposes for a maximum of three additional years and continue to receive interest credits to their cash balance account up to the date they commence their benefit.

In connection with the Corebridge IPO, Mr. Hogan became a terminated vested Participant in the Qualified Plan and ceased receiving service credit for purposes of death and disability benefits at that time.

2022 Pension Benefits

The following table details the accumulated benefits under the Plans in which each named executive participates. In accordance with SEC rules, these accumulated benefits are presented as if they were payable upon the named executive's normal retirement at age 65 or current age if older.

2022 Pension Benefits

Name	Plan Name	Years of Credited Service[1]	Present Value of Accumulated Benefit 2022 ($)[2]	Payments During 2022 ($)
Peter Zaffino	Qualified Retirement Plan	—	—	—
	Non-Qualified Retirement Plan	—	—	—
	Total		—	—
Shane Fitzsimons	Qualified Retirement Plan	—	—	—
	Non-Qualified Retirement Plan	—	—	—
	Total		—	—
Lucy Fato	Qualified Retirement Plan	—	—	—
	Non-Qualified Retirement Plan	—	—	—
	Total		—	—
Kevin T. Hogan	Qualified Retirement Plan	25.917	675,395	—
	Non-Qualified Retirement Plan	25.917	820,440	—
	Total		1,495,835	—
David McElroy	Qualified Retirement Plan	—	—	—
	Non-Qualified Retirement Plan	—	—	—
	Total		—	—

(1) The named executives had the following years of service with AIG as of December 31, 2022: Mr. Zaffino—5.50; Ms. Fato—5.25; Mr. Hogan—33.50; Mr. Fitzsimons—3.50; Mr. McElroy—4.25.

For all named executives other than Mr. Hogan, because the named executive joined AIG after the Plans were frozen, he or she is not a participant in either Plan.

Mr. Hogan. Mr. Hogan has 7.583 fewer years of credited service (with AIG and Corebridge) than actual service under the Plans because the Plans were frozen on January 1, 2016 and because at the time he was initially hired, employees were required to wait one year after commencing employment with AIG before becoming participants in these Plans and received credit for service retroactive to six months of employment. Mr. Hogan was employed by AIG from September 1984 to November 2008 and accrued pension benefits under the Plans during this employment. Mr. Hogan did not receive a distribution from the Plans at the time of his initial resignation. Upon his rehire in October 2013, benefit accruals commenced immediately under the Plans calculated under the cash balance formula, and prior service, pursuant to the terms of the Plans, was recognized for vesting and eligibility purposes. The Plans were frozen effective January 1, 2016 and credited service accruals ceased under these Plans as of December 31, 2015.

(2) The actuarial present values of the accumulated benefits are based on service and earnings as of December 31, 2022 (the pension plan measurement date for purposes of AIG's financial statement reporting). The actuarial present values of the accumulated benefits under the Plans are calculated based on payment of a life annuity beginning at age 65, or current age if older, consistent with the assumptions described in Note 20 to the Consolidated Financial Statements included in AIG's 2022 Annual Report on Form 10-K. As described in that Note, the discount rate assumption is 5.22 percent for the Qualified Retirement Plan. The discount rate assumption is 5.20 percent for the Non-Qualified Retirement Plan. The mortality assumptions are based on the Pri-2012 annuitant white collar mortality table projected using the 2020 AIG improvement scale.

Nonqualified Deferred Compensation

None of the named executive officers participate in a nonqualified deferred compensation plan.

Potential Payments on Termination

AIG maintains an Executive Severance Plan (ESP) for AIG executives in grade level 27 or above, including the named executives other than Mr. Zaffino. The terms of the ESP are consistent with our compensation design philosophy as described in "Compensation Discussion and Analysis — Compensation Design."

Mr. Zaffino's new, five-year employment agreement provides for specific payments and benefits upon a termination of his employment. Mr. Zaffino is not a participant in the ESP.

In addition, until December 31, 2022, Mr. Hogan was eligible to receive benefits under the ESP. Beginning January 1, 2023, Mr. Hogan is eligible to receive benefits under Corebridge's executive severance plan, which has terms substantially similar to AIG's ESP.

Executive Severance Plan

Severance Benefits

The ESP provides for severance payments and benefits upon a termination by AIG without "Cause" or by a qualifying executive (including all of the participating named executives) for "Good Reason" (such terms as defined in the ESP). In the event of a qualifying termination, subject to the participant's execution of a release of claims and agreement to abide by certain restrictive covenants, a participant is generally eligible to receive:

- For qualifying terminations not in connection with a Change in Control, severance in an amount equal to the product of 1.5 times the sum of base salary and the average amount of STI paid for the preceding three completed calendar years. For qualifying terminations within two years following a Change in Control, enhanced severance in an amount equal to the product of a multiplier of 2 times the sum of base salary and the greater of (i) the average amount of STI paid to the executive for the preceding three completed calendar years, or (ii) the executive's target STI for the most recently completed calendar year preceding the termination year.

- For terminations on and after April 1 (or January 1 in the case of a termination following a Change in Control) of the termination year, a pro-rata annual STI award for the year of termination based on the participant's target amount and actual company (and/or, if applicable, business unit or function) performance, paid at the same time as such STI awards are regularly paid to similarly situated active employees.

If the qualifying termination occurs within twelve months after experiencing a reduction in base salary or annual STI target, the payments described above are calculated as if the qualifying termination occurred immediately prior to the reduction. Severance generally will be paid in a lump sum.

Participants are also entitled to continued health coverage under the Consolidated Omnibus Budget Reconciliation Act (COBRA), a $40,000 payment that may be applied towards continued health coverage and life insurance and one year of additional age and service under the Non-Qualified Retirement Plan and the AIG medical plan solely for purposes of determining vesting and eligibility, not benefit accruals. The one year of additional age and service is also used for the purpose of determining eligibility to enroll in retiree medical coverage.

Restrictive Covenants

Pursuant to the release of claims that each participant must execute to receive benefits under the ESP, each participant is generally prohibited from:

- Engaging in, being employed by, rendering services to or acquiring financial interests in certain businesses that complete with AIG for a period of six months after termination
- Interfering with AIG's business relationships with customers, suppliers or consultants for a period of six months after termination
- Soliciting or participating in the solicitation or recruitment of AIG employees for a period of one year after termination
- Disclosing AIG's confidential information at any time following termination

Zaffino Employment Agreement

Severance Benefits

In the event of a termination of Mr. Zaffino's employment by AIG without "Cause" or by Mr. Zaffino for "Good Reason" (each as defined in his employment agreement), subject to his execution of a release of claims and agreement to abide by certain restrictive covenants, he is generally eligible to receive:

- For such a termination not in connection with a Change in Control, severance in an amount equal to the product of 1.5 times the sum of base salary and the average amount of STI paid for the preceding three completed calendar years. For such a termination within two years following a Change in Control, enhanced severance in an amount equal to the product of a multiplier of 2 times the sum of base salary and the greater of (i) the average amount of STI paid for the preceding three completed calendar years, or (ii) target STI.
- For such a termination not in connection with a Change in Control, a pro rata bonus for the year of termination based on the number of days employed during the calendar year of termination and actual achievement against the stated performance objectives (with any individual performance objectives deemed to have been achieved at 100 percent of target levels). For such a termination within two years following a Change in Control, then the pro rata bonus will be based on the greater of target STI and actual achievement as described in the preceding sentence. This pro rata bonus is referred to as the "Pro Rata Bonus."
- Accelerated vesting of all outstanding equity awards (with any awards subject to performance conditions determined based on actual performance at the end of the applicable performance period). This accelerated vesting is referred to as the "Equity Acceleration."
- Continued health coverage under COBRA, a $40,000 payment that may be applied towards continued health coverage and life insurance and one year of additional age and service for the purpose of determining eligibility to enroll in retiree medical coverage.

Severance generally will be paid in a lump sum.

In the event of a termination of Mr. Zaffino's employment due to his death or disability, subject to his (or, if applicable, his representative's or estate's) execution of a release of claims and agreement (in the case of his disability) to abide by certain restrictive covenants, he is eligible to receive:

- The Pro Rata Bonus; provided that if the termination is due to death, then the Pro Rata Bonus will be based on his target STI.
- The Equity Acceleration; provided that if the termination is due to death, then any applicable performance conditions will be deemed to have been earned at target levels.

In the event of a termination of Mr. Zaffino's employment due to his retirement or expiration of the initial five-year term of his agreement, subject to his execution of a release of claims and agreement to abide by specified restrictive covenants, he is eligible to receive:

- The Pro Rata Bonus
- The Equity Acceleration

Restrictive Covenants

Under his agreement, Mr. Zaffino is generally prohibited from:

- Engaging in, being employed by, rendering services to or acquiring a financial interest in certain businesses that compete with AIG for a period of one year after termination
- Interfering with AIG's business relationships with customers, suppliers or consultants for a period of one year after termination
- Soliciting or participating in the solicitation of AIG employees for a period of one year after termination
- Disclosing AIG's confidential information at any time following termination

Treatment of LTI Awards

The LTI plan provides for accelerated vesting of outstanding PSUs, RSUs and 2020, 2021 and 2022 stock options, as applicable, in certain termination scenarios.

In the case of a participant's involuntary termination without Cause (with or without a Change in Control (defined in the same manner as in the ESP, as set forth above)), voluntary termination with Good Reason (following a Change in Control only), retirement or disability, the participant's outstanding LTI awards will vest. Earned PSUs will be determined based on actual performance for the whole performance period. 2020, 2021 and 2022 stock options will remain exercisable for three years after termination (or retirement or disability) or for the remaining contractual term of the option (if earlier) in the case of (i) retirement, or (ii) following a Change in Control, a participant's involuntary termination without Cause or voluntary termination with Good Reason. The earned amount of PSUs and full amount of 2021 and 2022 RSUs will be delivered on the normal settlement schedule. Retirement requires attainment of age 60 with five years of service or attainment of age 55 with ten years of service.

In the case of a participant's death during or prior to adjudication for a performance period or involuntary termination without Cause within 24 months following a Change in Control (defined in the same manner as in the ESP as set forth above) during a performance period, an amount equal to the participant's target amount of PSUs (unless the CMRC determines to use actual performance through the date of the Change in Control) and the full amount of 2021 and 2022 RSUs will vest and be delivered to the participant by the later of the end of the calendar year or two and a half months following death or termination. 2020, 2021 and 2022 stock options will vest and remain exercisable for three years after death. In no event will any 2020, 2021 or 2022 stock options remain exercisable after the initial ten-year expiration date.

The treatment of Mr. Zaffino's outstanding equity awards upon his termination of employment is described above in "—Zaffino Employment Agreement—Severance Benefits."

Quantification of Termination Payments and Benefits

The following table sets forth the compensation and benefits that would have been provided to each of the named executives if he or she had been terminated on December 31, 2022 under the circumstances indicated (including following a Change in Control).

Termination Payments and Benefits for the Named Executive Officers as of December 31, 2022

Name	Annual Short-Term Incentive ($)[1]	Severance ($)[2]	Medical and Life Insurance ($)[3]	Pension Plan Credit ($)[4]	Unvested Options ($)[5]	Unvested Stock Awards ($)[6]	Total ($)
Peter Zaffino							
By AIG for "Cause"	—	—	—	—	—	—	—
By AIG w/o "Cause"	5,220,000	11,607,885	40,000	—	12,770,267	115,332,082	144,970,234
By Executive w/o Good Reason	—	—	—	—	—	—	—
By Executive with Good Reason	5,220,000	11,607,885	40,000	—	12,770,267	115,332,082	144,970,234
Qualifying Termination following a Change in Control[7]	5,220,000	15,477,181	40,000	—	12,770,267	115,332,082	148,839,530
Death	4,500,000	—	—	—	12,770,267	107,867,864	125,138,131
Disability	5,220,000	—	—	—	12,770,267	115,332,082	133,322,349
Retirement[8]	—	—	—	—	—	—	—
Shane Fitzsimons							
By AIG for "Cause"	—	—	—	—	—	—	—
By AIG w/o "Cause"	1,972,000	4,341,000	40,000	—	2,235,309	8,510,260	17,098,569
By Executive w/o Good Reason	—	—	—	—	—	—	—
By Executive with Good Reason	1,972,000	4,341,000	40,000	—	—	—	6,353,000
Qualifying Termination following a Change in Control[7]	1,972,000	5,788,000	40,000	—	2,235,309	8,510,260	18,545,569
Death	1,700,000	—	—	—	2,235,309	8,374,630	12,309,939
Disability	1,972,000	—	—	—	2,235,309	8,510,260	12,717,569
Retirement[8]	—	—	—	—	—	—	—
Lucy Fato							
By AIG for "Cause"	—	—	—	—	—	—	—
By AIG w/o "Cause"	2,204,000	5,879,500	40,000	—	5,591,499	20,032,054	33,747,053
By Executive w/o Good Reason	—	—	—	—	—	—	—
By Executive with Good Reason	2,204,000	5,879,500	40,000	—	—	—	8,123,500
Qualifying Termination following a Change in Control[7]	2,204,000	7,839,333	40,000	—	5,591,499	20,032,054	35,706,886
Death	1,900,000	—	—	—	5,591,499	16,578,569	24,070,068
Disability	2,204,000	—	—	—	5,591,499	20,032,054	27,827,553
Retirement[8]	—	—	—	—	—	—	—
Kevin T. Hogan							
By AIG for "Cause"	—	—	—	86,866	—	—	86,866
By AIG w/o "Cause"	2,115,000	5,508,750	40,000	86,866	5,239,403	18,267,997	31,258,016
By Executive w/o Good Reason	—	—	—	86,866	—	—	86,866
By Executive with Good Reason	2,115,000	5,508,750	40,000	86,866	—	—	7,750,616
Qualifying Termination following a Change in Control[7]	2,250,000	7,345,000	40,000	86,866	5,239,403	18,267,997	33,229,266
Death	2,250,000	—	—	—	5,239,403	14,796,334	22,285,737
Disability	2,115,000	—	—	—	5,239,403	18,267,997	25,622,400
Retirement[8]	2,115,000	—	—	86,866	5,239,403	18,267,997	25,709,266
David McElroy							
By AIG for "Cause"	—	—	—	—	—	—	—
By AIG w/o "Cause"	3,050,000	6,875,000	40,000	—	5,197,303	14,214,978	29,377,281
By Executive w/o Good Reason	—	—	—	—	—	—	—
By Executive with Good Reason	3,050,000	6,875,000	40,000	—	—	—	9,965,000
Qualifying Termination following a Change in Control[7]	3,050,000	9,166,667	40,000	—	5,197,303	14,214,978	31,668,948
Death	2,500,000	—	—	—	5,197,303	13,734,011	21,431,314
Disability	3,050,000	—	—	—	5,197,303	14,214,978	22,462,281
Retirement[8]	—	—	—	—	—	—	—

(1) These amounts represent annual STI payments for which the named executives would have been eligible had they been terminated on December 31, 2022. Under the ESP, earned STI awards are prorated based on the number of full months the executive was employed in the termination year. Except in the case of death or a qualifying termination following a Change in Control, STI payments under the ESP are based on the named executive's target amount and

actual business or function performance and paid at the same time such STI awards are regularly paid to similarly situated active employees. In the case of death, a named executive's STI payment is based on his target amount and paid as soon as administratively possible after the date of death (but in no event later than March 15th of the following year). In the case of a qualifying termination following a Change in Control, these STI payments are based on the better of the named executive's target amount or target amount adjusted for actual business or function performance and paid at the same time such STI awards are regularly paid to similarly situated active employees. These amounts would have been solely in lieu of, and not in addition to, the annual STI award for 2022 actually paid to the current named executives as reported in the 2022 Summary Compensation Table.

(2) Severance would have been paid as a lump sum cash payment as soon as practicable and in no event later than 60 days following the termination date. See descriptions of the ESP and Zaffino Employment Agreement above for more information on severance payments and benefits.

(3) The amounts in this column reflect a lump sum payment of $40,000 that can be used to pay for continued healthcare and life insurance coverage following a qualifying termination. None of the current named executives are eligible for Company-subsidized retiree medical benefits. The amounts do not include medical and life insurance benefits upon permanent disability or death to the extent that they are generally available to all salaried employees. All of the current named executives are eligible participants under the AIG medical and life insurance plans.

(4) The amount shown for all of the termination events is the increase, if any, above the accumulated value of pension benefits shown in the 2022 Pension Benefits table, calculated using the same assumptions. For Messrs. Zaffino, Fitzsimons and McElroy and Ms. Fato, the amount shown in the column is zero because they are not participants in the Plans. For information on pension benefits generally, see "—Post-Employment Compensation—Pension Benefits."

(5) The amounts in this column represent the total value of unvested stock options as of December 31, 2022 that would accelerate upon termination, based on the difference between the exercise price of the options and the closing sale price of shares of AIG common stock on the NYSE of $63.24 on December 31, 2022.

 For the 2020, 2021 and 2022 stock option awards, the amounts in this column include the stock options vesting under the termination events described above. Generally, the vested 2020, 2021 and 2022 stock options will remain exercisable for three years after each such termination scenario. In no event will any 2020, 2021 or 2022 stock options remain exercisable after the initial ten-year expiration date.

(6) The amounts in this column represent the total market value (based on the closing sale price on the NYSE of $63.24 on December 31, 2022) of shares of AIG common stock underlying unvested equity-based awards as of December 31, 2022.

 For the 2020 PSU awards, the amounts in this column include the named executive's actual earned PSUs for the 2020-2022 performance period (as determined by the CMRC in the first quarter of 2023) that vested in January 2023. Target performance is reflected in the case of death.

 In addition, the amounts in this column include, for all of the named executives, the outstanding 2021 and 2022 PSU awards assuming target performance and the full amount of their RSU awards.

 PSU and RSU award amounts also include any additional PSUs and RSUs accrued through the second quarter of 2021 in respect of dividend equivalent rights, which are subject to the same vesting and, in the case of the PSUs, performance conditions as the related PSUs and RSUs, respectively, and are paid when such related shares (if any) are delivered. 2020 PSU award amounts include the additional PSUs actually accrued through the second quarter of 2021 in respect of dividend equivalent rights, which are subject to the same vesting and performance conditions as the related PSUs and were paid when such related earned shares were delivered.

 The 2021 and 2022 PSU and RSU award amounts include the value of accrued dividend equivalent rights on such awards, however such dividend equivalent rights are paid in cash if and when such related shares of AIG common stock (if any) are delivered. The 2020 PSU and RSU award amounts include the value of accrued dividend equivalent rights relating to the dividend paid on AIG common stock during the third quarter of 2021, however, such dividend equivalent rights are paid in cash if and when such related PSU and RSUs vest and settle.

(7) This row includes amounts that would be paid under the ESP or the Zaffino Employment Agreement, as applicable, in the case of a named executive's without Cause or voluntary termination with Good Reason within 24 months following a Change in Control. Under the outstanding PSU and RSU awards, the amount of PSUs vesting is shown (i) at the actual amounts earned for the 2020 PSUs (as determined by the CMRC in the first quarter of 2023) that vested in January 2023 and (ii) at target for the 2021 and 2022 PSUs.

(8) As of December 31, 2022, none of the named executives other than Mr. Hogan qualified as retirement eligible under any of the applicable plans or programs in which they participated.

Pay Ratio

The 2022 annual total compensation of the median employee identified by AIG (as described below) was $84,240, and Mr. Zaffino's annualized 2022 total compensation for his role as AIG's Chief Executive Officer during 2022 was $75,314,199, which includes Mr. Zaffino's Special RSU Grant. Accordingly, AIG's estimated 2022 pay ratio was 1 to 894. Excluding Mr. Zaffino's Special RSU Grant, his annual compensation during 2022 was $22,909,787 and AIG's estimated 2022 pay ratio was 1 to 272.

As permitted by SEC rules, to identify the median employee, AIG used its active employee population (including both full-time and part-time employees) as of October 3, 2022 and used 2021 annual total compensation for that population comprising (1) annual base salary, (2) overtime payments, (3) target STI and LTI awards, in each case using 2021 targets for employees hired during 2020 who were not eligible for 2020 awards and (4) sales incentives. For employees hired in 2021 (who therefore did not have 2020 compensation), AIG used 2021 annual total compensation comprising (1) annual base salary, (2) overtime payments, (3) 2021 target STI and LTI awards and (4) an estimate of annual sales incentives based on a calculation of median 2020 sales incentives.

As required by SEC rules, after identifying our median employee (who is located in the U.S.), we calculated 2022 annual total compensation for both our median employee and Mr. Zaffino using the same methodology that we use to determine our named executive officers' annual total compensation for the Summary Compensation Table.

SEC rules for identifying the median employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. As a result, the pay ratio reported by other companies may not be comparable to the pay ratios reported above, as other companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios. In addition, the median employee's annual total compensation is unique to that individual and therefore is not an indicator of the annual total compensation of any other individual or group of employees.

Pay Versus Performance

In accordance with rules adopted by the SEC pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, we provide the following disclosure regarding executive compensation for our principal executive officers (PEOs) and Non-PEO named executive officers (NEOs) and Company performance for the fiscal years listed below. The Compensation and Management Resources Committee did not consider the pay versus performance disclosure below in making its pay decisions for any of the years shown. As required by such rules, the 2022 amounts for Mr. Zaffino in the Summary Compensation Table Total and Compensation Actually Paid include his Special RSU Grant.

| Year | Summary Compensation Table Total for Peter Zaffino[1] ($) | Summary Compensation Table Total for Brian Duperreault[1] ($) | Compensation Actually Paid to Peter Zaffino[1,2,3] ($) | Compensation Actually Paid to Brian Duperreault[1,2,3] ($) | Average Summary Compensation Table Total for Non-PEO NEOs[1] ($) | Average Compensation Actually Paid to Non-PEO NEOs[1,2,3] ($) | Value of Initial Fixed $100 Investment based on:[4] | | Net Income ($ Millions) | Accident Year Combined Ratio, ex-CATs[5] (%) |
							TSR ($)	Peer Group TSR ($)		
2022	75,314,199	—	90,844,101	—	9,077,342	12,293,363	134.37	147.35	11,275	88.7
2021	21,905,220	13,969,537	52,445,392	45,269,700	10,476,911	20,741,560	118.13	125.52	9,923	91.0
2020	—	18,810,374	—	14,041,042	12,890,475	10,890,203	76.75	102.61	(5,829)	94.1

(1)   Peter Zaffino has been our PEO since March 2021. Brian Duperreault was our PEO prior to March 2021. The individuals comprising the Non-PEO named executive officers for each year presented are listed below.

2020	2021	2022
Peter Zaffino	Mark Lyons	Shane Fitzsimons
Mark Lyons	Lucy Fato	Lucy Fato
Lucy Fato	David McElroy	David McElroy
Doug Dachille	Kevin Hogan	Kevin Hogan
	Doug Dachille	

(2) The amounts shown for Compensation Actually Paid have been calculated in accordance with Item 402(v) of Regulation S-K and do not reflect compensation actually earned, realized, or received by the Company's NEOs. These amounts reflect the Summary Compensation Table Total with certain adjustments as described in footnote 3 below. In connection with AIG's separation of its Life and Retirement business, AIG rebranded the business as Corebridge and the IPO of Corebridge was completed on September 19, 2022. AIG continues to own approximately 78 percent of Corebridge common stock. Mr. Hogan became an executive officer of Corebridge as well. At that time, Mr. Hogan's outstanding and unvested RSUs denominated in AIG common stock were converted to unvested RSUs denominated in Corebridge common stock. As a result, the RSUs included in the table above were valued using the stock price of Corebridge as of December 31, 2022.

(3) Compensation Actually Paid reflects the exclusions and inclusions of certain amounts for the PEOs and the Non-PEO NEOs as set forth below. Equity values are calculated in accordance with FASB ASC Topic 718. Amounts in the Exclusion of Stock Awards and Option Awards column are the totals from the Stock Awards and Option Awards columns set forth in the applicable Summary Compensation Table.

Year	Summary Compensation Table Total for Peter Zaffino ($)	Exclusion of Change in Pension Value for Peter Zaffino	Exclusion of Stock Awards and Option Awards for Peter Zaffino ($)	Inclusion of Pension Service Cost for Peter Zaffino ($)	Inclusion of Equity Values for Peter Zaffino ($)	Compensation Actually Paid to Peter Zaffino ($)
2022	75,314,199	0	(67,647,879)	0	83,177,781	90,844,101
2021	21,905,220	0	(12,254,950)	0	42,795,122	52,445,392

Year	Summary Compensation Table Total for Brian Duperreault ($)	Exclusion of Change in Pension Value for Brian Duperreault	Exclusion of Stock Awards and Option Awards for Brian Duperreault ($)	Inclusion of Pension Service Cost for Brian Duperreault ($)	Inclusion of Equity Values for Brian Duperreault ($)	Compensation Actually Paid to Brian Duperreault ($)
2021	13,969,537	0	(11,234,009)	0	42,534,172	45,269,700
2020	18,810,374	(184,309)	(12,285,323)	0	7,700,300	14,041,042

Year	Average Summary Compensation Table Total for Non-PEO NEOs ($)	Average Exclusion of Change in Pension Value for Non-PEO NEOs	Average Exclusion of Stock Awards and Option Awards for Non-PEO NEOs ($)	Average Inclusion of Pension Service Cost for Non-PEO NEOs ($)	Average Inclusion of Equity Values for Non-PEO NEOs ($)	Average Compensation Actually Paid to Non-PEO NEOs ($)
2022	9,077,342	0	(4,640,489)	0	7,856,510	12,293,363
2021	10,476,911	(175)	(4,735,671)	0	15,000,495	20,741,560
2020	12,890,475	(273)	(8,248,843)	0	6,248,844	10,890,203

The amounts in the Inclusion of Equity Values in the tables above are derived from the amounts set forth in the following tables. Please note that any columns included in the calculation of Compensation Actually Paid that contain a "0" did not have an amount in that category for that year.

Year	Year-End Fair Value of Equity Awards Granted During Year That Remained Unvested as of Last Day of Year for Peter Zaffino ($)	Change in Fair Value from Last Day of Prior Year to Last Day of Year of Unvested Equity Awards for Peter Zaffino ($)	Vesting-Date Fair Value of Equity Awards Granted During Year that Vested During Year for Peter Zaffino ($)	Change in Fair Value from Last Day of Prior Year to Vesting Date of Unvested Equity Awards that Vested During Year for Peter Zaffino ($)	Fair Value at Last Day of Prior Year of Equity Awards Forfeited During Year for Peter Zaffino ($)	Total - Inclusion of Equity Values for Peter Zaffino ($)
2022	69,711,054	13,466,727	—	0	0	83,177,781
2021	16,908,143	25,886,979	—	0	0	42,795,122

Year	Year-End Fair Value of Equity Awards Granted During Year That Remained Unvested as of Last Day of Year for Brian Duperreault ($)	Change in Fair Value from Last Day of Prior Year to Last Day of Year of Unvested Equity Awards for Brian Duperreault ($)	Vesting-Date Fair Value of Equity Awards Granted During Year that Vested During Year for Brian Duperreault ($)	Change in Fair Value from Last Day of Prior Year to Vesting Date of Unvested Equity Awards That Vested During Year for Brian Duperreault ($)	Fair Value at Last Day of Prior Year of Equity Awards Forfeited During Year for Brian Duperreault ($)	Total - Inclusion of Equity Values for Brian Duperreault ($)
2021	17,143,842	25,390,330	—	0	0	42,534,172
2020	15,007,466	(6,882,257)	—	(424,909)	0	7,700,300

Year	Average Year-End Fair Value of Equity Awards Granted During Year That Remained Unvested as of Last Day of Year for Non-PEO NEOs ($)	Average Change in Fair Value from Last Day of Prior Year to Last Day of Year of Unvested Equity Awards for Non-PEO NEOs ($)	Average Vesting-Date Fair Value of Equity Awards Granted During Year that Vested During Year for Non-PEO NEOs ($)	Average Change in Fair Value from Last Day of Prior Year to Vesting Date of Unvested Equity Awards that Vested During Year for Non-PEO NEOs ($)	Average Fair Value at Last Day of Prior Year of Equity Awards Forfeited During Year for Non-PEO NEOs ($)	Total - Average Inclusion of Equity Values for Non-PEO NEOs ($)
2022	5,173,501	2,675,346	—	7,663	0	7,856,510
2021	7,160,255	7,733,168	—	107,072	0	15,000,495
2020	9,165,423	(2,850,295)	—	290,506	(356,790)	6,248,844

(4) The Peer Group TSR set forth in this table utilizes the S&P 500 Property & Casualty Insurance Index (S&P 500 Property & Casualty Insurance Index), which we also utilize in the stock performance graph required by Item 201(e) of Regulation S-K included in AIG's Annual Report on Form 10-K for the year ended December 31, 2022. The comparison assumes $100 was invested for the period starting December 31, 2019, through the end of the last listed year, in the Company and in the S&P 500 Property & Casualty Insurance Index, respectively. Historical stock performance is not necessarily indicative of future stock performance. As described above, AIG's business included its Life and Retirement business until the separation of that business, which AIG rebranded as Corebridge upon its IPO. AIG continues to hold approximately 78 percent of Corebridge common stock.

(5) We determined AYCR, ex-CATs to be the most important financial performance measure used to link Company performance to Compensation Actually Paid to our PEO and Non-PEO NEOs in 2022. We make adjustments to U.S. GAAP financial measures for purposes of this performance metric. See Appendix A for an explanation of how this metric is calculated from our audited financial statements.

Relationship Between PEOs and Other NEO Compensation Actually Paid and Company Total Shareholder Return

The following chart sets forth the relationship between Compensation Actually Paid to our PEOs, the average of Compensation Actually Paid to our other NEOs, and the Company's cumulative TSR over the three most recently completed fiscal years.

PEO and Average NEO Compensation Actually Paid Versus AIG, Inc. TSR



Example Total Return Performance

Relationship Between PEOs and Other NEO Compensation Actually Paid and Net Income

The following chart sets forth the relationship between Compensation Actually Paid to our PEOs, the average of Compensation Actually Paid to our other NEOs, and our Net Income during the three most recently completed fiscal years.

PEO and Average NEO Compensation Actually Paid Versus AIG, Inc. Net Income



Relationship Between PEOs and Other NEO Compensation Actually Paid and Accident Year Combined Ratio, ex-CATs*

The following chart sets forth the relationship between Compensation Actually Paid to our PEOs, the average of Compensation Actually Paid to our other NEOs, and our AYCR, ex-CATs*, during the three most recently completed fiscal years.

PEO and Average NEO Compensation Actually Paid Versus AIG, Inc. Accident Year Combined Ratio, ex-CATs*



*   We make adjustments to U.S. GAAP financial measures for purposes of this performance metric. See Appendix A for an explanation of how this metric is calculated from our audited financial statements.

Relationship Between Company TSR and Peer Group TSR

The following chart compares our cumulative TSR over the three most recently completed fiscal years to that of the S&P 500 Property & Casualty Insurance Index over the same period.

Comparison of Cumulative TSR of AIG, Inc. and S&P 500 Property & Casualty Insurance Index (FYE 2019 Indexed to $100)



Tabular List of Most Important Financial Performance Measures

The following table presents the financial performance measures that the Company considers to have been the most important in linking Compensation Actually Paid to our PEO and other NEOs for 2022 to Company performance. The measures in this table are not ranked.

Accident Year Combined Ratio, ex-CATs*	Diluted Normalized Adjusted After-tax Income Attributable to AIG Common Shareholders Per Share*	Relative Tangible Book Value Per Common Share* Growth	AIG 200 Net GOE Exit Run-rate Savings ex Corebridge*	Relative Total Shareholder Return

*   We make adjustments to U.S. GAAP financial measures for purposes of this performance metric. See Appendix A for an explanation of how this metric is calculated from our audited financial statements.

Equity Compensation Plan Information

The following table provides information about shares of AIG common stock that may be issued under compensation plans as of December 31, 2022.

Plan Category	Plan	Number of Securities to be Issued Upon Exercise of Outstanding Options and Rights[(1)(2)]	Weighted-Average Exercise Price of Outstanding Options and Rights ($)[(1)]	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the Third Column)
Equity compensation plans approved by security holders	2010 Stock Incentive Plan	20,780[(3)]	—	—[(4)]
	2013 Plan	20,972,366[(5)]	46.73[(6)]	—[(4)]
	2021 Plan	5,737,421[(7)]	61.41[(6)]	24,654,162[(8)]
Equity compensation plans not approved by security holders	Inducement Option Award	500,000[(9)]	61.82[(6)]	—
Total		27,230,567	48.94[(6)]	24,654,162

(1)   Shares underlying DSUs, RSUs and PSUs are deliverable without the payment of any consideration, and therefore these awards have not been taken into account in calculating the weighted-average exercise price.

(2)   At December 31, 2022, AIG was also obligated to issue 42,130 shares in connection with previous exercises of stock options with delivery deferred.

(3)   Represents shares reserved for issuance in connection with DSUs.

(4)   No future awards will be made under these plans.

(5)   Represents shares reserved for issuance in connection with outstanding (i) time-vested DSUs, (ii) 2020 PSUs (at target level of performance, including related dividend equivalents accrued through the second quarter of 2021 in the form of additional PSUs that will be settled in cash), (iii) 2021 PSUs (at target level of performance), (iv) RSUs (including related dividend equivalents accrued through the second quarter of 2021 in the form of additional RSUs) and (v) stock options.

(6)   Represents the weighted average exercise price of outstanding stock options.

(7)   Represents shares reserved for issuance in connection with outstanding (i) time-vested DSUs, (ii) RSUs (including related dividend equivalents accrued in the fourth quarter of 2022 in the form of additional RSUs that will be settled in cash), (iii) 2022 PSUs (at target level of performance) and (iv) stock options.

(8)   Represents shares reserved for future issuance under the 2021 Plan (which replaced the 2013 Plan for awards granted on or after May 12, 2021). The number of shares available for issuance under the 2021 Plan would increase if and to the extent that (i) outstanding awards under the 2013 Plan are forfeited, expire, terminate or otherwise lapse or are settled in cash in whole or in part or (ii) outstanding awards under the 2021 Plan are forfeited, expire or are settled in cash in whole or in part, each as provided by the 2021 Plan. In addition, the number of shares available for issuance under the 2021 Plan could increase or decrease depending on actual performance and the number of 2020, 2021 and 2022 PSUs earned.

(9)   Represents shares reserved for future issuance in connection with 500,000 stock options granted to Mr. Duperreault in 2017 outside of the 2013 Plan as an "employment inducement award" under NYSE Listing Rule 303A.08, as approved by the Board and governed by the 2013 Plan. The 500,000 stock options consist of 100,000 stock options that vest if, for twenty consecutive trading days, the closing price per share of AIG common stock on the NYSE is at least $80.99, and 400,000 stock options that vest if, for twenty consecutive trading days, the closing price per share of AIG common stock on the NYSE is at least $90.99.

Report of the Audit Committee

The Audit Committee assists the Board in its oversight of:

- The integrity of AIG's financial statements
- The effectiveness of AIG's internal control over financial reporting
- AIG's compliance with legal and regulatory requirements
- The qualifications, independence and performance of AIG's independent auditor, which includes the appointment, compensation, retention and oversight of the independent auditor's work
- The performance of AIG's internal audit department

The Audit Committee's other duties and responsibilities, which include helping to ensure that the Board and the other committees receive the information necessary to carry out their respective risk assessment and risk management responsibilities, are set forth in the Audit Committee's charter adopted by the Board and available on the AIG website (www.aig.com). The Board has determined that each member of the Audit Committee meets the independence and financial literacy requirements of the New York Stock Exchange and the Securities and Exchange Commission.

Management has primary responsibility for the financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. PricewaterhouseCoopers LLP (PwC), the Audit Committee-appointed independent auditor for the year ending December 31, 2022, is responsible for expressing opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on its audits. PwC is also expected to discuss with the Audit Committee any other matters it deems appropriate.

In performing its oversight responsibilities, the Audit Committee reviewed and discussed with management and PwC, AIG's consolidated financial statements as of and for the year ended December 31, 2022, and AIG's internal control over financial reporting as of December 31, 2022. During the year, the Audit Committee also discussed with PwC and AIG's internal auditor the overall scope and plans for their respective audits. The Audit Committee regularly meets with AIG's management and with PwC, and holds executive sessions, including with PwC, the chief financial officer, and chief internal auditor, to discuss their reviews, the evaluation of AIG's internal control over financial reporting and the overall quality of AIG's financial reporting.

The Audit Committee has discussed with PwC the matters required by the SEC and the Public Company Accounting and Oversight Board's (PCAOB) Auditing Standard No. 1301, *Communications with Audit Committees*. The Audit Committee and PwC have also discussed PwC's independence from AIG and its management, including communications from PwC required by the PCAOB's Rule 3526, *Communication with Audit Committees Concerning Independence*, Rule 3524, A*udit Committee Pre-Approval of Certain Tax Services*, and Rule 3525, *Audit Committee Pre-approval of Non-Audit Services Related to Internal Control Over Financial Reporting*.

As discussed in Proposal 3, the Audit Committee pre-approves all audit and non-audit services to be provided by PwC, and the related fees for those services. The Audit Committee has concluded that PwC's provision of non-audit services does not impair PwC's independence as the external auditor.

PwC has reported to the Audit Committee that AIG's audited financial statements are fairly presented in accordance with U.S. generally accepted accounting principles. The Audit Committee reviewed management's assessment and report on the effectiveness of AIG's internal control over financial reporting, as well as PwC's audit report on the effectiveness of AIG's internal control over financial reporting, which were both included in AIG's Annual Report on Form 10-K for the year ended December 31, 2022. Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board — and the Board approved — that the audited financial statements be included in AIG's Annual Report on Form 10-K for the year ended December 31, 2022, that was filed with the SEC.

The Audit Committee recommended to the Board — and the Board approved — the appointment of PwC as AIG's independent auditor for 2023.

Audit Committee

Peter R. Porrino, Chair
W. Don Cornwell
Linda A. Mills
John G. Rice

Proposal 3
Ratify Appointment of PwC to Serve as Independent Auditor for 2023

What am I voting on?

We are asking shareholders to vote on a proposal to ratify the appointment of a firm of independent registered public accountants to serve as AIG's independent auditor until the next annual meeting. PricewaterhouseCoopers LLP, an independent registered public accounting firm, served as AIG's independent auditor for 2022. For 2023, the Audit Committee has again nominated PwC to serve as AIG's independent auditor until the next annual meeting.

Voting Recommendation ✔

The Board of Directors unanimously recommends a vote **FOR** the proposal to ratify the appointment of PricewaterhouseCoopers LLP to serve as AIG's independent auditor for 2023.

Frequently Asked Questions About the Independent Auditor

Why Are Shareholders Being Asked to Ratify the Appointment of AIG's Independent Auditor?

While ratification is not required by AIG's By-Laws, Certificate of Incorporation, or otherwise, the Board is submitting the selection of PwC to our shareholders for ratification as a matter of good corporate practice. The Board will take into consideration the shareholder vote, but the Audit Committee, in its discretion, may retain PwC (or select a different independent registered public accounting firm) at any time during the year if it determines that such a change would be in the best interests of AIG and our shareholders.

How is the Auditor Retained and Reviewed by the Company?

The Audit Committee is responsible for the appointment, compensation, retention and oversight of AIG's independent auditor. To fulfill this responsibility, the Audit Committee evaluates, at least annually, the independent auditor's qualifications, performance and independence, and every five years (or more frequently if the Audit Committee deems it appropriate) considers whether to select a different independent auditor. PwC, or one of its predecessor firms, has been AIG's independent audit firm since 1980.

At this time, the Audit Committee and the Board believe that the continued retention of PwC as AIG's independent registered public accounting firm is in the best interests of AIG and our shareholders.

How Long May an Audit Partner Provide Services to AIG?

In accordance with SEC rules and PwC policies, audit partners are subject to rotation requirements that limit the number of consecutive years an individual partner may provide service to AIG. For lead and concurring audit partners, the limit is five years. The Audit Committee is involved in the selection of the lead audit partner. The selection process includes meetings with the candidate and members of the Audit Committee, including the chair, as well as consideration of the candidate by the full Audit Committee with input from management. PwC's current lead audit partner assumed the role in connection with the audit of AIG's December 31, 2019 financial statements.

How Does AIG's Audit Committee Assess the Auditor's Independence?

The Audit Committee assesses PwC's independence throughout the year. This ongoing assessment includes:

- Reviewing with PwC its practices for maintaining independence and ensuring the rotation of the lead and concurring audit partners
- Reviewing and pre-approving all engagements with PwC for non-audit services, including tax-related services, to ensure that such services are compatible with maintaining the firm's independence
- Regularly reviewing the hiring of PwC partners and other professionals to help ensure that PwC observes the applicable independence rules regarding such hiring practices

Will the Independent Auditor Participate in the Annual Meeting?

Representatives of PwC are expected to participate in the Annual Meeting and will have an opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions from shareholders.

What Were the Auditor's Fees in 2022 and 2021?

(in millions)	Audit Fees[1]	Audit-Related Fees[2]	Tax Fees[3]	All Other Fees[4]	Total
2021	$47.6	$40.8	$1.6	$0.4	$90.4
2022	$49.2	$44.9	$3.0	$0.3	$97.4

(1) Audit Fees. Audit fees consisted of fees for the audit of AIG's consolidated financial statements, as well as subsidiary and statutory audits directly related to the performance of the AIG consolidated audit. Audit fees include out-of-pocket expenses of $1.0 million in 2022 and $1.1 million in 2021.

PwC also provides audit services to certain unconsolidated private equity and real estate funds managed and advised by AIG subsidiaries. Fees related to those audits were $4.2 million and $4.4 million in 2022 and 2021, respectively, and are not reflected in the table above.

(2) Audit-Related Fees. Audit-related fees include assurance and related services that are traditionally performed by independent accountants, including: audit and pre- and post-implementation reviews of systems, processes and controls; regulatory and compliance attestations; employee benefit plan audits; due diligence related to acquisitions and divestitures; statutory audits not directly related to the performance of the AIG consolidated audit and financial accounting and reporting consultations. The audit-related fees pertaining to the separation of Corebridge from AIG were $14.0 million and $15.3 million in 2022 and 2021, respectively.

(3) Tax Fees. Tax fees are fees for tax return preparation, transaction-based tax reviews, review of tax accounting matters and other tax planning and consultations.

(4) All Other Fees. All other fees include fees related to regulatory compliance reviews, information technology reviews, information resources, risk management services, business function reviews and other compliance reviews.

How Does the Audit Committee Monitor and Control Non-Audit Services?

The Audit Committee reviews and pre-approves all audit and permitted non-audit services by PwC. It also considers proposed fees — and regularly monitors approved non-audit fees — to determine whether the services are compatible with maintaining the firm's independence. Fees may not exceed the dollar caps without the Audit Committee's approval. The Audit Committee approved all of PwC's engagements with AIG and associated fees for 2021 and 2022.

Why Should I Vote for this Proposal?

The Audit Committee and the Board believe that the continued retention of PwC as the Company's independent external auditor is in the best interests of AIG and our shareholders. In reaching this conclusion, the Audit Committee considered a number of factors, including:

- The firm's performance and that of the lead audit and other key engagement partners, including the quality of their audit work and accounting advice
- The firm's demonstrated understanding of AIG's global businesses, accounting policies and practices, and internal control over financial reporting
- The firm's demonstrated commitment to maintaining its independence from AIG
- The ongoing evaluation and monitoring of the appropriateness of the firm's fees for audit and non-audit services
- The most recent PCAOB inspection report on the firm's audit practices and the firm's quality control efforts
- The results of the Audit Committee's ongoing and annual evaluation of PwC's performance

Recommendation

The Board of Directors unanimously recommends a vote **FOR** the proposal to ratify the appointment of PricewaterhouseCoopers LLP to serve as AIG's independent auditor for 2023.

Proposal 4
Shareholder Proposal Requesting an Independent Board Chair Policy

What am I voting on?

We have been advised by Kenneth Steiner, 14 Stoner Avenue, No. 2M, Great Neck, NY, 11021, that he has continuously owned at least 500 shares of AIG common stock since October 1, 2019, and that he intends for John Chevedden to present the proposal and supporting statement set forth below for consideration at the 2023 Annual Meeting. AIG is not responsible for the accuracy or content of the proposal and supporting statement.

Voting Recommendation

The Board of Directors unanimously recommends a vote **AGAINST** the shareholder proposal - see the "AIG Statement in Opposition" beginning on page 87 below.

Shareholder Proposal

Proposal 4 – Independent Board Chairman

 FOR *Shareholder Rights*

Shareholders request that the Board of Directors adopt an enduring policy, and amend the governing documents as necessary in order that 2 separate people hold the office of the Chairman and the office of the CEO.

Whenever possible, the Chairman of the Board shall be an Independent Director.

The Board has the discretion to select a Temporary Chairman of the Board who is not an Independent Director to serve while the Board is seeking an Independent Chairman of the Board on an accelerated basis.

It is a best practice to adopt this policy soon. However this policy could be phased in when there is a contract renewal for our current CEO or for the next CEO transition.

Mr. Douglas Steenland, Lead Director, violates the most important attribute of a Lead Director – independence. As director tenure goes up director independence goes down. Mr. Steenland has 14-years director tenure at AIG. And Mr. Steenland does not seem to have had a day job for 15-years. It is amazing the number of companies that claim to have a robust lead director that turns out to be one of the longest tenured directors.

A Lead Director is no substitute for an independent Board Chairman. According to the AIG annual meeting proxy the AIG Lead Director lacks in having exclusive powers. For instance a number of these powers are shared with others:

- Providing advice, guidance and assistance to the Chairman, but only as requested (A task that can be shared with others and the Chairman need not even make a request.)

- Consulting on and approving, in consultation with the Chairman, the agendas for and the scheduling of meetings of the Board (Here the emphasis could be on approving.)

- Chairing meetings of the Board in the absence of the Chairman (May be unlikely with the proliferation of Zoom type meetings.)

- Serving as liaison between the Chairman and the independent directors (A task that can be shared with others.)

- Reviewing and approving, in consultation with the Chairman, the quality, quantity, appropriateness and timeliness of information provided to the Board (Here the emphasis appears to be on approving after the fact.)

- Conferring regularly with the Chairman on matters of importance that may require action or oversight by the Board (A task that can be shared with others and the Chairman has the last word.)

Plus management fails to give shareholders enough information on this topic to make a more informed decision. There is no comparison of the *exclusive powers* of the Office of the Chairman and the *exclusive powers* of the Lead Director. AIG gives no example of the lead director having authority of prevailing over the Chairman/CEO if a disagreement occurs.


Please vote yes:
Independent Board Chairman – Proposal 4


AIG Statement in Opposition

The consolidation of the Chairman & CEO roles was purposeful and well-considered

When the Board appointed Mr. Zaffino to the additional role of Chairman in January 2022, the Board considered several factors in reaching its decision, including:

- Combining the roles promotes decisive, unified leadership as the Company continues to execute on multiple strategic priorities

- Mr. Zaffino has deep insurance expertise and is highly respected in the global insurance industry and by the Company's many stakeholders, including shareholders and the investment community more broadly

- Mr. Zaffino has provided AIG with strong leadership since joining the Company in 2017, including designing and successfully delivering AIG's turnaround and transformation, as well as recruiting talent throughout the organization

- The Lead Independent Director role – which recently transitioned from Douglas Steenland to John Rice in January 2023 – is robust with substantive leadership responsibilities that are delineated in the Company's Corporate Governance Guidelines

The Board believes that its decision to name Mr. Zaffino Chairman in addition to his role as CEO is in the best interests of the Company and its shareholders and other stakeholders, particularly in light of Mr. Zaffino's continued exceptional performance and that of the Company in 2022. Moreover, combining the Chairman & CEO roles with Mr. Zaffino, paired with a strong Lead Independent Director (as discussed in more detail below), maintains appropriate independent oversight of management and Board accountability to AIG's shareholders. In short, the current leadership framework is optimal for AIG at this time and maintains robust independent Board oversight.

Our Lead Independent Director role is robust with substantive leadership responsibilities that help to ensure effective independent oversight

Under AIG's Corporate Governance Guidelines, the Lead Independent Director has a clear mandate and substantive leadership responsibilities, including:

- Providing advice, guidance and assistance to the Chairman, as requested

- Calling, setting the agenda for and chairing periodic executive sessions and meetings of the independent directors

- Consulting on and approving, in consultation with the Chairman, the agendas for and the scheduling of the meetings of the Board

- Chairing meetings of the Board in the absence of the Chairman

- Serving as a liaison between the Chairman and the independent directors

- Reviewing and approving, in consultation with the Chairman, the quality, quantity, appropriateness and timeliness of information provided to the Board

- Communicating with shareholders, stakeholders, and government officials, when necessary or appropriate, and in consultation with the Chairman & CEO

- Conferring regularly with the Chairman on matters of importance that may require action or oversight by the Board

John Rice, who joined the Board in March 2022 and assumed the role of Lead Independent Director in January 2023, is an experienced former senior executive, a seasoned public company director, and a thoughtful and respected member of AIG's Board. The Board believes that these attributes are well-suited for and enhance his effectiveness in the Lead Independent Director role.

Combining the Chairman and CEO roles does not affect the Board's independent oversight of critical matters

Except for Mr. Zaffino, all director nominees are independent, and each committee is comprised entirely of independent directors – thus ensuring that independent directors have oversight of critical matters, such as the integrity of AIG's financial statements (including internal control over financial reporting), risk management, the compensation of executive officers, the nomination of directors, and the development of corporate governance principles. In addition, under the Corporate Governance Guidelines and each committee's charter, independent directors may, in their sole discretion, retain separate legal, accounting, and other advisors, as they deem necessary or appropriate. The independent directors regularly meet in private sessions without management during Board and committee meetings, and the Lead Independent Director is empowered to call additional private sessions as needed.

The proposal's prescriptive approach to Board leadership is not a common practice among boards in the S&P 500

Adopting a prescriptive policy and amending AIG's governing documents to mandate an independent Chairman whenever possible – as the shareholder proposal asks the Board to do – would not serve the best interests of AIG or its shareholders. Additionally, according to the 2022 U.S. Spencer Stuart Board Index, 64 percent of companies in the S&P 500 do not have an independent chair, while 68 percent report having an independent lead or presiding director. AIG's Board has concluded that, rather than taking a "one-size-fits-all" approach to its leadership structure, the Board's fiduciary responsibilities are best fulfilled by retaining flexibility to determine the leadership structure that serves the best interests of AIG and its shareholders, considering AIG's needs and circumstances at any given time.

The Board is committed to strong corporate governance practices and shareholder rights

Our corporate governance practices reinforce the Board's alignment with, and accountability to, shareholders. Our current governance practices include: the annual election of all directors; ongoing Board refreshment, including a mix of longer tenured and new directors – indeed, in the last twelve months four new directors have joined the Board, including three women; majority voting for each director in uncontested elections with a mandatory director resignation policy if a director does not receive more votes "for" election than "against"; proxy access with market terms; rigorous stock ownership requirements for directors; no supermajority voting provisions; shareholders have the right to call special meetings and to act by written consent; and an ongoing investor engagement program. Reflecting the Board's commitment to continuous improvement, the Board regularly reviews its governance practices to ensure they promote long-term shareholder value and effective functioning of the Board.

Voting Recommendation

For the reasons set forth above, the Board of Directors unanimously recommends a vote **AGAINST** the shareholder proposal requesting an independent Board chair policy.

Our Executive Officers

Name	Current Title and Other Business Experience Since 2018
Peter Zaffino Age: 56 **SERVED AS OFFICER SINCE 2017**	■ Chairman, President & Chief Executive Officer (since 2022) ■ President (since 2020) and Chief Executive Officer (since 2021) ■ Executive Vice President & Global Chief Operating Officer and Chief Executive Officer, General Insurance (2017-2019) ■ Executive Vice President & Global Chief Operating Officer (2017-2021)
Thomas Bolt Age: 66 **SERVED AS OFFICER SINCE 2022**	■ Executive Vice President, Chief Risk Officer (since 2022) ■ Chief Underwriting Officer, General Insurance (2018 to 2022)
Lucy Fato Age: 56 **SERVED AS OFFICER SINCE 2017**	■ Executive Vice President, General Counsel & Global Head of Communications and Government Affairs (since 2020) ■ Executive Vice President & General Counsel (since 2017) ■ Interim Head of Human Resources (2018-2019, 2021)
Shane Fitzsimons Age: 55 **SERVED AS OFFICER SINCE 2020**	■ Executive Vice President & Chief Financial Officer (since 2022) ■ Executive Vice President & Chief Administrative Officer (2021) ■ Executive Vice President & Global Head of Shared Services (2019-2021) ■ Group Energy Officer, Tata Group (2018-2019)
Rose Marie Glazer Age: 56 **SERVED AS OFFICER SINCE 2022**	■ Executive Vice President, Chief Human Resources & Diversity Officer (since 2023) ■ Executive Vice President, Chief Human Resources Officer (2022) ■ Executive Vice President, Chief Human Resources Officer & Corporate Secretary (2022) ■ Senior Vice President, Deputy General Counsel & Corporate Secretary (2019-2021) ■ Vice President, Deputy General Counsel & Corporate Secretary (2017-2019)
Kevin Hogan Age: 60 **SERVED AS OFFICER SINCE 2013**	■ President & Chief Executive Officer, Corebridge Financial, Inc. (since 2022) ■ Executive Vice President & Chief Executive Officer, AIG Life & Retirement (2013-2022)
Constance Hunter Age: 55 **SERVED AS OFFICER SINCE 2022**	■ Executive Vice President, Global Head of Strategy & ESG (since 2022) ■ Principal in Charge, Office of the Chief Economist, KPMG International Ltd. (2013-2022)

David McElroy Age: 64 **SERVED AS OFFICER SINCE 2020**	■ Executive Vice President & Chief Executive Officer, General Insurance (since 2020) ■ President & Chief Executive Officer, North America General Insurance (2019-2020) ■ President & Chief Executive Officer, Lexington Insurance Company (2018 to 2019)
Naohiro Mouri Age: 64 **SERVED AS OFFICER SINCE 2018**	■ Executive Vice President & Chief Auditor (since 2018) ■ Senior Managing Director of Asia Pacific Internal Audit (2015-2018)
Sabra Purtill Age: 60 **SERVED AS OFFICER SINCE 2021**	■ Executive Vice President & Interim Chief Financial Officer (since 2023) ■ Chief Investment Officer, Corebridge Financial, Inc. (2022-2023) ■ Executive Vice President & Chief Risk Officer, AIG (2021-2022) ■ Senior Vice President, Deputy Chief Financial Officer & Treasurer, AIG (2019 to 2021) ■ Senior Vice President, Investor Relations, The Hartford Financial Services Group, Inc. (2011 to 2019)
John Repko Age: 60 **SERVED AS OFFICER SINCE 2018**	■ Executive Vice President & Chief Information Officer (since 2018) ■ Vice President & Global Chief Information Officer, Johnson Controls International plc (2016 to 2018)
Claude Wade Age: 55 **SERVED AS OFFICER SINCE 2021**	■ Executive Vice President, Global Head of Operations & Shared Services and Chief Digital Officer (since 2021) ■ Head of Client Experience & Atlanta Innovation Hub Leader, BlackRock Inc. (2017 to 2021)

Frequently Asked Questions About the Annual Meeting

Why Am I Receiving These Materials?

We are providing these proxy materials to you in connection with the solicitation by the Board of Directors of AIG of proxies to be voted at our 2023 Annual Meeting of Shareholders and at any postponed or reconvened meeting.

When and Where is the Annual Meeting?

We will hold our Annual Meeting in a virtual format on May 10, 2023, at 11:00 a.m. Eastern Time. The virtual meeting website is www.virtualshareholdermeeting.com/AIG2023.

Who Can Participate in the Annual Meeting?

Because the Annual Meeting will be held in a virtual format, shareholders holding AIG common stock as of the close of business on March 13, 2023, which is referred to as the "record date," may participate from any geographic location with internet connectivity through a live audio webcast at www.virtualshareholdermeeting.com/AIG2023. Once on that website, you will need to log in using the 16-digit control number found on your proxy card, voting instruction form, notice of internet availability of proxy materials or email notification. You may log into the meeting's website beginning at 10:45 a.m. Eastern Time on May 10, 2023.

Who Can Vote During the Annual Meeting?

All shareholders are entitled to vote before or during the Annual Meeting if they owned shares of AIG common stock on the record date. Please see "How Do I Vote?" on page 92 for more information about voting before or during the Annual Meeting. A list of shareholders of record as of the record date will be available for inspection by shareholders for any purpose that is germane to the meeting from April 30, 2023 to May 9, 2023. Shareholders may request the list by emailing *AIGCorporateSecretary@AIG.com*. A list of shareholders of record will also be available at www.virtualshareholdermeeting.com/AIG2023 during the Annual Meeting.

Will There be an Opportunity to Ask Questions During the Annual Meeting?

Time will be allotted after the adjournment of the formal meeting for a Question-and-Answer period. Shareholders will be able to submit questions relevant to the business of the meeting during the meeting through www.virtualshareholdermeeting.com/AIG2023 by typing the question into the indicated question box and clicking "Submit." You will need your 16-digit control number found on your proxy card, voting instruction form, notice of internet availability of proxy materials or email notification.

Each shareholder may submit a maximum of two questions. We ask that questions be succinct and cover only one topic per question. Time may not permit the answering of every question. Questions from multiple shareholders on the same topic or that are otherwise related may be grouped and answered together to avoid repetition.

What Can I do if I Have Trouble Logging Into the Annual Meeting?

If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on the Annual Meeting login page at www.proxyvote.com.

What is the Quorum Requirement for the Annual Meeting?

Under the Company's By-Laws, a quorum is required to transact business at the Annual Meeting. A quorum is defined as a majority of the outstanding shares of AIG common stock as of the record date, present either virtually or in person or represented by proxy and entitled to vote. As of the record date, 733,667,935 shares of common stock were issued and outstanding. Abstentions and "broker non-votes" are counted as present and entitled to vote for purposes of determining a quorum.

What is the Difference Between Holding Shares as a Shareholder of Record and as a Beneficial Owner of Shares Held in Street Name?

If your shares of AIG common stock are registered directly in your name with our transfer agent, EQ Shareowner Services, you are considered a "shareholder of record" of those shares.

If your shares are held in an account at a bank, brokerage firm or other intermediary, you are a beneficial owner of shares held in street name. In that case, you will have received these proxy materials, as well as a voting instruction form, from the intermediary holding your shares and, as a beneficial owner, you have the right to direct the intermediary as to how to vote them. Most individual shareholders are beneficial owners of shares held in street name.

How Do I Vote?

By Internet

You can vote online at www.proxyvote.com.

By Telephone

In the United States or Canada, you can vote by telephone. Easy-to-follow prompts allow you to vote your shares and confirm that your instructions have been properly recorded.

You can find the telephone number on your proxy card, voting instruction form, or other communications.

Internet and telephone voting facilities will be available 24 hours a day until 11:59 p.m. Eastern Time on May 9, 2023. To authenticate your internet or telephone vote, you will need to enter your 16-digit control number found on you proxy card, voting instruction form, notice of internet availability of proxy materials, or email notification. If you vote online or by telephone, you do not need to return a proxy card or voting instruction form.

By Mail

You can mail the proxy card or voting instruction form enclosed with your printed proxy materials. Mark, sign and date your proxy card or voting instruction form, and return it in the prepaid envelope that has been provided or return it to:

Vote Processing, c/o Broadridge Financial Solutions, 51 Mercedes Way, Edgewood, NY 11717

To be valid, your proxy card must be received by 10:00 a.m. Eastern Time, on May 10, 2023.

During the Annual Meeting

Shareholders as of the close of business on the record date, March 13, 2023, are entitled to virtually attend and vote during the Annual Meeting online at www.virtualshareholdermeeting.com/AIG2023.

If you have already voted online, by telephone or by mail, your vote during the Annual Meeting will supersede your earlier vote.

How Can I Revoke My Proxy or Change My Vote?

- If you voted by telephone or internet, access the method you used and follow the instructions for revoking a proxy
- If you mailed a proxy card, mail a new proxy card with a later date, which will override your earlier proxy card OR
- Vote virtually during the Annual Meeting at www.virtualshareholdermeeting.com/AIG2023.

How Will My Shares Be Voted?

Each share of AIG common stock is entitled to one vote. Your shares will be voted in accordance with your instructions. In addition, if you have returned a signed proxy card or submitted voting instructions by telephone or the internet, the proxy holders will have, and intend to exercise, discretion to vote your shares in accordance with their best judgment on any matters not identified in this Proxy Statement that are brought to a vote at the Annual Meeting.

If your shares are registered in your name and you sign and return a proxy card or vote by telephone or the internet but do not give voting instructions on a particular proposal, the proxy holders will be authorized to vote your shares on that matter in accordance with the Board's recommendation. If you hold your shares in street name and do not give voting instructions on a proposal, your broker is only permitted under the rules of the New York Stock Exchange to vote your shares in its discretion on Proposal 3 (ratification of the appointment of the independent auditor) and is required to withhold a vote on each of the other proposals, resulting in a so-called "broker non-vote."

Although the Board does not anticipate that any of the director nominees will be unable to stand for election as a director nominee at the Annual Meeting, if this occurs, the persons named as proxies on the proxy card will vote your shares in favor of such other person or persons as may be recommended by the Nominating and Corporate Governance Committee and nominated by the Board. Alternatively, the Board may reduce its size.

How Do Abstentions Affect the Voting Results?

Proposal	Vote Required for Approval	Effect of Abstentions
Election of Directors	Majority of votes cast	No effect
Advisory Vote to Approve Named Executive Officer Compensation	Majority of votes cast	No effect
Ratify Appointment of PricewaterhouseCoopers LLP to Serve as Independent Auditor for 2023	Majority of votes cast	No effect
Shareholder Proposal Requesting an Independent Board Chair Policy	Majority of votes cast	No effect

What Happens if a Director in an Uncontested Election Receives More Votes "Against" than "For"?

Under AIG's By-Laws, directors in an uncontested election must receive more votes "for" their election than "against." Under AIG's By-Laws and Corporate Governance Guidelines, each nominee has submitted an irrevocable resignation that becomes effective upon (1) the nominee's failure to receive the required vote and (2) the Board's acceptance of the resignation. The Board will accept that resignation unless the NCGC recommends, and the Board determines, that the bests interests of AIG and its shareholders would not be served by doing so.

Who Counts the Votes?

Broadridge Financial Solutions (Broadridge), an independent entity, will tabulate the votes. At the Annual Meeting, a representative of Broadridge will act as the independent Inspector of Election and in this capacity will supervise the voting, decide the validity of proxies, and certify the results.

Who Pays for the Proxy Solicitation and How May the Company Solicit My Proxy?

AIG will pay the cost of soliciting proxies. Proxies may be solicited on behalf of AIG by directors, officers or employees of AIG in person or by telephone, facsimile or other electronic means. AIG has retained Morrow Sodali LLC to assist in the solicitation of proxies for a fee of approximately $20,000 plus reasonable out-of-pocket expenses and disbursements. As required by the SEC and the NYSE, we also will reimburse brokerage firms and other custodians, nominees and fiduciaries for their expenses incurred in sending proxies and proxy materials to beneficial owners of our common stock.

Why Did I Receive a Notice of Internet Availability?

To conserve resources and reduce costs, we are sending most shareholders — as we are permitted to do under the SEC's rules — a notice of internet availability of proxy materials. The notice explains how you can access AIG's proxy materials on the internet and how to obtain printed copies if you prefer. It also explains how you can choose either electronic or print delivery of proxy materials for future annual meetings.

How Can I Receive My Proxy Materials Electronically?

To conserve resources and reduce costs, we encourage shareholders to access their proxy materials electronically.

Before the Annual Meeting, you can sign up for electronic access when voting online at www.proxyvote.com. If you are a registered shareholder or a beneficial owner of shares held in street name, you can sign up at enroll.icsdelivery.com/aig to get electronic access to proxy materials for future meetings, rather than receiving them in the mail. Once you sign up, you will receive an email each year explaining how to access AIG's Annual Report and Proxy Statement, and how to vote online. Your enrollment for electronic access will remain in effect unless you cancel it, which you can do up to two weeks before the record date for any future meeting.

What if I Share the Same Address as Another AIG Shareholder?

If you share an address with one or more other AIG shareholders, you may have received only a single copy of the Annual Report, Proxy Statement or notice of internet availability of proxy materials for your entire household. This practice, known as "householding," is intended to reduce printing and mailing costs. If you are a registered shareholder and you prefer to receive a separate Annual Report, Proxy Statement or notice of internet availability of proxy materials this year or in the future, or if you are receiving multiple copies at your address and would like to enroll in "householding" and receive a single copy, contact EQ Shareholder Services at (888) 899-8293, or by mail to 1110 Centre Pointe Curve #101, Mendota Heights, MN 55120 or email stocktransfer@equiniti.com. If you are a beneficial owner of shares held in street name, please contact your bank, brokerage firm or other intermediary to make your request. There is no charge for separate copies.

How Can I Receive a Copy of the Company's 2022 Annual Report on Form 10-K?

AIG will provide, without charge, a copy of the Annual Report on Form 10-K for the year ended December 31, 2022 to any shareholder upon a request directed to Investor Relations (see page 95 for contact information).

Will Any Other Business be Presented at the Annual Meeting?

As of the date of this Proxy Statement, the Board knows of no other matter that will be properly presented for shareholder action at the Annual Meeting other than those matters discussed in this Proxy Statement. However, if any other matter requiring a vote of the shareholders properly comes before the Annual Meeting, then the individuals acting under the proxies solicited by the Board will have the discretion to vote on those matters for you.

How Do I Submit Proposals and Nominations for the 2024 Annual Meeting?

Shareholder Proposals to be Included in the Proxy Statement

To submit a shareholder proposal to be considered for inclusion in AIG's Proxy Statement for the 2024 Annual Meeting under SEC Rule 14a-8, you must send the proposal to our Corporate Secretary by mail or email (see page 95 for contact information). The Corporate Secretary must receive the proposal in writing by 11:59 p.m. Eastern Time on November 30, 2023.

Shareholder Proposals Introduced at the 2024 Annual Meeting

To introduce a proposal for vote at the 2024 Annual Meeting (other than a shareholder proposal included in the Proxy Statement under SEC Rule 14a-8), AIG's By-Laws require that the shareholder send advance written notice to AIG's Corporate Secretary by mail (see page 95 for contact information) for receipt no earlier than January 11, 2024, and no later than 11:59 p.m. Eastern Time on February 10, 2024. This notice must include the information specified in AIG's By-Laws, a copy of which is available on AIG's website at www.aig.com.

Director Nominations at the 2024 Annual Meeting

AIG's By-Laws require that a shareholder who wishes to nominate a candidate for election as a director at the 2024 Annual Meeting (other than pursuant to the "proxy access" provisions of the By-Laws) must send advance written notice to the AIG Corporate Secretary by mail (see page 95 for contact information) for receipt no earlier than January 11, 2024, and no later than 11:59 p.m. Eastern Time on February 10, 2024. This notice must include the information specified in AIG's By-Laws, a copy of which is available on AIG's website at www.aig.com. In addition to complying with the advance notice provisions of AIG's By-Laws, to nominate a candidate for election, shareholders must give timely notice that complies with the additional requirements of Rule 14a-19, and which notice must be received no later than March 11, 2024.

Director Nominations by Proxy Access

An eligible shareholder who wishes to have a nominee of that shareholder included in AIG's Proxy Statement for the 2024 Annual Meeting pursuant to the "proxy access" provisions of AIG's By-Laws must send advance written notice to the AIG Corporate Secretary (see page 95 for contact information) for receipt no earlier than October 31, 2023, and no later than 11:59 p.m. Eastern Time on November 30, 2023. This notice must include the information specified by the By-Laws, a copy of which is available on AIG's website at www.aig.com.

How Do I Contact the Corporate Secretary's Office?

Shareholders may contact AIG's Corporate Secretary's Office in one of two methods:

Write A Letter

American International Group, Inc.
Attn: Corporate Secretary
1271 Avenue of the Americas
New York, NY 10020-1304

Send An Email

AIGCorporateSecretary@AIG.com

How Do I Contact Investor Relations?

Shareholders may contact AIG's Investor Relations in one of two methods:

Write A Letter

American International Group, Inc.
Attn: Investor Relations
1271 Ave of the Americas
New York, NY 10020-1304

Send An Email

IR@AIG.com

Other Important Information

Cautionary Note Concerning Factors That May Affect Future Results

This Proxy Statement contains forward-looking statements which, to the extent they are not statements of historical or present fact, may constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are intended to provide management's current expectations or plans for AIG's future operating and financial performance, based on assumptions currently believed to be valid and accurate. Forward-looking statements are often preceded by, followed by or include words such as "will," "believe," "anticipate," "expect," "expectations," "intend," "plan," "strategy," "prospects," "project," "anticipate," "should," "guidance," "outlook," "confident," "focused on achieving," "view," "target," "goal," "estimate," and other words of similar meaning.

Forward-looking statements provide AIG's current expectations or forecasts of future events, circumstances, results or aspirations, and are subject to significant risks and uncertainties. These risks and uncertainties could cause AIG's actual results to differ materially from those set forth in such forward-looking statements. Certain of those risks and uncertainties are described in AIG's Annual Report on Form 10-K for the year ended December 31, 2022. Forward-looking statements speak only as of the date of this Proxy Statement. AIG is not under any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Additional information as to factors that may cause actual results to differ materially from those expressed or implied in any forward-looking statements is disclosed from time to time in our filings with the SEC.

How to Communicate with the Board

Shareholders and other interested persons may communicate with the Board, the Lead Independent Director, or with one or more directors by:

- Writing a letter in care of the Corporate Secretary (see page 95 for contact information);
- Email at BoardofDirectors@AIG.com; or
- Contacting AIG's Compliance Help Line at 1-877-244-2110, menu item #3 (to access the AIG Compliance Help Line from outside the United States, dial the appropriate country code, wait for the prompt, then dial the number).

Communications relating to AIG's accounting, internal controls or auditing matters can be sent by:

- Writing a letter to the Chair of the Audit Committee in care of the Corporate Secretary (see page 95 for contact information); or
- Email at BoardofDirectors@AIG.com.

The Corporate Secretary opens all communications and forwards them, as appropriate, pursuant to the Corporate Governance Guidelines. However, at the discretion of the Corporate Secretary, items unrelated to the directors' duties and responsibilities as members of the Board may not be forwarded, including unsolicited advertising materials or publications, job or product inquiries, invitations to conferences and other materials considered to be trivial, irrelevant, inappropriate and/or harassing.

Corporate Governance Information

AIG's By-Laws, Certificate of Incorporation, Corporate Governance Guidelines, the charters for each Board committee, the Director, Officer and Senior Financial Officer Code of Business Conduct and Ethics (and any amendments of or waivers from the code), the Employee Code of Conduct and Supplier Code of Conduct are available on AIG's website (www.aig.com). Printed copies of these documents will be provided, without charge, to any shareholder upon a request addressed to Investor Relations through the contact information provided on page 95.

Transactions With Related Persons

AIG has a written policy requiring that the NCGC (or, in certain circumstances, the chair of the NCGC) determine whether to approve or ratify transactions exceeding $120,000 in which AIG or a subsidiary is a participant and in which a related person — a director, nominee for director, executive officer, their respective immediate family members, and 5 percent shareholders — has a direct or indirect material interest. Under the policy, the NCGC determines whether each transaction presented to it should be approved (or, where applicable, ratified) based on whether the transaction is in, or is not inconsistent with, the best interests of AIG and its shareholders. Certain types of transactions are considered pre-approved by the NCGC, such as insurance and financial services transactions (including the purchase and sale of AIG products and services) entered into in the ordinary course of business on terms and conditions generally available in the marketplace and in accordance with applicable law.

AIG did not have any related persons transactions in 2022.

Delinquent Section 16(a) Reports

Section 16(a) of the Securities Exchange Act of 1934 (the Exchange Act) requires our directors, executive officers and persons who beneficially own more than 10 percent of our common stock to file reports with the SEC indicating their holdings of, and transactions in, AIG common stock. Based on a review of these reports, and upon written representations from the reporting persons, we believe that no reporting person was delinquent with respect to their reporting obligations during 2022 or prior years except for (i) a late Form 4 filed on February 14, 2023, for William G. Jurgensen to report a dividend reinvestment transaction of 79 shares of AIG common stock that had been inadvertently omitted from prior reported holdings, and (ii) a late Form 4 filed on March 17, 2023, for Kevin Hogan to report the conversion of certain AIG equity to equity of Corebridge at the time of the Corebridge IPO.

Incorporation by Reference

No reports, documents or websites that are cited or referred to in this Proxy Statement shall be deemed to form part of, or to be incorporated by reference into, this Proxy Statement.

To the extent that this Proxy Statement has been or will be specifically incorporated by reference into any other filing by AIG under the Securities Act or the Exchange Act, the Letter to Shareholders from Mr. Zaffino and the sections of this Proxy Statement entitled "Report of the Compensation and Management Resources Committee" and "Report of the Audit Committee" (to the extent permitted by the SEC rules) shall not be deemed to be so incorporated, unless specifically otherwise provided in such filing.

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Appendix A
Non-GAAP Financial Measures

Certain of the operating performance measurements used by AIG management are "non-GAAP financial measures" under Securities and Exchange Commission rules and regulations. GAAP is the acronym for "generally accepted accounting principles" in the U.S. The non-GAAP financial measures presented may not be comparable to similarly named measures reported by other companies.

We use the following operating performance measures because we believe they enhance the understanding of the underlying profitability of continuing operations and trends of our business segments. We believe they also allow for more meaningful comparisons with our insurance competitors.

- **Adjusted Pre-Tax Income (APTI)** is derived by excluding the items set forth below from income from continuing operations before income tax. This definition is consistent across our segments. These items generally fall into one or more of the following broad categories: legacy matters having no relevance to our current businesses or operating performance; adjustments to enhance transparency to the underlying economics of transactions; and measures that we believe to be common to the industry. APTI is a GAAP measure for our segments. Excluded items include the following:
  - changes in fair value of securities used to hedge guaranteed living benefits;
  - changes in benefit reserves and deferred policy acquisition costs, value of business acquired, and deferred sales inducements related to net realized gains and losses;
  - changes in the fair value of equity securities;
  - net investment income on Fortitude Reinsurance Company Ltd. (Fortitude Re) funds withheld assets held by AIG in support of Fortitude Re's reinsurance obligations to AIG post deconsolidation of Fortitude Re (Fortitude Re funds withheld assets);
  - following deconsolidation of Fortitude Re, net realized gains and losses on Fortitude Re funds withheld assets;
  - loss (gain) on extinguishment of debt;
  - all net realized gains and losses except earned income (periodic settlements and changes in settlement accruals) on derivative instruments used for non-qualifying (economic) hedging or for asset replication. Earned income on such economic hedges is reclassified from net realized gains and losses to specific APTI line items based on the economic risk being hedged (e.g. net investment income and interest credited to policyholder account balances);
  - income or loss from discontinued operations;
  - net loss reserve discount benefit (charge);
  - pension expense related to lump sum payments to former employees;
  - net gain or loss on divestitures and other;
  - non-operating litigation reserves and settlements;
  - restructuring and other costs related to initiatives designed to reduce operating expenses, improve efficiency and simplify our organization;
  - the portion of favorable or unfavorable prior year reserve development for which we have ceded the risk under retroactive reinsurance agreements and related changes in amortization of the deferred gain;
  - integration and transaction costs associated with acquiring or divesting businesses;
  - losses from the impairment of goodwill;
  - non-recurring costs associated with the implementation of non-ordinary course legal or regulatory changes or changes to accounting principles; and
  - income from elimination of the international reporting lag.

- **Adjusted After-tax Income Attributable to AIG Common Shareholders (AATI)** is derived by excluding the tax effected APTI adjustments described above, dividends on preferred stock, noncontrolling interest on net realized gains (losses), other non-operating expenses and the following tax items from net income attributable to AIG:

  — deferred income tax valuation allowance releases and charges;

  — changes in uncertain tax positions and other tax items related to legacy matters having no relevance to our current businesses or operating performance; and

  — net tax charge related to the enactment of the Tax Cuts and Jobs Act.

- **Diluted Normalized Adjusted After-tax Income (AATI) Attributable to AIG Common Shareholders Per Share** further adjusts diluted AATI attributable to AIG common shareholders per share for the effects of certain volatile or market-related items. We believe this measure is useful to investors for performance management because it presents the trends in diluted AATI attributable to AIG common shareholders per share without the impact of certain items that can experience volatility in our short-term results. Diluted normalized AATI attributable to AIG common shareholders per share is derived by excluding the following from AATI attributable to AIG common shareholders per share: the difference between actual and expected (1) catastrophe losses, net of reinsurance, (2) alternative investment returns, (3) fair value changes on fixed maturity securities, and (4) return on business transactions; update of actuarial assumptions; prior year loss reserve development, net of reinsurance and premium adjustments; and COVID-19 mortality. General Insurance EPS is further adjusted for certain business factors related to neutralizing Corebridge's impact on AIG's earnings per share.

- **AIG Return on Common Equity (ROCE)—Adjusted After-tax Income Excluding Accumulated Other Comprehensive Income (AOCI) adjusted for the cumulative unrealized gains and losses related to Fortitude Re funds withheld assets and Deferred Tax Assets (DTA) (Adjusted Return on Common Equity)** is used to show the rate of return on common shareholders' equity. We believe this measure is useful to investors because it eliminates items that can fluctuate significantly from period to period, including changes in fair value of our available for sale securities portfolio, foreign currency translation adjustments and U.S. tax attribute deferred tax assets. This measure also eliminates the asymmetrical impact resulting from changes in fair value of our available for sale securities portfolio wherein there is largely no offsetting impact for certain related insurance liabilities. In addition, we adjust for the cumulative unrealized gains and losses related to Fortitude Re funds withheld assets since these fair value movements are economically transferred to Fortitude Re. We exclude deferred tax assets representing U.S. tax attributes related to net operating loss carryforwards and foreign tax credits as they have not yet been utilized. Amounts for interim periods are estimates based on projections of full-year attribute utilization. As net operating loss carryforwards and foreign tax credits are utilized, the portion of the DTA utilized is included in Adjusted Return on Common Equity. Adjusted Return on Common Equity is derived by dividing actual or annualized adjusted after-tax income attributable to AIG common shareholders by average AIG common shareholders' equity, excluding AOCI adjusted for the cumulative unrealized gains and losses related to Fortitude Re funds withheld assets, and DTA (Adjusted Common Shareholders' Equity).

- **Corebridge Adjusted Pre-tax Operating Income (APTOI)** is derived by excluding the items set forth below from income from operations before income tax. These items generally fall into one or more of the following broad categories: legacy matters having no relevance to Corebridge's current businesses or operating performance; adjustments to enhance transparency to the underlying economics of transactions; and recording adjustments to APTOI that Corebridge believes to be common in Corebridge's industry. Corebridge believes the adjustments to pre-tax income are useful for gaining an understanding of Corebridge's overall results of operations.

APTOI excludes the impact of the following items:

FORTITUDE RELATED ADJUSTMENTS:

The modco reinsurance agreements with Fortitude Re transfer the economics of the invested assets supporting the reinsurance agreements to Fortitude Re. Accordingly, the net investment income on Fortitude Re funds withheld assets and the net realized gains (losses) on Fortitude Re funds withheld assets are excluded from APTOI. Similarly, changes in the Fortitude Re funds withheld embedded derivative are also excluded from APTOI.

As a result of entering into the reinsurance agreements with Fortitude Re we recorded a loss which was primarily attributed to the write-off of DAC, VOBA and deferred cost of reinsurance assets. The total loss and the ongoing results associated with the reinsurance agreement with Fortitude Re have been excluded from APTOI as these are not indicative of Corebridge's ongoing business operations.

INVESTMENT RELATED ADJUSTMENTS:

APTOI excludes "Net realized gains (losses)," including changes in the allowance for credit losses on available-for-sale securities and loans, as well as gains or losses from sales of securities, except for gains (losses) related to the disposition of real estate investments. Net realized gains (losses), except for gains (losses) related to the disposition of real estate investments, are excluded as the timing of sales on invested assets or changes in allowances depend largely on market credit cycles and can vary considerably across periods. In addition, changes in interest rates may create opportunistic scenarios to buy or sell invested assets. Corebridge's derivative results, including those used to economically hedge insurance liabilities, also included in Net realized gains (losses) are similarly excluded from APTOI except earned income (periodic settlements and changes in settlement accruals) on derivative instruments used for non-qualifying (economic) hedges or for asset replication. Earned income on such economic hedges is reclassified from Net realized gains and losses to specific APTOI line items based on the economic risk being hedged (e.g., Net investment income and Interest credited to policyholder account balances).

Corebridge's investment-oriented contracts, such as universal life insurance, and fixed, fixed index and variable annuities, are also impacted by net realized gains (losses), and these secondary impacts are also excluded from APTOI. Specifically, the changes in benefit reserves and DAC, VOBA and DSI assets related to net realized gains (losses) are excluded from APTOI.

VARIABLE, FIXED INDEX ANNUITIES AND INDEX UNIVERSAL LIFE INSURANCE PRODUCTS ADJUSTMENTS:

Certain of Corebridge's variable annuity contracts contain guaranteed minimum withdrawal benefits (GMWBs) and are accounted for as embedded derivatives. Additionally, certain fixed index annuity contracts contain GMWB or indexed interest credits which are accounted for as embedded derivatives, and our index universal life insurance products also contain embedded derivatives.

Changes in the fair value of these embedded derivatives, including rider fees attributed to the embedded derivatives, are recorded through "Net realized gains (losses)" and are excluded from APTOI. Changes in the fair value of securities used to hedge guaranteed living benefits are excluded from APTOI.

OTHER ADJUSTMENTS:

Other adjustments represent all other adjustments that are excluded from APTOI and includes the net pre-tax operating income (losses) from noncontrolling interests related to consolidated investment entities. The excluded adjustments include, as applicable:

— restructuring and other costs related to initiatives designed to reduce operating expenses, improve efficiency and simplify Corebridge's organization;

— non-recurring costs associated with the implementation of non-ordinary course legal or regulatory changes or changes to accounting principles;

— separation costs;

— non-operating litigation reserves and settlements;

— loss (gain) on extinguishment of debt;

— losses from the impairment of goodwill; and

— income and loss from divested or run-off business.

- **Corebridge Adjusted After-tax Operating Income Attributable to Corebridge's Common Shareholders (Adjusted After-tax Operating Income or AATOI)** is derived by excluding the tax effected APTOI adjustments described above, as well as the following tax items from net income attributable to Corebridge:

— changes in uncertain tax positions and other tax items related to legacy matters having no relevance to our current businesses or operating performance; and

— deferred income tax valuation allowance releases and charges.

- **Life and Retirement* Normalized Adjusted Return on Average Equity (ROAE)** is derived by dividing AATOI by average Adjusted Book Value. AATOI and average Adjusted Book Value are normalized for separation related items, COVID mortality claims, annual actuarial assumptions update, litigation matters, and (better)/ worse than expected return on business transactions. The measures are also adjusted for the impact of macroeconomic and market factors such as variances to expected return on alternative investments, expected fair value changes on fixed maturity securities, foreign exchange gains (losses), embedded derivative gains (losses), and changes in fair value for market risk benefits.

- **Life and Retirement* Diluted Normalized AATOI per Share** The measure will be and is normalized for certain separation related items, COVID mortality claims, annual actuarial assumptions update, litigation matters, changes in accounting or tax legislation and adjustment for unplanned business transactions. The measures will also be adjusted for the impact of macroeconomic and market factors such as variances to expected private equity / real estate returns, expected hedge fund returns, expected fair value changes on fixed maturity securities, foreign exchange gains (losses), embedded derivative gains (losses), and changes in fair value for market risk benefits.

- **Ratios** We, along with most property and casualty insurance companies, use the loss ratio, the expense ratio and the combined ratio as measures of underwriting performance. These ratios are relative measurements that describe, for every $100 of net premiums earned, the amount of losses and loss adjustment expenses (which for General Insurance excludes net loss reserve discount), and the amount of other underwriting expenses that would be incurred. A combined ratio of less than 100 indicates underwriting income and a combined ratio of over 100 indicates an underwriting loss. Our ratios are calculated using the relevant segment information calculated under GAAP, and thus may not be comparable to similar ratios calculated for regulatory reporting purposes. The underwriting environment varies across countries and products, as does the degree of litigation activity, all of which affect such ratios. In addition, investment returns, local taxes, cost of capital, regulation, product type and competition can have an effect on pricing and consequently on profitability as reflected in underwriting income and associated ratios.

■ **Accident Year Loss and Accident Year Combined Ratios, as Adjusted (Accident Year Loss Ratio, ex-CAT and Accident Year Combined Ratio, ex-CAT)** exclude catastrophe losses (CATs) and related reinstatement premiums, prior year development (PYD), net of premium adjustments, and the impact of reserve discounting. Natural catastrophe losses are generally weather or seismic events, in each case, having a net impact on AIG in excess of $10 million and man-made catastrophe losses, such as terrorism and civil disorders that exceed the $10 million threshold. We believe that as adjusted ratios are meaningful measures of our underwriting results on an ongoing basis as they exclude catastrophes and the impact of reserve discounting which are outside of management's control. We also exclude prior year development to provide transparency related to current accident year results. Underwriting ratios are computed as follows:

— **Loss Ratio** = Loss and loss adjustment expenses incurred ÷ Net premiums earned (NPE)

— **Acquisition Ratio** = Total acquisition expenses ÷ NPE

— **General Operating Expense Ratio** = General operating expenses ÷ NPE

— **Expense Ratio** = Acquisition ratio + General operating expense ratio

— **Combined Ratio** = Loss ratio + Expense ratio

— **CATs and Reinstatement Premiums** = [Loss and loss adjustment expenses incurred – (CATs)] ÷ [NPE +/(-) Reinstatement premiums related to catastrophes] – Loss ratio

— **Accident Year Loss Ratio, as Adjusted (AYLR, ex-CAT)** = [Loss and loss adjustment expenses incurred – CATs – PYD] ÷ [NPE +/(-) Reinstatement premiums related to catastrophes +/(-) Prior year premiums + Adjustment for ceded premium under reinsurance contracts related to prior accident years]

— **Accident Year Combined Ratio, as Adjusted (AYCR, ex-CAT)** = AYLR ex-CAT + Expense ratio

— **Prior Year Development net of reinsurance and prior year premiums** = [Loss and loss adjustment expenses incurred – CATs – PYD] ÷ [NPE +/(-) Reinstatement premiums related to catastrophes +/(-) Prior year premiums] – Loss ratio – CATs and reinstatement premiums ratio

	Twelve Months Ended December 31,			Three Months Ended December 31,	June 30,
Underwriting Ratios General Insurance	2022	2021	2020	2022	2018
Loss ratio	60.8	64.2	71.0	58.5	65.7
Catastrophe losses and reinstatement premiums	(5.0)	(5.4)	(10.3)	(3.8)	(2.3)
Prior year development, net of reinsurance and prior year premiums	1.8	0.6	0.1	2.3	0.8
Adjustment for ceded premiums under reinsurance contracts and other	—	—	—	—	1.2
Accident year loss ratio, as Adjusted	57.6	59.4	60.8	57.0	65.4
Acquisition ratio	19.3	19.6	20.4	19.8	21.1
General operating expense ratio	11.8	12.0	12.9	11.6	14.5
Expense ratio	31.1	31.6	33.3	31.4	35.6
Combined ratio	91.9	95.8	104.3	89.9	101.3
Accident Year Combined Ratio, ex-CATs	88.7	91.0	94.1	88.4	101.0

Underwriting Ratios Commercial Insurance	Twelve Months Ended December 31,	
	2022	2021
Loss ratio	63.5	71.4
Catastrophe losses and reinstatement premiums	(6.1)	(6.8)
Prior year development, net of reinsurance and prior year premiums	1.0	(2.9)
Accident year loss ratio, as Adjusted	58.4	61.7
Acquisition ratio	15.8	16.8
General operating expense ratio	10.3	10.6
Expense ratio	26.1	27.4
Combined ratio	89.6	98.8
Accident Year Combined Ratio, ex-CATs	84.5	89.1

- **AIG 200 Cumulative Run-rate Net GOE Savings** represents exit run-rate savings that will emerge over time as a direct result of actions taken under the AIG 200 program.

- **AIG 200 Net GOE Exit Run-rate Savings Excluding Corebridge** AIG 200 Cumulative Run-rate Net GOE Savings excluding Corebridge initiated savings.

- **Life and Retirement* Normalized GOE** represents Corebridge GOE on an adjusted pre-tax operating income basis less separation related impacts and certain one-time non-recurring items.

- **Relative Tangible Book Value Per Common Share** represents Tangible book value per common share compared to peers' Tangible book value per common share. Tangible book value per common share is derived by dividing Total AIG common shareholders' equity, excluding goodwill, value of business acquired, value of distribution channel acquired and other intangible assets, by total common shares outstanding.

Net Premiums Written - Change in Constant Dollar	Twelve Months Ended December 31, 2022	
	General Insurance	Global Commercial Lines
Foreign exchange effect on worldwide premiums:		
Change in net premiums written		
Increase (decrease) in original currency	3.8%	6.3%
Foreign exchange effect	(5.2)	(3.5)
Increase (decrease) as reported in U.S. dollars	(1.4)%	2.8 %

*Life and Retirement represents Life and Retirement plus components of Other Operations.



American International Group, Inc.

www.aig.com